

As filed with the Securities and Exchange Commission on June 1, 2012.
File No. 024-10291.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9
TO FORM 1-A
REGULATION A OFFERING STATEMENT

UNDER
THE SECURITIES ACT OF 1933

ZENVAULT MEDICAL CORPORATION

(Exact name of issuer as specified in its charter)

Colorado	7389	27-3255818
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

450 East Happy Canyon Road
Castle Rock, Colorado 80108
(303) 810-7719
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

John C. Botdorf
Chairman of the Board
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108
(303) 810-7719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert W. Walter, Esq.
Richardson & Patel, LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
(310) 208-1154—Facsimile

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

ITEM 1. Significant Parties

(a)

(i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

(iv) Mark W. Brunvand (nominee): 1066 South Race Street, Denver, Colorado 80209; business address: 1800 Williams Street, Suite 300, Denver, Colorado 80218

(b)

(i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

(iv) Keith T. Fukuhara: 608 Southview Court, Belmont, California 94002; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(c) None.

(d)(1) Record Holders of Founders' Common Stock

(i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(ii) Gin Family Trust: residence and business address:250 Spinnaker Street, Foster City, California 94404

(iii) Fukuhara Family Trust: residence and business address: 608 Southview Court, Belmont, California 94002

(iv) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

(v) Mark W. Brunvand: 1066 South Race Street, Denver, Colorado 80209; business address: 1800 Williams Street, Suite 300, Denver, Colorado 80218

(d)(2) Record Holders of 5% or More of Outstanding Stock Options

(i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

(iv) Keith T. Fukuhara: 608 Southview Court, Belmont, California 94002; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(e)

(i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(ii) Gin Family Trust: business and residential address: 250 Spinnaker Street, Foster City, California 94404

(iii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(iv) Fukuhara Family Trust: business and residential address: 608 Southview Court, Belmont, California 94002

(v) Keith T. Fukuhara: 608 Southview Court, Belmont, California 94002; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(vi) ZeroNines Technology, Inc.: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(vii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

(viii) Mark W. Brunvand: 1066 South Race Street, Denver, Colorado 80209; business address: 1800 Williams Street, Suite 300, Denver, Colorado 80219

(f)

(i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404

(iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016

(iv) Keith T. Fukuhara: 608 Southview Court, Belmont, California 94002

(g)

(i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404

(iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016

(iv) Mark W. Brunvand: 1066 South Race Street, Denver, Colorado 80209

(v) Gin Family Trust: 250 Spinnaker Street, Foster City, California 94404

(vi) Fukuhara Family Trust: 608 Southview Court, Belmont, California 94002

(ix) ZeroNines Technology, Inc.: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(h) Richardson & Patel, LLP: 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024; Robert W. Walter, Esq., of counsel: 9660 East Prentice Circle, Greenwood Village, Colorado 80111.

(i) – (m) None.

ITEM 2. Application of Rule 262

(a) None.

(b) None.

ITEM 3. Affiliate Sales

None.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) None.

(b) The securities will be offered in the states of Colorado, California, Michigan, and Arizona. The securities will be offered in such jurisdictions on a "best efforts" basis by our officers and directors, except Mr. Claus, pursuant to the safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934. The exemptive or registration provisions to be relied upon in each of the listed states include: transaction securities registration exemption under Section 11-51-308(1)(p) pursuant to Rule 51-3.13 of the Rules of the Colorado Securities Act; application for qualification by permit pursuant to Section 25113(b)(1) of the California Corporations Code; under one of the exemptive provisions contained in Section 402(b)(9) of the Michigan Uniform Securities Act; and the exemption under Arizona Administrative Code section 14-4-139.We may rely on other exemptive or registration provisions to make offers and sales in these states if such other provisions are more appropriate for our use.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) ZenVault Medical Corporation is the issuer. The title and amount of unregistered securities issued or sold by us within one year, the aggregate offering price or other consideration for which such shares were issued, and the names of the persons to whom the securities were issued are set forth below.

Name	Founders Shares	Issuance Date	Price ($)
Dr Mark Brunvand	584,116	Oct 1st, 2010	5841
John C Botdorf	447,293	Oct 1st, 2010	4472
Ruth Joy Fuhr	241,619	Oct 1st, 2010	2416
Alana Botdorf	15,000	Oct 1st, 2010	150
Forrest Botdorf	15,000	Oct 1st, 2010	150
97 Fukuhara F Trust	584,116	Oct 1st, 2010	5841
Samson Kwok	134,796	Oct 1st, 2010	1347
Sean Myers	224,660	Oct 1st, 2010	2246
Brad Claus	224,660	Oct 1st, 2010	2246
Pam Dobbs	10,000	Oct 1st, 2010	100
Gin Family Trust	584,116	Oct 1st, 2010	5841
Charles I Brown	89,864	Oct 1st, 2010	898
Michael Tarutis	179,728	Oct 1st, 2010	1797
Josephine Zhao	134,796	Oct 1st, 2010	1347
Peter Loughlin	134,796	Oct 1st, 2010	1347
Matt Pavlovcic	134,796	Oct 1st, 2010	1347
Joan Botdorf	89,864	Oct 1st, 2010	898
Tom Foster	150,000	Oct 1st, 2010	1500
Melisa Cowden	25,000	Dec 15th, 2010	250
Michael Sell	15,000	July 15th, 2011	150
HB Capital Resources	15,000	July 15th, 2011	150
Robert Walter	216,261	Aug 1st, 2011	2162
Richardson & Patel, LLP	72,087	Aug 1st, 2011	720
Brad Claus	150,000	Aug 1st, 2011	1500
Anchor Center for the Blind	20,630	Dec 30th, 2011	206
Total:	4,493,198		

Series A Preferred Stock

Name		Investment	Date	Shares
Steven/Stephanie Ruyle		$66,000	8/15/2010	132,000
Sheri Yadav		$25,000	11/10/2010	50,000
Jay Bruvand		$12,500	11/14/2010	25,000
John Bruvand		$12,500	11/14/2010	25,000
	Total 2010	$116,000		232,000
Dr. Peter McSweeney		$40,000	1/25/2011	80,000
Jack Forgosh		$30,000	2/1/2011	60,000
Kirchner Company		$30,000	2/18/2011	60,000
Deepak/Rita Bhasin		$50,000	4/1/2011	100,000
Katuin Fam, Enter, LLC		$25,000	4/4/2011	50,000
Northern Medical, LLC		$50,000	4/15/2011	100,000
				450,000
	Total 2011	**$225,000**		
	Total	**$341,000**		682,000

In addition, ZenVault Medical Corporation issued 4,493,198 shares of Series B Preferred Stock on December 15, 2010 to ZeroNines Technology, Inc., as assignee of Z9 Services Group LLC. The consideration for this issuance was the delivery to us of the substantially completed ZenVault portal that Z9 Services Group had designed, built, tested and deployed according to the specifications of the Design and Build Contract between ZenVault Medical Corporation and Z9 Services Group, LLC.

(b) None.

(c) Founders' Common Stock and Series B Preferred Stock: Section 4(2) of the Securities Act, for transactions not involving any public offering. Under the amended founders' agreement, each of such persons agreed not to resell or distribute the Founders' Common Stock to the public, and represented that he or she had such knowledge and experience in finance and business matters to evaluate the risks and merits of the investment, or were able to bear the investment's economic risk, and had access (by virtue of his or her relation to ZenVault Medical Corporation or its executive officers and directors) which would have been provided in a prospectus. The holder of the Series B Preferred Stock made similar representations to ZenVault Medical Corporation. No underwriters were involved in the foregoing sales of securities and no public solicitation or general advertising was used in connection with the offering.

No exemption was available for the sales of 682,000 shares of Series A Preferred Stock, which sales are the subject of the rescission offer being extended to the subscribers for such Series A Preferred Stock.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

(a) None.

(b) None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None except as follows:

Richardson & Patel, LLP holds 72,087 founders' shares and Robert W. Walter, Esq., of counsel, holds 216,261 founders' shares.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

This offering circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY OFFERING CIRCULAR

9,200,000 Shares


ZENVAULT
MEDICAL

Series A Preferred Stock

ZenVault Medical Corporation is offering up to 9,200,000 shares of our Series A preferred stock (the "Preferred Stock") on a "best efforts" basis directly through certain of its officers and directors, who will not receive any commissions or other remuneration for selling Preferred Stock. The shares will be sold at a price of $.50 per share, for total proceeds of up to $4,600,000. Unless we determine to terminate the offering earlier, the offering will continue until the earlier of (i) our receipt of $4,600,000 in proceeds, or (ii) February 28, 2013. Funds received in payment for the offered Preferred Stock will be deposited in an escrow account at U.S. Bank, N.A., Denver, Colorado (the "Escrow Agent") and held in escrow until we notify the escrow agent of one or more closings, which notice will indicate the date on which shares of Preferred Stock will be delivered to investors and proceeds released in accordance with the escrow agreement. Subject to the receipt of a minimum of $250,000 in proceeds, the proceeds of this offering will be available to us immediately following each closing. We will bear all expenses of this offering.

We may retain the services of one or more finders or broker-dealers to assist us in selling the Preferred Stock. At the date of this offering circular, we have not entered into any written agreement with, or otherwise engaged, any finders or broker-dealers. If we do so, we will amend or supplement this offering circular to identify the finders or broker-dealers we retain and disclose the compensation each will receive, which will be up to 10% of the gross proceeds of the offering.

Investing in our Preferred Stock involves significant risks. See "Risk Factors" beginning on page 14 to read about factors you should consider before buying our Preferred Stock in this offering

The table below illustrates the minimum and maximum aggregate offering and the proceeds to us before other offering expenses. The actual offering amount and proceeds to us are not presently determinable and may be substantially less that the total maximum amounts below.

	Price to Public	**Proceeds to Issuer or Other Persons (1)**
Per share	$ .50	$ .50
Total minimum offering	$ 250,000	$ 250,000
Total maximum offering	$ 4,600,000	$ 4,600,000

(1) Before payment of estimated other offering expenses of $75,000, assuming sale of the minimum offering, and $175,000, assuming sale of the maximum offering, , all of which will be borne by us.

In addition to the offering of the Preferred Stock described above, we are offering, under the terms and conditions described in this offering circular, to rescind (the "Rescission Offer") the prior purchase of 682,000 shares of Series A preferred stock (the "Rescission Shares") by subscribers (the "Prior Subscribers") during the period beginning on August 17, 2010 and terminating on April 22, 2011 (the "Purchase Period"). The proceeds of the prior sale of the Rescission Shares are currently segregated and held in a separate rescission escrow account (the "Rescission Escrow Account") also maintained at U.S. Bank, N.A.

The Rescission Offer applies only to purchases of Rescission Shares during the Purchase Period. If you are a Prior Subscriber and purchased Rescission Shares during the Purchase Period then, by accepting the Rescission Offer, you are agreeing to resell to us the Rescission Shares you purchased at the price you paid, as of the date that is 30 days from the date of this offering circular (the "Expiration Date"). If you accept the Rescission Offer, you will also receive interest at a rate of 6% per annum on the original purchase price of the Rescission Shares from the date you purchased the Rescission Shares through the Expiration Date. The Rescission Offer will expire at 5:00 p.m., MDT, on [•], 2012, which is the Expiration Date.

A Rescission Offer Election Form is set forth as Exhibit A to this offering circular. You may accept the Rescission Offer by marking the box next to, "I ACCEPT THE RESCISSION OFFER" and returning the Rescission Offer Election Form to us by facsimile transmission at (303) 814-1495, or by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado, 80108. You do not need to take any action to reject the Rescission Offer. If you fail to mark the "I ACCEPT THE RESCISSION OFFER" box and return the Rescission Offer Election Form to us by facsimile transmission or U.S. Postal Service on or before the Expiration Date, you will be deemed by us to have rejected the Rescission Offer. Acceptance or rejection of the Rescission Offer may prevent you from maintaining any action against us based on a claim that we failed to register the Rescission Shares. In addition, any such claim may be barred by applicable statutes of limitation. See "Risk Factors – Your right of rescission under federal or state securities laws, if any, may not survive if you fail to accept the Rescission Offer" on page 24.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" FOR A DISCUSSION OF RISKS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE STATE SECURITIES COMMISSIONS, AGENCIES OR DEPARTMENTS OF THE STATES IN WHICH THESE SECURITIES MAY BE OFFERED DO NOT PASS UPON THE MERITS OF OR GIVE THEIR APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DO THEY PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION. HOWEVER, THE STATE SECURITIES COMMISSIONS, AGENCIES OR DEPARTMENTS IN THOSE STATES IN WHICH THESE SECURITIES MAY BE OFFERED HAVE NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is [•], 2012

TABLE OF CONTENTS

	Page
Summary	1
Special Note Regarding Forward-Looking Statements	8
Questions and Answers About The Rescission Offer	10
Risk Factors	14
Dilution	29
Use of Proceeds	32
Dividend Policy	34
Capitalization	35
Selected Unaudited Financial Data	36
Management's Discussion and Analysis of Financial Condition and Results of Operations	38
Business	45
The Rescission Offer	56
Management	61
Related Party Transactions and Conflicts of Interest	68
Principal Stockholders	74
Description of Capital Stock	77
Plan of Distribution	89
Legal Matters	91
Where You Can Find Additional Information	91
Index to Financial Statements	F-1
Rescission Offer Election Form	A-1

You should rely only on the information contained in this offering circular in making your investment decision. We have not authorized anyone to provide you with additional or different information from that contained in this offering circular. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell shares of our Preferred Stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this offering circular, regardless of its time of delivery or of any sales of shares of our Preferred Stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

We reserve the right to reject any offer to purchase the Preferred Stock or any portion thereof, sell less than the maximum number of shares of Preferred Stock described in this offering circular, or allocate to any purchaser less than all of the Preferred Stock for which the investor subscribed.

Unless otherwise indicated or unless the context requires otherwise, all references in this offering circular to "ZenVault," "the "Company," "we," "us," "our," or similar references, mean ZenVault Medical Corporation. References to "ZeroNines" in this offering circular mean ZeroNines Technology, Inc., a related party which developed the Always Available™ business continuity platform that we license, and which will own approximately 33% of our capital stock, on an as-converted basis, on the final closing date of this offering. References to "Z9 Services Group" in this offering circular mean Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines. Please see "Related Party Transactions and Conflicts of Interest" on page 68 for further information about our relationship and transactions with ZeroNines and its subsidiary.

References in this offering circular to the "cloud" or "cloud-based" mean on-demand network access to a shared pool of configurable computing resources such as servers, storage, applications and services that can be rapidly provisioned and that do not require end-user knowledge of the physical location and configuration of the system delivering the services. References in this offering circular to "consumer end users" or "end users" mean consumers who access our portal to manage, view or authorize the sharing of their personal health records. References in this offering circular to "PHR" mean personal health records.

This offering circular and its exhibits may be provided in electronic form to prospective investors. Summaries of documents contained in this offering circular may not be complete, and we refer you to such documents for a more complete understanding of the documents we discuss in this offering circular. Many of these documents are exhibits to this offering circular and may be obtained from us on request. You may also obtain a copy of the escrow agreement by submitting a request to us. This offering circular contains trademarks, service marks, copyrights and trade names of ZenVault, ZeroNines and other companies which are the property of their respective owners.

For investors outside the United States, we have not taken any action that would permit this offering or the possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this offering circular.

We are responsible for all of the disclosure in this offering circular. Information regarding market and industry statistics contained in this offering circular is based on independent publications, governmental publications, or other independent sources available to us which we believe are accurate.

SUMMARY

The following summary highlights selected information from this offering circular and does not contain all of the information that you should consider before investing in our preferred stock. This offering circular contains information regarding our business and detailed financial information. You should carefully read this entire offering circular, including the factors described under the heading "Risk Factors," and the financial statements and related notes before making an investment decision.

About ZenVault

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We contracted with Z9 Services Group, a related party, for the design and development of our proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture, and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Our strategy is predicated on our unwavering commitment to empower consumers to securely store, view, and control access to their PHR. Our portal will be designed to enable consumers with copies of their PHR to scan and upload this information directly to their portal account. Our goal is to transform consumers' ability to view and manage this personal healthcare information through our portal's encrypted, cloud-based, continuously available storage infrastructure that can instantly and securely provision PHR to a consumer's desktop, laptop, smart phone, tablet, or similar device anywhere throughout the world.

Following completion of this offering, we will commence building the next two modules we have designed and expect to add to the ZenVault portal in the third or fourth quarter of 2012. The emergency medical services (EMS) module is designed to allow EMS personnel to access permitted PHR (such as known allergies and physician information) from Internet-equipped ambulances, helicopters and other rescue vehicles. The powerful medical professional module is designed for physicians, nurses, physician's assistants, dentists, chiropractors and psychiatrists, and healthcare facilities such as hospitals, clinics, and nursing homes, to quickly upload and store PHR. We expect to equip this module to accept uploads of commonly available formats such as .pdf, .jpg/.jpeg, .txt, png, tiff, rtf, Microsoft Word, and Microsoft Excel, with no need for conversion or customization. These files are expected to include diverse information such as basic patient data, medical history, hospital admittance and release records, medical orders, laboratory test results, examination and evaluation reports, immunization status, and medical images. When completed, the EMS and medical professional modules will mark our successful achievement of several business objectives:

- offering EMS personnel rapid and continuous access to critical information that can accelerate accurate decision-making in the midst of emergencies and disasters;
- offering medical professionals a centralized, content-flexible depository for patient PHR that is secure, reliable, continuously available to the medical professional and consumer, and which will result in medical professionals complying with applicable privacy and PHR regulatory requirements, and
- facilitating the integration of our two planned primary user populations – consumers and medical professionals – onto the single, scalable, software-driven, cloud-based ZenVault portal that will cost-effectively and seamlessly provide bi-directional, synergistic, and concurrent access to PHR by both consumers and authorized medical professionals.

The ZenVault portal is currently available for use at www.zenvault.com, but the portal has not generated meaningful revenue to date. We expect the addition of the EMS and medical professional modules must be completed before the portal will include all features that will be necessary for us to generate meaningful revenue.

We are fundamentally different from traditional electronic medical records (EMR) and electronic health records (EHR) companies. Today's healthcare marketplace generally defines EMR as the legal patient record created in hospitals and ambulatory environments that is the data source for EHR. EHR is data which is generated and maintained within an institution such as a hospital, clinic or physician office. Unlike many traditional EMR and EHR companies, we are not dependent on legacy software and dedicated hardware systems that EMR and EHR providers often require medical professionals to use for records storage, billing and reimbursement, and imaging. In contrast, our portal will be a virtual "open source" storage platform that is designed to accommodate medical records and images stored in the many commonly used digital formats described above. Additionally, dedicated EMR or EHR systems can cost several hundred thousand dollars or far more, meaning cost can be a significant obstacle for small and mid-size medical professional practices and hospitals. In response to competitive pressures, several EMR and EHR companies have recently transitioned to free-access, advertising-based revenue models. We believe most consumers and medical professionals prefer personal health information to appear in an advertising-free environment because consumers are saturated with web-based advertising in search, communication, and other web-based environments in which confidential information is not ordinarily stored. In addition, third party advertising that may be directed at health conditions profiled in PHR could lead consumers to conclude that advertisers have gained access to PHR in violation of its confidentiality.

In August 2011, we entered into an agreement with ZeroNines under which we were granted 30-year rights to use the ZeroNines Always Available™ business continuity platform for consumer-branded portals and web sites using healthcare, medical, biomedical, insurance, college, legal and personal finance applications. We may evaluate expansion opportunities outside of healthcare and medical applications in the future as our business model evolves, if sufficient capital is then available in order to do so.

Our Sales, Marketing and Revenue Generation Strategies

We intend to rely on resellers, enterprise solutions providers, and institutional customers to market our portal to end users. We refer collectively to resellers, enterprise solutions providers, and institutional customers as strategic partners in this offering circular. Prospective strategic partners have direct access to, or relationships with, large end user populations that we believe will allow us to secure a much larger base of end users than we would otherwise be able to secure through direct marketing efforts. As ZeroNines is actively marketing its Always Available™ business continuity platform to many entities that we believe are prospective ZenVault strategic partners in the PHR storage and management areas, we believe ZeroNines' marketing efforts will afford us crossover marketing opportunities to prospective strategic partners. We do not currently intend to engage in significant end user direct marketing except through low-cost web-based initiatives that are likely to generate a limited number of end users. We have not yet generated any revenues from strategic partner license agreements and have secured only one signed license agreement to date that is titled, "Reseller Distribution Agreement," with a strategic partner. However, we are in early discussions with several prospective strategic partners and intend to continue to expand our marketing efforts directed at prospective strategic partners.

On our introduction of the EMS and medical professional modules in 2012, we expect to inaugurate ZenVault portal storage at an attractive price point for this market as compared to existing EMR and EHR alternatives, particularly for smaller and mid-size medical practices and hospitals. Our marketing strategy for the medical professional market, including prospective strategic partners in this market, will focus on the range of benefits for medical professionals, including:

- continuous access to patient information without location or device limitations;
- encrypted, secure storage of patient records;
- cloud-based network architecture, eliminating fixed costs for hardware and variable programming costs;
- flexible formatting, reducing or eliminating conversion, customization or manual processes associated with many dedicated EMR and EHR systems, thereby reducing administrative costs; and
- how simultaneously providing patient access to PHR is the future of healthcare and can foster improved patient relations, increase patient communication opportunities, and enable rapid collaboration and consulting.

We have designed a flexible revenue generation model that will accommodate our marketing and sales objectives within the consumer and medical professional target markets. In this regard, we have developed revenue sharing and royalty license paradigms for the ZenVault portal and private label portals we intend to make available to prospective strategic partners. We anticipate that certain strategic partners such as corporate or government customers may offer the ZenVault portal to employees and contractors as part of a highly competitive benefit package, while others may wish to make the ZenVault portal available to employees and contractors on a discounted or pass-through, subscription-fee basis. We believe that by continually seeking to add new functionalities and features to the ZenVault portal, we can create a compelling value proposition for our subscribers.

Going forward, we intend to incorporate bi-directional interactive features into our portal that will expand consumer end user PHR management capabilities and increase the attractiveness of our private label offerings. We also intend to seek certification of the ZenVault portal by recognized healthcare and security industry certifying organizations. Because the introduction of the EMS and medical professional modules will significantly expand our base of prospective customers, our focus in the latter half of 2012 and the first half of 2013 will be on converting prospective strategic partners, EMS providers, and medical professionals to revenue-generating collaborators, positioning us to recruit a diversified base of end users.

The Healthcare Market

The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.6 trillion in 2010. Although we are not aware of any statistics citing how many personal medical records are created per healthcare dollar spent, we believe that the multi-trillion dollar market for healthcare is reflected in the creation of hundreds of millions of medical records each year. In this regard, every visit to a physician or clinic, every hospitalization, every prescription, and every nursing home stay or home healthcare visit creates one or multiple personal medical records. We believe the size of the healthcare market is relevant to understanding the potential market demand for PHR storage, access and retrieval, which will increase each time a medical record is created. Population growth will also increase the creation of medical records, as each new patient will have essential medical records that must be stored and available for access by medical professionals, hospitals, and other providers. We currently have no plans to expand into markets outside of the United States.

Our Opportunity

- *Highly Fragmented and Complex Market.* The market for PHR is highly fragmented and complex. Every entity or medical professional that creates or stores EMR and EHR today typically does so on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records.

- *Government Initiatives to Mandate Use of Electronic Health Records.* Both President Obama and former President Bush publicly articulated a goal of implementing EHR fully in the U.S. by 2014. HHS now offers Medicare and Medicaid incentive programs that provide incentive payments to medical professionals, eligible hospitals, and critical access hospitals that adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Moreover, the Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted as part of the American Recovery and Reinvestment Act of 2009, contains certain financial and other penalties that are currently scheduled to take effect in 2015. These penalties will apply to medical professionals and hospitals that fail to reach the meaningful use standard for electronic medical records related to Medicare and Medicaid services. This combination of financial incentives and penalties can be expected to exercise a powerful influence on the adoption of electronic medical recordkeeping by medical professionals and hospitals in the next two to three years.

- *Mandated Legal and Ethical Confidentiality for PHR.* Medical information confidentiality dates back to the Hippocratic Oath. The modern version of this oath, like its predecessor, continues to view the duty of confidentiality of medical information as a fundamental tenet of medical practice. That confidentiality is now codified in U.S. law under the Health Insurance Portability and Accountability Act (HIPAA) of 1996, or HIPAA, and HITECH. Medical professionals, hospitals and other providers, and consumers wanting access to their PHR are justifiably concerned about entrusting sensitive medical information to electronic systems that might be subject to hacking, internal security breaches, or other fraudulent activity. All healthcare market participants and consumers are therefore seeking assurance that any EMR system utilized by them will have sufficiently robust security measures so as to ensure the complete confidentiality of medical information.

- *Vast Market Size.* According to the National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services, total U.S. health spending reached $2.6 trillion in 2010. While we are not aware of statistics equating health spending to creation of medical records, we believe the size of the worldwide healthcare market evidences the creation and storage of millions of medical records each year. The need to securely digitize, store and retrieve this information in flexible formats and a low-cost environment will drive the search for technology solutions by medical professionals, hospitals and other healthcare providers.

• *Lack of Experienced Healthcare IT Professionals.* As market and government incentives have increased demand for electronic medical recordkeeping, demand for experienced technologists, programmers and system engineers with specialized healthcare knowledge has substantially increased. The legally-required confidentiality of medical information in the U.S. has also impacted demand for IT security professionals in the healthcare market. This demand has resulted in some EMR and EHR providers, hardware vendors, and programming firms being unable to fill hiring demand for seasoned IT professionals with healthcare experience. These difficulties have been compounded by hospitals, clinics and large medical practices seeking to hire experienced IT professionals to manage their IT and EMR systems from the same pool of prospective employees. A secure electronic medical recordkeeping service that is not dependent on localized or contracted IT support and which can be used by non-IT personnel in a flexible and low-cost environment will alleviate the need for legacy system support, costly upgrades, and capital investments that increase IT costs within the healthcare market.

• *Historical Absence of Consumer Orientation and Consumer Desire for Knowledge.* Historically, consumers have had minimal access to their medical records, even though many healthcare decisions are dependent on the data in those records and the information technically belongs to the consumer end user. In addition, there have been instances where healthcare market participants have sought to retain patient medical records for reasons unrelated to patient care, *e.g.*, instances of billing disputes or malpractice litigation. In today's web-based world, consumers are accustomed to using the Internet to access all types of information, including information about health conditions, diseases and available treatment options. As consumers learn about ways in which they can obtain independent and easy access to PHR, it appears likely that demand will develop for this access and knowledge, just as demand grew for web-based information about treatment options when consumers learned of this information source.

• *Increasing Role of the Internet and Mobile Technologies.* Medical professionals and consumers increasingly are turning to the Internet and mobile devices for technology solutions in the storage, handling and retrieval of PHR. While medical professionals have access to the data developed by them, the inability to share this information with other medical professionals and providers on a common platform has increased the costs associated with, and detracted from fully taking advantage of, collaboration and consulting opportunities within the healthcare industry. In addition, the widespread adoption of mobile technologies will lead consumers to begin to expect health-related information to be available on their mobile devices where, when and how they want it.

Risk Factors

Our business is subject to a number of risks of which you should be aware. These risks are described in more detail in the "Risk Factors" section of this offering circular. These risks include:

- There is substantial doubt about our ability to continue as a going concern;
- We are a development stage company that has yet to generate meaningful revenue;
- We will require substantial additional capital to execute our business plan;
- Our business model is new and unproven;
- Our business will be subject to competition from other providers of PHR services, and may be subject to competition from entities that license or sublicense the ZeroNines Always Available™ business continuity platform;
- Our business will depend on our ability to protect and exploit our owned and licensed intellectual property;
- If we do not secure strategic partners, we may be unable to generate meaningful revenue and our growth possibilities may be curtailed;
- If security of our portal is compromised, we could lose any strategic partners and end users we secure; and
- We depend substantially on ZeroNines, and the loss of our relationship with ZeroNines for any reason would harm our business.

Corporate Information and History

Our executive offices are located at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, and our telephone number is (303) 814-8121. Additional information about us is available on our website at *www.zenvault.com*. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, part of this offering circular.

From April 2010 until our formation in August 2010, ZeroNines undertook early design and development activities related to the ZenVault portal. We were formed as a corporation on August 17, 2010. Following our formation, we entered into the Design and Build Contract with Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, under which Z9 agreed to design, build, test and deploy the ZenVault portal. In December 2010, Z9 substantially completed its obligations under the Design and Build Contract. We agreed to pay Z9 a cash purchase price of $620,000 and to issue 4,493,198 shares of Series B Preferred Stock to ZeroNines as consideration for the work performed by Z9 under the Design and Build Contract. That stock has been issued to ZeroNines, although the cash portion of the purchase price has not yet been paid. This amount is a contingent liability, as we are obligated to pay the cash portion of the purchase price only on our receipt of specified amounts of capital in this offering or from revenue. If the minimum proceeds are received in this offering, we will pay $90,000 to Z9. For each $100,000 in additional net proceeds we obtain from this offering (after we have closed on the minimum), we will pay Z9 an additional $50,000 up to the aggregate cash purchase price of $620,000. We will also allocate 50% of any revenue obtained by us before and during this offering to pay down the cash portion of the purchase price owed to Z9. Such payments, if any, will reduce the amount to be paid Z9 from proceeds of this offering, subject to our obligation to pay to Z9 a minimum of $50,000 for each $100,000 in additional net proceeds we receive above the minimum offering until the aggregate cash purchase price has been received by Z9.

In August 2011, we entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines. This agreement was intended to set forth our ownership of the ZenVault portal, describe fully the extent of our license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform, and to confirm our revenue sharing obligations with ZeroNines. Among other terms, the agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademark, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010;
- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal at *www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, biomedical, insurance, college/university, legal and personal finance applications, and:
    - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;
    - if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or
    - for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines (if it hosts our portal), and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;
- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, biomedical, insurance, college/university, legal and personal finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities; and
- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

The Offering

The following summary contains basic information about this offering and the Series A Preferred Stock, and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Series A Preferred Stock, please refer to the section of this offering circular entitled "Description of Capital Stock."

Series A Preferred Stock offered:	500,000 shares (minimum) 9,200,000 shares (maximum)
Shares of capital stock to be outstanding after minimum offering(1):	500,000 shares of Series A Preferred Stock 500,000 shares of Series B Preferred Stock 500,000 founders shares of common stock
Shares of capital stock to be outstanding after maximum offering(2):	9,882,000 shares of Series A Preferred Stock 9,882,000 shares of Series B Preferred Stock 9,882,000 founders' shares of common stock
Rank, liquidity preferences, and conversion features of the Series A Preferred Stock:	The Series A Preferred Stock ranks senior to the Series B Preferred Stock, which ranks senior to the founders' shares of common stock. In the event of liquidation, sale or winding up of our affairs, holders of the Series A Preferred Stock will have the option of electing between a 10% cumulative dividend or a 50% liquidation preference based on the stated value of the Series A Preferred Stock owned. If elected, the liquidation preference entitles the holder to a 50% premium on the purchase price paid for the Series A Preferred Stock at the time of our liquidation, sale or winding up. The Series A Preferred Stock may be converted into common stock at any time at the holder's election on a one-to-one basis, *i.e.*, one share of Series A Preferred Stock will convert into one share of our common stock, subject to adjustment for stock splits and similar events.
Options outstanding at April 30, 2012:	3,102,000 options
Use of proceeds:	If we receive the minimum proceeds from this offering, we intend to use the net proceeds to pay $90,000 to Z9 Services Group, LLC, a related party, under the terms of the Design and Build Contract; to fund general and administrative expenses, including salaries for programming personnel; and to complete the design and implementation of an EMS module for our portal. If we receive the maximum proceeds from this offering, we intend to use the net proceeds to pay the full $620,000 price under the Design and Build Contract to Z9 Services Group; to pay general and administrative expenses, including salaries payable to our executive officers; to fund completion of the design and implementation of the EMS and medical practitioner modules for our portal; to pay professional fees; and the remainder will be allocated to working capital.

(1) Reflects a reverse stock split of the currently outstanding Series B Preferred Stock and founders' shares of common stock that will be effected pursuant to the Series B Preferred Stock designation and the founders' agreement in order to attain the ownership objective of a collective 33% ownership stake by the holders of each of the Series A Preferred Stock, Series B Preferred Stock, and founders' common stock, respectively. We refer collectively to these provisions, including the companion provisions described in footnote (2) below, as the ownership equalization provisions in this offering circular. The outstanding shares after completion of the minimum offering assume acceptance of the Rescission Offer by all Prior Subscribers. If all Prior Subscribers reject the Rescission Offer, then the total outstanding shares of Series A Preferred Stock will increase to 1,182,000 shares and, pursuant to the ownership equalization provisions, there then will be outstanding 1,182,000 shares of Series B Preferred Stock and 1,182,000 shares of founders' common stock. Does not reflect outstanding options to purchase 3,102,000 shares of common stock at April 30, 2012. The escrowed $341,000 purchase price of the 682,000 shares of Series A Preferred Stock that are the subject of the Rescission Offer are separate from, and will not count toward, the minimum shares of Series A Preferred Stock offered.

(2) Reflects (i) a forward stock split of the currently outstanding Series B Preferred Stock and founders' shares of common stock that will be effected pursuant to the Series B Preferred Stock designation and the founders' agreement in order to attain the ownership objective of a collective 33% ownership stake by the holders of the Series A Preferred Stock, Series B Preferred Stock, and founders' common stock, respectively, and (ii) rejection of the Rescission Offer by all Prior Subscribers. If the Rescission Offer were accepted by all Prior Subscribers, the number of shares of Series A Preferred Stock outstanding would be 9,200,000 shares, and there would then be outstanding, pursuant to the ownership equalization provisions, 9,200,000 shares of Series B Preferred Stock and 9,200,000 shares of founders' common stock. Does not reflect outstanding options to purchase 3,102,000 shares at April 30, 2012.

Summary Selected Unaudited Financial Information

The design and development work on our portal that was performed by ZeroNines from May 1, 2010 to August 16, 2010, the date immediately prior to the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Asset Purchase, License and Revenue Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Historically, financial statements were not prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The carve-out financial statements contained elsewhere in this offering circular present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold. All financial information presented in this offering circular for periods prior to our formation in August 2010 reflects only that of the ZeroNines Assets Sold and does not reflect the assets, liabilities, or operating results of ZeroNines. The carve-out financial information for the ZeroNines Assets Sold has been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within ZeroNines' books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred to us as compared to the expenses incurred for ZeroNines' other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare the carve-out financial statements, the information presented below and in the carve-out financial statements may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial position would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the period presented. This financial information does not include a carve-out for cash as the operation of the ZeroNines Assets Sold was historically funded by ZeroNines.

Statements of Loss Data:	**ZeroNines Assets Sold May 1, 2010 to August 16, 2010**	**ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010**	**ZenVault Medical Corporation Year Ended December 31, 2011**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Subscription revenue	$ —	$ —	$ 418
Expenses:			
Research and development	88,059	—	—
General and administrative	—	235,287	88,415
Amortization	—	—	24,721
Total operating expenses	88,059	235,287	113,136
Other income (expense), net		155	1,008
Net income (loss)	$ (88,059)	$ (235,132)	$ (111,710)
Basic and diluted net loss per common share		$ (0.06)	$ (0.03)
Weighted average number of common shares outstanding		4,004,219	4,142,493

The following table presents selected consolidated balance sheet data of ZenVault as of December 31, 2011 on an actual basis and on a pro forma basis after giving effect to (i) closing of the sale of the minimum shares offered, and (ii) closing of the sale of the maximum shares offered, assuming the payment of other offering expenses aggregating $75,000 (minimum) to $175,000 (maximum). The pro forma information below assumes that all Prior Subscribers accept the Rescission Offer. Should the Prior Subscribers choose not to accept the Rescission Offer, the pro forma balance sheet data would change through the addition of up to $341,000 to cash, working capital, and stockholders' equity.

	As of December 31, 2011		
Balance sheet data:	**Actual**	**Pro Forma Based on Closing Minimum Offering**	**Pro Forma Based on Closing Maximum Offering**
	(Unaudited)		
Cash and cash equivalents	$ 827	$ 175,000	$ 4,425,000
Working capital	827	175,000	4,425,000
Total assets	673,499	400,199	4,650,199
Total stockholders' equity	225,199	400,199	4,650,199

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward- looking statements as statements containing the words "believe," "expect," "may," "will," "anticipate," "intend," "estimate," "project," "plan," "assume" or other similar expressions, although not all forward- looking statements contain these identifying words. All statements contained in this offering circular regarding our future strategy, plans and expectations, our anticipated growth, trends in our business, plans for the commercialization of our web portal, future operations, projected financial position, potential future revenues, projected costs, future prospects, and results that might be obtained by pursuing management's current plans and objectives are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

- the possibility of our operating costs increasing beyond our current expectations and our ability to fully implement our current business plan;
- our ability to obtain future financing when needed;
- our limited history, and new and unproven business model;
- our need to secure consumer participation on our portal or to develop relationships with resellers or other strategic partners that can bring users to our portal;
- the success or failure of the security measures incorporated into our portal;
- potential competition from entities that separately license or sublicense ZeroNines Always Available™ business continuity platform;
- our ability to implement technologies that do not infringe the intellectual property rights of third parties, or our ability to secure a license for such technologies;
- the results of our efforts to provide additional functionalities on our portal;
- consumer and healthcare provider acceptance of our portal in the United States or other countries;
- the introduction of cloud-based personal health records management systems by competitors;
- our ability to respond to new developments in cloud-based records management technology and new applications for cloud-based records management;
- our ability to protect our intellectual property through confidentiality and non-disclosure agreements, and ZeroNines' ability to protect its patented technology from infringement by others;
- our ability to allow users to quickly upload and store personal health information in a safe and secure manner;
- our ability to comply with data privacy and use laws, including those specifically applicable to personal health information;
- our compliance with existing governmental regulations affecting our business and our ability to respond to change in those regulations, particularly those in the healthcare industry;
- our ability to limit interruptions in service and damage to servers and other computer systems that we own or obtain the right to use;
- our ability to attract and retain qualified officers and key personnel;
- our expectations regarding the effect of the rescission offer on the rescission or damage rights of persons who purchased rescission shares; and
- our plans to develop new or additional features for our portal.

As we are not currently a "reporting company" as that term is defined in the Securities Exchange Act of 1934, it is important to note that the safe harbor for forward-looking statements available to reporting companies is not available to us. You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this offering circular. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our investors. We have no duty to, and do not intend to, update or revise the forward-looking statements in this offering circular after the date of this offering circular except to the extent required by the federal securities laws. You should consider all risks and uncertainties disclosed in this offering circular when making an investment decision.

QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Rescission Offer. These questions and answers do not address all questions that may be important to you as a purchaser of Rescission Shares. Please refer to "The Rescission Offer" beginning on page 56 and the more detailed information contained elsewhere in this offering circular and the exhibits to this offering circular, which you should read carefully.

Q: What is a rescission offer?

A: A rescission offer is an offer by the issuer of securities to repurchase such securities at their purchase price plus statutory interest.

Q: Why are you making the Rescission Offer?

A: On February 17, 2011, we filed an offering circular with the Securities and Exchange Commission, or SEC, which we subsequently amended on February 24, 2011 and March 29, 2011 (as amended, the "Previously Filed Offering Circular"). Following our founding in August 2010 and through April 22, 2011 (the "Purchase Period"), we sold 682,000 shares of Series A Preferred Stock (the "Rescission Shares") to eight subscribers (the "Prior Subscribers"), and accepted into escrow the $341,000 purchase price (the "Purchase Price") for those shares. We did so based upon legal advice that we were permitted to make sales of Preferred Stock before the Previously Filed Offering Circular was filed or qualified by the SEC. On April 22, 2011, the SEC requested information concerning the exemption we relied upon in making such sales. Subsequently, we determined that we should not have made sales of the Series A Preferred Stock until such time as we filed the Previously Filed Offering Circular with the SEC and the SEC qualified the Previously Filed Offering Circular (which had not occurred), and that no other exemption was available for sales of the Rescission Shares during the Purchase Period. In order to address the violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") that resulted from sales of the Rescission Shares during the Purchase Period, we determined that we are required to make a rescission offer (the "Rescission Offer") to the Prior Subscribers who purchased Rescission Shares from us during the Purchase Period.

Q: How can you fund the Rescission Offer if the Purchase Price for the Rescission Shares was used by you in your operations?

A: We never authorized the Escrow Agent to release the Purchase Price to us, and the aggregate Purchase Price remains on deposit with the Escrow Agent in a separate escrow account, the Rescission Escrow Account, as of the date of this offering circular. Therefore, any Prior Subscriber who accepts the Rescission Offer will receive a full refund of his, her or its Purchase Price, together with statutory interest from the date of the purchase to the Expiration Date. That refund will come directly from the Escrow Agent pursuant to instructions we will provide to the Escrow Agent within two business days of acceptance of the Rescission Offer by any Prior Subscriber.

Q: What will I receive if I accept the Rescission Offer?

A: If you accept the Rescission Offer, we will repurchase the Rescission Shares at a purchase price equal to the Purchase Price paid by you for the Rescission Shares you purchased. You also will receive interest on the original Purchase Price of the Rescission Shares at a rate of 6% per annum from the date you purchased the Rescission Shares through the Expiration Date. As the escrowed funds do not bear interest and we do not have funds with which to pay all interest due if all or substantially all of the Prior Subscribers elect to rescind, ZeroNines has agreed to deposit in the Rescission Escrow Account on the date of this Offering Circular a total of $30,000 so as to facilitate the full payment of interest if all or substantially all of the Prior Subscribers elect to rescind. The amount to be advanced to us by ZeroNines and deposited in the escrow account represents approximately 6% interest on the aggregate Purchase Price of the Rescission Shares calculated through June 30, 2012. As of April 30, 2012, the total accrued interest payable to Prior Subscribers, assuming all such Prior Subscribers elected to accept the Rescission Offer, totaled $26,638.41, which amount will increase by approximately $1,705 for each 30 days which passes after April 30, 2012.

Q: Will ZenVault become insolvent or will ZenVault violate state or federal minimum capital or reserve requirements if all Prior Subscribers accept the Rescission Offer?

A: If all Prior Subscribers accept the Rescission Offer, then our cash in the Rescission Escrow Account will no longer appear as an asset, and our previously issued Series A Preferred Stock, subject to the Rescission Offer, will be reduced by approximately the same amount. In this event, our previously issued Series A Preferred Stock, subject to the Rescission Offer at December 31, 2011 would be reduced by $341,000. However, this will not result in our assets being exceeded by our liabilities, a commonly accepted definition of business insolvency. We are not subject to any state or federal minimum capital or reserve requirements. Accordingly, if all Prior Subscribers accept the Rescission Offer, we will not violate any minimum capital or reserve requirements.

Q: Were any of the Prior Subscribers officers, directors or 5% of more beneficial stockholders of ZenVault?

A: No. However, Dr. Mark W. Brunvand, a director nominee, purchased 50,000 shares of Series A Preferred Stock on November 14, 2010, and gifted those shares to two relatives following their purchase.

Q: Am I required to accept the Rescission Offer?

A: No. You are not required to accept the Rescission Offer. Your decision to accept or reject the Rescission Offer is completely voluntary.

Q: Should I accept the Rescission Offer?

A: You must make your own decision about whether to accept the Rescission Offer. In making your decision, you should consider all relevant factors in light of your particular economic and personal circumstances, and the possibility that the value of the Rescission Shares may increase or decrease after the Expiration Date. You should also bear in mind that our Preferred Stock is not and will not be quoted or traded on a national securities exchange or other automated quotation system until such time as we file a registration statement under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, you must be prepared to bear the economic risk associated with ownership of the Rescission Shares for an indefinite period.

WE URGE YOU TO REVIEW THIS OFFERING CIRCULAR CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER.

If you have any questions about the Rescission Offer, you can call us at 1-303-814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

Q: What is the effect of the Rescission Offer on my ability to assert claims?

A: The rights remaining to the recipients of a rescission offer are not clearly delineated under the securities laws. Section 14 of the Securities Act expressly provides that any provision which seeks to bind a purchaser to waive compliance with the federal securities laws is void. There is case law which supports the position that an investor may be estopped from asserting federal securities law claims following a rescission offer. For a more detailed description of the effect of the Rescission Offer on any applicable securities law claims, see "Risk Factors–The Rescission Offer may not bar claims relating to our non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount" and "Risk Factors–Your right of rescission, if any, may not survive if you fail to accept the Rescission Offer."

Q: Under relevant state law, what remedies might be available to me if I am a Prior Subscriber and wanted to bring an action against ZenVault in connection with my prior purchase of the Rescission Shares?

A: The answer to this question varies depending on the laws of the state in which you reside, the laws of the state in which the offer originated, and the laws of the state in which the offer was delivered or received. Some states allow purchasers to assert claims for two inconsistent remedies, such as a claim for rescission and a claim for damages, and then elect a remedy from those asserted at the time of trial. In other states, courts have ruled that pursuing one theory of relief, such as rescission, precludes suing for damages, and *vice versa*. Other state courts have ruled that obtaining one type of relief may or may not bar recovery on the other asserted theory or theories of liability. For example, in Colorado courts are inclined to permit conflicting remedies to be pursued, especially where relief under one theory is or becomes unavailable. If you have questions concerning the remedies to which you may be entitled under state law, we strongly encourage you to consult an attorney in the state in which you reside.

Q: Does the Rescission Offer bar actions by state and federal authorities against ZenVault?

A: No. The Rescission Offer does not bar state and federal authorities from initiating an enforcement action against ZenVault, nor does the Rescission Offer bar initiation of criminal proceedings against ZenVault. State or federal authorities may initiate an action against us at any time related to suspected securities law violations, subject to applicable statutes of limitations.

Q: When does the Rescission Offer expire?

A: The Rescission Offer expires at 5:00 p.m., Mountain Time, on [the Expiration Date], which is 30 days from the date of this offering circular.

Q: What do I need to do now to accept the Rescission Offer?

A: The Rescission Offer Election Form is attached as an Exhibit to this offering circular. To accept the Rescission Offer, please check the box on the Rescission Offer Election Form next to, "I ACCEPT THE RESCISSION OFFER," and then send us a facsimile transmission of the signed Rescission Offer Election Form at (303) 814-1495, or send us the original signed Rescission Offer Election Form by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado 80108. If you send us the signed Rescission Offer Election Form by regular mail, we strongly suggest you send the form by certified mail, return receipt requested, and retain a copy of the signed form for your records. In order to accept the Rescission Offer, you must initiate the facsimile transmission or mail the Rescission Offer Election Form on or before 5:00 p.m., Mountain Time, on [the Expiration Date]. If you do so, we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer.

IF YOU DO NOT CHECK THE "I ACCEPT THE RESCISSION OFFER" BOX ON YOUR RESCISSION OFFER ELECTION FORM AND RETURN IT TO US BY FACSIMILE TRANSMISSION OR THE U.S. POSTAL SERVICE ON OR BEFORE 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

If you accept the Rescission Offer before the Expiration Date, then we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer. Within two business days of the Expiration Date, we will instruct the Escrow Agent to return to you the Purchase Price you paid for your Rescission Shares, together with statutory interest thereon, in accordance with the description contained in this offering circular.

Q: What do I need to do now to reject the Rescission Offer?

A: You do not need to take any action to reject the Rescission Offer.

Q: What happens if I fail to check the box next to "I ACCEPT THE RESCISSION OFFER" on my Rescission Offer election form and return it to you in a timely manner?

A: If you do not check the box next to "I ACCEPT THE RESCISSION OFFER" on your Rescission Offer election form and return it to us by facsimile transmission or regular mail in a timely manner, you will be deemed to have rejected the Rescission Offer. If you reject the Rescission Offer, you will not receive any payment with respect to your Rescission Shares and will continue to own those shares.

Q: Can I change my mind about accepting or rejecting the Rescission Offer?

A: Yes. You can change your decision about accepting or rejecting the Rescission Offer at any time on or before the Expiration Date. To change your decision, make a copy of your Rescission Offer Election Form, cross out the box that represents your previous decision, check the appropriate box representing your new decision, and then initial both boxes and indicate the date on which you took both of these actions. Then you must send us the revised Rescission Offer Election Form by facsimile transmission or regular mail as described above on or before 5:00 P.M., Mountain Time, on the Expiration Date.

Q: When will I receive payment for my Rescission Shares if I properly accept the Rescission Offer?

A: Following the Expiration Date, we will within two business days instruct the Escrow Agent to send you a check in the amount of the Purchase Price for the Rescission Shares you previously purchased, together with statutory interest on that amount from the date of your purchase to the Expiration Date. The instructions to the Escrow Agent require the Escrow Agent to mail the check to you by certified mail, return receipt requested, within two business days of receipt of our instructions. Accordingly, if the time for mail to reach you is approximately three to five business days, you should expect to receive the cashier's check in 7 to 12 calendar days after the Expiration Date.

Q: If I do not receive the check within two weeks of the Expiration Date, what should I do?

A: If you have not received the check from the Escrow Agent within two week of the Expiration Date, please call us immediately at (303) 814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com. We will promptly contact the Escrow Agent on your behalf and ask the Escrow Agent to contact you directly with the certified mail receipt number so that both you and the Escrow Agent can determine if the check was delivered, lost or is still en route. We will also take steps to follow-up with the Escrow Agent to ensure that you receive the return of your Purchase Price, together with accrued interest, as described in this offering circular.

Q: Who can help answer my questions?

A: If you have questions regarding the Rescission Offer, you may call us at (303) 814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

RISK FACTORS

An investment in our Preferred Stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this offering circular before you decide whether to buy our Preferred Stock, including our financial statements and related notes. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. In these circumstances, you could lose all or part of your investment.

Risks Related To Our Business

There is substantial doubt as to our ability to continue as a going concern.

We have experienced recurring losses since inception, resulting in cumulative losses of approximately $346,842 through December 31, 2011, excluding an additional $88,059 in expenses attributable to the assets we acquired from ZeroNines in December 2010. Management has prepared our financial statements on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We will need to obtain additional capital to continue as a going concern and to fund our operations, including to:

- build-out additional modules for the ZenVault portal;
- enhance the functionalities and features of the ZenVault portal;
- market the ZenVault portal to strategic partners;
- fund payments due under the ZeroNines design and build contract, as well as monthly royalties due to ZeroNines;
- fund capital expenditures for system hardware and cloud-related operating expenses; and
- sustain our corporate overhead requirements, and hire and retain necessary personnel.

There is no assurance we will be able to execute our business plan and create a sustainable going concern. If we do not, you may lose your entire investment.

We are a development stage company, have a history of net losses, and we may never achieve profitability.

We are a development stage company and have incurred net losses since our inception in August 2010. Our net losses were approximately $235,132 for the period from August 17, 2010 (inception) to December 31, 2010, and $111,710 for the year ended December 31, 2011. At December 31, 2011, we had an accumulated deficit of $346,842. We plan to increase our operating expenses in the near future as we continue to develop additional modules, functionality and features for our portal; expand our limited marketing efforts directed to strategic partners; enhance our system and cloud-based resources; and increase our personnel resources in programming, customer service, and administrative areas. We have generated minimal revenue to date from our portal. We plan to seek licensing arrangements which may provide us with potential royalties and those arrangements, if obtained, will be our primary source of revenue for the foreseeable future. We cannot be certain that licensing arrangements will be concluded, or that the terms of those arrangements will result in our receiving material revenue. If we do not generate revenue from license agreements with resellers or others, or if our operating expenses exceed our expectations, we may never achieve profitability and you could lose your entire investment.

If we do not obtain additional financing to continue to fund our operations, we may be forced to scale back or suspend the planned development of additional functionalities for our portal, which may prevent us from obtaining license agreements and end users.

At December 31, 2011, we had minimal cash or cash equivalents. We anticipate that if we receive the maximum proceeds of this offering, we will have sufficient working capital to meet our requirements for the next 18 to 24 months. If less than the maximum offering amount is raised in this offering, we expect to reduce budgeted proceeds allocated to hardware and cloud-based computing resources, and to reduce the period over which the proceeds will be applied to 12 months. Please see "Use of Proceeds" for additional information concerning our planned use of proceeds from this offering. We anticipate we will require significant additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

- progress in, and the costs of, our development of additional functionalities and related efforts to enhance our portal;
- the time necessary to secure license agreements with strategic partners and for those strategic partners to acquaint end users with our portal;
- the extent to which we are obligated to customize our portal for strategic partners, and related demands for technical support;
- the generation of any revenues from license agreements;
- the costs of scaling our portal's network architecture and cloud-based resources as end user demand increases; and
- the costs of security measures and compliance with privacy laws and regulations.

Until we can generate royalty revenue, we expect to satisfy our future cash needs through public or private sales of equity or debt securities. Dislocations in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If we were to obtain debt financing in the future, we may be required to grant lenders a security interest in all or a portion of our assets and issue warrants to acquire our equity securities, resulting in dilution to our stockholders' ownership. In addition, debt financing may carry restrictive covenants, including limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Equity financing would dilute the ownership interests of our existing stockholders, and may carry rights and preferences that favor newer investors over prior investors. If we are unable to raise additional capital when required or on acceptable terms, then we may have to significantly delay, scale back or discontinue development of additional functionalities for our portal, which may harm our ability to attract strategic partners and end users.

Our limited history, new and unproven business model and rapidly evolving market make it difficult to evaluate our future prospects and increase the risk that we will not be successful.

We launched our portal in the fourth quarter of 2010, although in 2011 ZeroNines continued to test and make changes and enhancements to our portal. As a result, there is a very limited history upon which to evaluate our prospects or future operating results. We expect to add further modules and functionalities to our portal after completion of this offering, which may directly impact our ability to attract strategic partners and end users. In addition, the business of providing cloud-based PHR management to consumers and other healthcare market participants is relatively new and subject to rapid change. You must consider our business and prospects in light of the risks and difficulties we will continue to encounter as a company with a new and unproven business model which intends to operate in a new and rapidly evolving market. These risks and difficulties include our ability to, among other things:

- develop compelling features that will attract consumers to our portal and provide a secure, reliable and accurate means of storing and retrieving PHR;
- develop relationships with strategic partners that will yield revenue and facilitate the expansion of the portal's end user population;
- continue to add modules to our portal that will enhance its functionality for consumers, healthcare providers and others in the healthcare industry;
- earn the trust of consumers and healthcare providers with respect to the storage and use of confidential healthcare and personal information in compliance with our own high standards and applicable governmental and other legal obligations related to healthcare data privacy and protection;

- obtain access to a scalable, high performance technology infrastructure that can securely, efficiently and reliably handle increased usage globally;
- successfully compete with other companies in the PHR management market;
- provide new cloud-based healthcare records applications for consumers and healthcare providers;
- avoid security breaches that result in unauthorized access to personal health information;
- avoid claims of intellectual property infringement, including patent infringement;
- avoid interruptions or disruptions in the operation of our portal;
- avoid problems with the functionality of our portal;
- continue to hire and retain highly skilled officers and employees who can facilitate the achievement of our business objectives; and
- successfully expand our business.

We may not be able to address these risks and difficulties or others that we may encounter, including those described elsewhere in this offering circular. Our failure to adequately address risks and difficulties as we encounter them could cause our reputation to suffer and harm our business. We base our current and future expense levels on our management's estimates of the size of our market and the number of potential strategic partners we intend to target. However, operating results are difficult to forecast due to the uncertainty of our market, the fact we have not yet generated material revenue, and our yet undemonstrated ability to secure royalty-paying license agreements for our portal. We intend to devote financial and other resources to increasing the functionality of our portal, but we may be unable to adjust our spending in a timely manner to compensate for lack of anticipated revenue. As a result, we may make errors in predicting capital requirements and expenses, which would harm our business and financial condition.

If we do not secure license agreements with strategic partners that can bring a significant number of end users to our portal, we may not successfully commercialize our portal and generate meaningful revenue.

A key aspect of our strategy is to enter into license agreements with strategic partners that can bring significant numbers of end users to our portal. We anticipate generating revenue from these agreements through the strategic partner's payment of royalties based on the average number of end users brought to our portal by the strategic partner. We have one license agreement currently in effect that is titled, "Reseller Distribution Agreement," but to date we have not received any royalties under this agreement. That license agreement, like others we hope to secure, provides that our portal is not the exclusive PHR management portal that may be marketed by the strategic partner to end users. Even if we succeed in securing licensees, the licensees may fail to bring end users to our portal because they:

- do not have sufficient resources or decide not to devote the necessary resources to recruit end users to our portal due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;
- believe our portal is not as effective, secure or as consumer-friendly as competitive portals or other cloud-based technologies;
- decide to market a different PHR portal because the royalty rate is lower than ours;
- decide to develop a competitive portal;
- find the marketing of our portal to be more difficult or costly than the licensees anticipated; or
- decide to terminate or not to renew the license agreements for these or other reasons.

License agreements are generally terminable for cause on short notice, and sometimes may be terminated or subject to a royalty reduction if the licensee fails to obtain a minimum number of end users within a specific term (usually one year). Once a license agreement is signed, it may not lead to end users coming to or using our portal.

We also face competition in seeking out strategic partner licensees. If we are unable to secure strategic partner licensees that can effectively represent and market our portal to end users, we may not generate meaningful revenue.

If our portal is compromised, we could be subject to fines, damages, litigation and enforcement actions and consumers could curtail or cease using our portal, any of which would significantly damage our business.

Our portal and the computer systems which operate our portal involve the storage, uploading and downloading of non-public PHR by consumers or their healthcare providers. Despite the security measures designed into our portal, our computer systems or those systems that we utilize under agreements with others are vulnerable to computer viruses, break-ins and other attacks that result in unauthorized access, disclosure and use of non-public personal health records. The techniques used by rogue or criminal elements that may be used to attack our computer systems are sophisticated, change frequently and may originate from unregulated or remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We cannot guarantee that we will be able to prevent a breach of our portal's security measures or the computer systems that support our portal's operations in the future. The unauthorized release of PHR may subject us to fines, damages from claims asserted by strategic partners and end users, litigation and enforcement actions. In addition, if we experience several compromises of our portal or computer systems, strategic partners or end users may lose confidence in our portal and cease using our applications, which would materially harm our business.

The PHR stored on our portal is subject to extensive healthcare data privacy laws and regulations. If the security of PHR is breached, we may be subject to fines and damages, and our reputation and business may be materially harmed.

The privacy provisions of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and rules issued under HIPAA restrict and establish standards with respect to the storage, use, processing, disclosure, transfer and protection of protected health information. Protected health information is information, including demographic data, which relates to:

- an individual's past, present or future physical or mental health or condition,

- the provision of healthcare to the individual, or

- the past, present, or future payment for the provision of healthcare to the individual,

and that identifies the individual or for which there is a reasonable basis to believe can be used to identify the individual.

The Health Information Technology for Economic and Clinical Health Act, commonly referred to as HITECH, enacted on February 17, 2009 as part of the American Recovery and Reinvestment Act, expanded HIPAA's definition of business associates to include an entity that performs a function, activity or service on behalf of a covered entity and that requires use of, or access to, personal health information maintained by covered entities. This broad definition encompasses, among others, application services providers, electronic medical records services, and administrative services. Although we are not a covered entity as that term is defined in HIPAA and do not currently provide services on behalf of a covered entity, the expanded definition of business associate under HITECH may subject us or our licensees in the future to HIPAA-related liabilities. We have taken into account the privacy and security standards and other requirements of HIPAA and HITECH when designing our portal and its security measures, but we cannot assure you that these measures will prevent us or our licensees from suffering a security breach related to PHR. If the services we provide through our portal result in the unauthorized disclosure of PHR, we and/or our licensees may be subject to enforcement actions, civil and criminal penalties, and civil suits for damages, including punitive damages. Any of these events would likely damage our reputation and our ability to expand our business, with a corresponding negative effect on our liquidity and results of operations.

Our portal may need frequent updates, revisions or modifications to comply with changes in the regulation of personal health information and related privacy laws.

The proper and secure handling of medical records and PHR is subject to extensive federal and state laws and regulations. The volume and complexity of these laws and regulations is considerable, and many have changed in recent years. Government agencies such as the Department of Health and Human Services, or DHHS, have broad power to interpret and to issue additional rules pertaining to the secure handling and transmission of medical records and PHR. We expect to incur significant costs to keep informed of and in compliance with such laws and regulations and requirements, and these costs may increase as we expand the functionalities of our portal. If Congress, DHHS or other regulators impose new regulations on the handling of medical records and PHR, we may be forced to reduce, enhance or remove certain features from our portal to comply with new or modified laws and regulations. If we are unsuccessful in modifying our portal to adapt to stricter regulations, or if the modifications reduce the utility of our portal for end users, our business, financial position, and results of operations may be harmed materially.

We may be subject to other data privacy laws and regulations, as well as contractual privacy obligations, which may expose us to liability or indemnification obligations.

In addition to PHR privacy laws, we are subject to data privacy laws and regulations pertaining to the storage, use, processing, disclosure, transfer and protection of non-public personal information, including credit card data we may collect from end users who elect to purchase premium service offerings. We will also be subject to privacy-related obligations under license agreements we enter into with any strategic partners. Any failure by us to comply with applicable privacy laws or regulations, our contractual privacy obligations, or our own privacy policies may result in fines, statutory or contractual damages, litigation, or governmental enforcement actions. Additionally, violations of our contractual privacy obligations may trigger indemnification provisions in our license agreements that would obligate us to indemnify our licensees for damages or expenses incurred in connection with a data security breach that was attributed to the design or maintenance of our portal. Any of these events could cause licensees or end users to lose trust in us, which would harm our reputation and business, or may subject us to liabilities which would materially harm our financial position.

We have extensive business, management, ownership and technology ties to ZeroNines that may subject us to a number of operational, technology and staffing risks, including potential conflicts of interest, which could individually or collectively harm our operating results or financial position.

We have extensive business, management, ownership and technology relationships with ZeroNines, which was responsible for conceptualizing our portal and performing initial research and development of our portal prior to our formation. Since that time, our business has been substantially dependent on ZeroNines, in that:

- Messrs. Botdorf, Gin and Fukuhara were instrumental in founding and organizing our business;
- Messrs. Botdorf, Gin and Fukuhara, being three of our four executive officers, were and are also employed as the Chairman, CEO and Chief Technology Officer, respectively, of ZeroNines and sit on its board of directors, and devote only 33% of their working time to us (13 hours per week based on a 40-hour work week);
- a number of the independent contractor programmers we utilize are also under contract to, or employed by, ZeroNines;
- in October 2010, Messrs. Botdorf, Gin and Fukuhara, together with certain of their family members and affiliates, Dr. Mark Brunvand, a director nominee who will join our board of directors on the date of this offering circular, ZeroNines, and other unaffiliated parties entered into a founders' agreement that entitles such persons and the other founding stockholders to ownership equalization with the Series A Preferred Stock at the time of the final closing of this offering;
- in December 2010, we entered into the Design and Build Contract with Z9 Services Group, a wholly-owned subsidiary of ZeroNines, under which we agreed to pay Z9 Services Group a contracted price of $620,000 and issue 4,493,198 shares of our Series B Preferred Stock to ZeroNines (as assignee of Z9 Services Group) for the design, build-out, testing and deployment of the ZenVault portal; and
- in August 2011, we entered into an Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines which memorialized the sale to us of the ZenVault web site, trade name, trademark, and associated intellectual property effective December 15, 2010, and which established a revenue sharing agreement for hosted and non-hosted private-labeled portals that we license or sublicense to third parties.

The extensive nature of our business, management, ownership and technology ties to ZeroNines mean that conflicts of interest exist currently and may arise in the future as a direct result of these ties. Although the Participation Agreement was meant to align our interests and those of ZeroNines in the private-label licensing of our portal to strategic partners, conflicts of interest between us and ZeroNines may continue to exist and may include, among others:

- allocations of management time and other shared personnel resources;
- contract terms, such as performance and acceptance provisions, pricing, credit and payment terms, and contractual allocations of risk;
- corporate opportunities; and
- decisions to utilize technologies offered by ZeroNines or other vendors.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to our stockholders, and to the extent such persons are officers and directors of ZeroNines, they also have a fiduciary duty to manage ZeroNines' business in a manner beneficial to its stockholders. We have established policies and procedures designed to ensure that where a conflict of interest is present or arises between us and ZeroNines, Dr. Brunvand and any other independent directors then on the conflicts committee of our board of directors must approve any transaction related to such actual or potential conflicts. Please see "Related Party Transactions and Conflicts of Interest" on page 68 of this offering circular for further information regarding such policies and procedures. We cannot assure you that our policies and procedures will adequately address potential or actual conflicts of interest that arise between us and ZeroNines, or that the resolution of such conflicts will be effective. If conflicts of interest lead to disputes that result in contract terminations, cancellations or litigation, our business, financial position, or results of operations may be harmed.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our portal and its principal features are accessible with little or no perceptible load time.

A key element in our business strategy is seeking to ensure that end users have access to our portal and its principal features at all times with little or no perceptible load times. As we add new functionalities to our portal and as end user traffic increases, our portal could experience slower load times, system failures, or disruptions unless we timely increase the capacity of our technology infrastructure. We expect to continue to make significant investments to upgrade our technology and network infrastructure to support the addition of new functionalities to our portal and to address increased traffic. We have found through past upgrades and expansions that these efforts are complex and in the past have resulted, and in the future could result, in portal outages, inefficiencies or operational failures. If we do not effectively address infrastructure challenges, upgrade our systems as needed and match network architecture to demand, end users may seek alternative means of managing their PHR and licensees or potential licensees may select alternative providers of PHR management technologies, each of which would negatively impact our business.

The sales cycle for licensing our portal to prospective licensees can be long, and we may not recognize revenue until execution of the license, completion of customization and contracted portal modifications, and minimum end user requirements are met, which will make it difficult to forecast our operating results.

We have very limited experience in negotiating and securing license agreements to date, but that experience suggests that it can take us between three and six months to secure a license agreement, and at times it may take longer. The period between our initial contact with a potential strategic partner and the completion of a license agreement may be relatively long due to several factors, including:

- our need to educate potential strategic partners about the uses, safety and reliability of our portal, and the benefits our portal will provide to end users;
- strategic partners often have budget cycles which can affect the timing of licenses; and
- strategic partners may have lengthy internal approval processes before a license can be signed.

In addition, our strategic partners may demand customization of the portal and, as is the case with our existing licensee, we may agree to provide the portal to the licensee on a private label basis, which will also require us to provide customization services and additional technical support. Our sole licensee, which we licensed under an agreement entitled, "Reseller Distribution Agreement," recently entered into an agreement to provide a private label portal to a pain management company, for which we will be providing a minor amount of customization. As a result, these license opportunities may require us to devote greater sales and technical resources to the licensing process, increasing the cost and time required to secure licenses. It is difficult to predict when particular licenses will occur or be completed, which adversely impacts our ability to accurately forecast our cash requirements and operating results.

If we do not continue to enhance and improve our portal and successfully introduce new features, our ability to maintain our royalty pricing and to attract and retain strategic partners and end users will be harmed, and our operating results will suffer.

We intend to attract new prospective strategic partners and end users by continuing to improve the functionality and features on our portal. For example, we intend to create and introduce a module on our portal in late 2012 for use by physicians and their offices. If we fail to continue to develop new features on our portal that serve and improve consumers' ability to manage their PHR, or if we fail to ensure that PHR can be uploaded by consumers or healthcare providers with a minimum of effort, we may be unable to obtain and continue to retain potential strategic partners and maintain our royalty pricing. We cannot assure you that we will be able to timely and adequately develop additional functions and features or introduce new features that will satisfy the demands of end users. Further, developing new technologies and software applications entails significant technical and business risks. We cannot assure you that any new functions, features or applications will achieve the level of acceptance required for us to generate sufficient revenue to offset our development costs. If we do not continue to enhance and improve the functions and features of our portal and successfully introduce new features that enhance the management of PHR, our ability to maintain our royalty rates and to attract and retain strategic partners will be harmed, and our operating results will suffer.

End users may not widely use our portal to manage their PHR, which would limit our ability to grow our business.

Our ability to grow our business and generate revenue depends on our success in educating end users about how and why maintaining their PHR in a secure, cloud-based environment will provide a variety of benefits to the end user. Cloud-based storage of PHR is a relatively new concept, and has not yet been widely adopted by prospective strategic partners or end users. Concerns about privacy, security, cost, fraud, reliability and other issues may cause strategic partners to be reluctant to market our portal to end users, and also may deter end users from using our portal. Moreover, healthcare providers who have already invested substantial resources in other electronic healthcare records management systems may be reluctant to adopt a new approach like ours to supplement or replace existing systems. If end users do not widely begin to use our portal and derive benefits from that use, our ability to grow our business will be limited.

Any failure to compete successfully against current or future competitors would materially adversely affect our business and prospects.

The market for cloud-based PHR storage and management for consumers is relatively new and rapidly evolving. With the recent decision by Google, Inc. to shut down Google Health, Microsoft's HealthVault is considered a dominant competitor in the PHR storage and management industry. We may also encounter competition from Avado, Inc., a company with a beta-site and a business plan similar to ours that is headed by three former Microsoft executives. Companies that offer traditional EMR storage and management services to healthcare providers, hospitals, and insurance companies may elect to extend their services to consumers and compete with us by developing software and network capabilities using internal resources or outside custom software or enterprise solutions providers. New competition also may develop from technology and software companies that specialize in cloud-based applications or computing within vertical markets outside of the healthcare industry.

Our competitors may announce new portals, functionalities or enhancements that better address the needs of consumers, healthcare providers, and other healthcare market participants. In addition, competitors and potential competitors may enter into business combinations or alliances that strengthen their competitive positions. If any of these competitors were to introduce a portal with functionalities that exceeded those offered by our portal, we could be required to reduce our prices or invest in developing new features for our portal, which could adversely affect our operating results and financial condition. In addition, it may be difficult to displace a competitor once that competitor has established a relationship with a strategic partner.

We expect to encounter new and evolving competition as the market becomes aware of the advantages of cloud-based storage and management of PHR. For example, social networking companies with a large number of online users could develop competing PHR applications, or partner with third parties to do so. Future or existing competitors may introduce different pricing models that may also affect our ability to compete. In addition, larger, better capitalized companies with greater operational, strategic, financial, personnel, customer or user bases, and other resources than we have could enter our market and attempt to compete with us. If we do not successfully compete with existing and future competitors, our business and future prospects will be adversely affected.

Our licensed rights to use the ZeroNines Always Available™ business continuity platform are not exclusive. If ZeroNines licenses its platform to third parties which choose to compete with us in the PHR market, any competitive advantage we possess may be diminished or eliminated, thus harming our operating results.

Our licensing arrangement with ZeroNines provides that ZeroNines has the sole and exclusive rights to the Always Available™ business continuity platform and all associated intellectual property. We license the ZeroNines platform and the associated intellectual property on a non-exclusive basis. As a result, ZeroNines may license the Always Available™ business continuity platform to third parties that may decide to deploy portals that perform functions similar or identical to ours. While we believe many third parties may elect to license our portal rather than build their own, we cannot assure you that this will be the case. If a number of these third parties elect to build their own portals, we could encounter significantly more competition than we currently anticipate in the PHR market. Intensified competition with other portals using the ZeroNines platform may diminish any competitive advantage we might possess and could erode our margins, thus harming our financial position and operating results.

Our portal and its cloud-based network infrastructure rely on open source software and software licensed from ZeroNines and unaffiliated third parties. If any of this software becomes unavailable to us for any reason, that unavailability could disrupt our operations, increase our operating costs and harm our financial position.

Our portal and its supporting cloud-based infrastructure utilize various types of software licensed through the open source GNU General Public License, ZeroNines, and unaffiliated third parties. If the software we use became unavailable to us or could no longer be licensed on commercially reasonable terms, the operation of our portal could be disrupted or result in the portal becoming unavailable for an indefinite period of time. In either case, we would be required to either redesign our portal or infrastructure to function with software available from other parties, develop these components ourselves, or eliminate the functionality, which would result in increased costs and which could limit the features available through our portal. Any of these results could adversely affect our financial condition and results of operations.

Our technology systems are vulnerable to damage, interruptions or failures, any of which could harm our reputation and business.

Our technology systems rely on computer hardware and communications systems in two cloud-based hosting facilities located on the East Coast and West Coast of the United States. We do not control the operation of the third-party facilities and must rely on third parties to provide the physical security, facilities management and communications infrastructure services to ensure reliable and timely access by end users to our portal. While we believe the dual locations of our web hosting technology systems may lessen the chances of a shutdown of our portal, third-party facilities are vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunications failures, viruses or web-based attacks, terrorist attacks and similar unforeseen events. Despite any precautions we may take, the occurrence of a natural disaster or other unexpected disruptions at both of these facilities which house our equipment could result in lengthy interruptions in availability of our portal. We also have experienced website disruptions, outages and other performance problems due to a variety of factors including maintaining multiple systems, infrastructure changes, power failure, telecommunication outages, and human or software errors. We do not currently maintain business interruption insurance, although we may secure such insurance following the completion of this offering if the terms of such insurance are acceptable to us. Even if we obtain such insurance, we cannot assure you that any damages or lost business which we suffer will not exceed the coverage we purchase. An uninsured or underinsured loss due to technology system damage, interruptions or failures could materially harm our financial position.

We face potential liability for any illegal activities undertaken by prospective strategic partners and their employees, end users, and our employees.

Our prospective strategic partners and their employees, as well as end users, could seek to access and use PHR for unauthorized or illegal purposes, or could use stolen or counterfeit credit card numbers to record a false transaction or to seek a refund related to an otherwise valid transaction. We also face risks related to potential fraud if our employees misappropriate or disclose to others PHR or credit card information of end users. We have implemented systems and procedures designed to detect and prevent the unauthorized access to PHR and reduce the possibility of credit card and employee fraud, but we cannot guarantee that these measures are or will be effective. It is possible that enhancements and changes we undertake to our portal could open up new means by which fraud or unauthorized access to PHR could occur. If those potential areas of exposure remain undetected for extended periods of time and if our systems and procedures are not effective, end user PHR or credit card information could be compromised. Any significant or recurring fraud or illegal activity which results in security breaches of our portal's contents could adversely affect our business, financial condition and operating results.

We might not be able to attract and retain qualified, experienced employees, which could impede the further development of our portal and our ability to grow.

To execute our continuing growth plans, we need to increase the size and maintain the quality of our technology development and customer service staff. To be successful, we must also attract and retain highly qualified sales personnel with specialized skill sets focused on cloud-based PHR management and prospective strategic partners in and outside of the healthcare industry. Competition for qualified and experienced technology development, customer service, and sales personnel can be intense, and we might not be successful in attracting and retaining such individuals. We may in the future experiences difficulties in hiring and retaining a sufficient number of highly skilled employees with appropriate qualifications for our business. Any failure to attract and retain qualified, experienced employees could adversely affect our ability to further develop our portal and grow our business.

Our business and prospects could be harmed if we lose members of our senior management team.

Our performance is substantially dependent on the continued services and on the performance of our senior management and other key personnel, particularly John Botdorf, our Chairman of the Board, Alan Gin, our Chief Executive Officer, and Keith Fukuhara, our Chief Technology Officer. Our performance also depends on our ability to retain and motivate other officers and key employees. We recently entered into long-term employment agreements with the members of our senior management team, but the existence of these agreements does not assure us of the continued services of these officers. Messrs. Botdorf, Gin and Fukuhara are obligated to devote only part-time to our business and affairs, with the remainder of their time being devoted to ZeroNines. This may result in conflicts of interest arising from the time allocated by each officer to us and ZeroNines, and may limit our ability to respond quickly to changing business conditions and customer demands. In addition, we do not maintain key-man insurance on these individuals. The loss of the services of any member of our senior management or other key employee for any reason would harm our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our technologies, we rely in part on confidentiality agreements with our employees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our portal by copying its functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations, reputation and competitive position.

We may be unable to adequately protect or enforce our intellectual property and ZeroNines may be unable to adequately protect or enforce the intellectual property we license from it, which could harm our business.

We regard our intellectual property and the intellectual property we license from ZeroNines as critical to our success. That intellectual property is subject to varying forms of protection, including trademarks, copyrights and patents, trade secret protection, and contractual rights. If we are required to undertake legal action to protect our intellectual property or ZeroNines initiates legal action to protect intellectual property licensed to us, any such action could be costly to prosecute and may not be successful. If we are not successful in protecting or enforcing our intellectual property or ZeroNines is unsuccessful in protecting or enforcing intellectual property licensed to us, our business, results of operations and financial condition could be harmed. We have not requested our intellectual property counsel to conduct an exhaustive search of technologies similar to ours, which may result in our later discovery that we are infringing, or infringed in the past, on the intellectual property rights of others. Any such infringement, if proven and if material, could harm our financial position and ability to conduct our business.

Our competitors may devise new methods of competing with us that are not covered by our intellectual property or that of ZeroNines, and may develop alternative technologies to offer a "copycat" business model that delivers cloud-based services similar to ours. In this event, our business may be subject to intensified competition that is undeterred by our existing intellectual property protections. Moreover, we rely on intellectual property and technology developed or licensed by third parties, including ZeroNines, and we may not be able to obtain licenses and technologies from these third parties on reasonable terms or at all.

Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our portal's services may be offered. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect intellectual property and our proprietary technology adequately against unauthorized third-party copying or use, which could harm our competitive position.

If we license our portal or a private-label version of our portal to one or more strategic partners, our licensees may take or permit actions that diminish the value of our proprietary rights or harm our reputation.

Our business model contemplates the license of our portal or private-label versions of our portal to prospective strategic partners. These license agreements are expected to encompass a license or sublicense of certain of our proprietary rights, such as trademarks or copyrighted material. Our prospective strategic partners may take or permit the taking of actions that could diminish the value of our proprietary rights or harm our reputation, even if our license agreements prohibit such activity. To the extent prospective strategic partners are obligated to indemnify us for breaches of our intellectual property rights, prospective strategic partners may be unable to meet these obligations or may dispute their responsibilities under a license agreement. Any of these events could harm our business, results of operations or financial condition.

Intellectual property disputes are costly to defend and could harm our business, results of operations, financial condition and reputation.

We may face allegations in the future that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties. If we are not successful in defending ourselves against these claims, we may be required to pay damages and may be subject to injunctions, each of which could harm our business, results of operations, financial condition and reputation. As we grow our business and expand our operations, the likelihood of such claims may increase. Patent and other intellectual property disputes or litigation may be protracted and expensive, and the results are difficult to predict. The settlement of intellectual property disputes or litigation may require us to stop offering certain services or features on our portal, purchase licenses which may be expensive to procure, or modify our portal. In addition, patent or other intellectual property disputes or litigation may result in significant settlement costs. Any of these events could harm our business, results of operations, financial condition and reputation.

Risks Related To The Rescission Offer

The Rescission Offer may not bar claims relating to our possible non-compliance with federal or state securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount.

It is not certain that the Rescission Offer will have the effect of barring claims relating to our possible non-compliance with applicable federal and state securities laws. If a person accepts the Rescission Offer, we believe our potential liability to that person will be eliminated. Should the Rescission Offer be rejected, we may continue to be contingently liable for rescission or damages, which could result in a material adverse effect on our results of operations and financial condition. In addition, the Rescission Offer will not prevent regulators from pursuing enforcement actions or imposing penalties and fines against us with respect to any violations of securities laws. Because the Purchase Price for the Rescission Shares remains in the Escrow Account and we never took possession of those funds, we do not expect the Rescission Offer to have a material impact on our financial condition or liquidity.

Your right of rescission under federal or state securities laws, if any, may not survive if you fail to accept the Rescission Offer.

The rights remaining to the recipients of a rescission offer are not clearly delineated under federal or state securities laws. We understand that, under most state laws, acceptance or rejection of a rescission offer may preclude offerees from initiating an action against the rescission offeror in connection with the securities that are the subject of the rescission offer. In this regard we urge you to consult with your legal adviser to determine whether to accept or reject the Rescission Offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims as a result of the Rescission Offer.

Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes not typically beginning until the facts giving rise to a violation are known. Our Rescission Offer is not an admission that we did not comply with any federal and state registration or disclosure requirements, nor is it a waiver by us of any applicable statute of limitations or any potential defense we may have. Determining when a statute of limitations expires can be a difficult issue, and you should consult with an attorney if you have any questions regarding how any statute of limitations may apply to any claims you have.

General Risks Related To ZenVault

Our executive officers and directors, their friends and family, and ZeroNines hold a controlling interest in our issued and outstanding capital stock and will continue to do so after this offering, meaning your ability to influence corporate matters is limited.

Upon closing of this offering, our executive officers and directors, their friends and family, and ZeroNines will hold founders' common stock and Series B Preferred Stock, respectively, collectively representing ownership of approximately 66% of our outstanding capital stock, without giving effect to shares available for future issuance under our stock option plan. The Series B Preferred Stock owned by ZeroNines, and the Series A Preferred Stock being sold in this offering, vote with our common stock on an as-converted basis as to matters that require stockholder approval. Accordingly, actions such as the election of directors, acquisitions or dispositions, amendments to the articles of incorporation, and similar matters may be controlled by these stockholders for the foreseeable future. This control may also limit the price that future investors might be willing to pay for shares of our common stock.

Future issuances of our capital stock could decrease the value of your shares.

Assuming the maximum amount of Series A Preferred Stock is sold in this offering, we will have approximately 29.6 million shares of our common stock outstanding, giving effect to conversion of the Series A and Series B Preferred Stock. At April 30, 2012, we also had outstanding options to purchase approximately 3.1 million shares of our common stock. As it is unlikely we can obtain traditional bank financing until we succeed in generating material revenue, if we need additional capital we may be required to issue additional shares of common stock, or additional series of preferred stock, in future equity financings. We also may be required to issue warrants or equity to non-traditional lenders if we elect to obtain additional capital through debt financings. If we issue common stock or securities convertible into common stock, our stockholders will experience dilution and this dilution will be greater if we find it necessary to sell securities at a discount to prior sales prices.

Our outstanding stock options are not subject to the ownership equalization provisions in our amended articles of incorporation, meaning that if we close on the minimum offering and are not successful in selling additional shares, our executive officers and directors will continue to maintain a high degree of control over us that will limit your ability to influence corporate matters.

If we sell in this offering shares of Series A Preferred Stock in an amount which differs from the 4,493,198 shares of common stock now owned by our founders (and an equal 4,493,198 shares of Series B Preferred Stock now held by ZeroNines), the ownership equalization provisions of our amended articles take effect. These provisions require, for example, that if we sell the minimum of 500,000 shares of Series A Preferred Stock in this offering, our founders (as a group) and ZeroNines will each reduce their ownership to 500,000 shares of common stock and 500,000 shares of Series B Preferred Stock, respectively. Conversely, if the maximum offering is sold, the shares held by our founders (as a group) and ZeroNines will automatically adjust to 9,200,000 shares each, a number equal to the maximum shares we are offering. (The foregoing does not take into account the shares subject to the Rescission Offer. If the Prior Subscribers did not elect to rescind, the total outstanding shares of Series A Preferred Stock would equal 9,882,000 shares, and the founders' common stock and Series B Preferred Stock would each adjust to an equal amount.)

The ownership equalization provisions do not, however, apply to issued stock options, including the 2,362,000 options outstanding at April 30, 2012 that are held by our executive officers, or the 740,000 options held by non-executive officers, employees, and independent contractors. Accordingly, if only the minimum offering is sold hereunder, the exercisable stock options held by our executive officers will remain at 2,362,000 options (using the options held by these officers at April 30, 2012, which will increase by 57,000 options per month after that date), even though the founders' common stock held by our executive officers, directors and other founding shareholders (as well as the Series B Preferred Stock held by ZeroNines) will decrease substantially due to the operation of the ownership equalization provisions. The impact of the 2,362,000 outstanding stock options will be significant if only the minimum number of shares is sold in this offering, as illustrated below.

For example, if only the minimum offering of 500,000 shares of Series A Preferred Stock is sold in this offering, our total founders' common stock will be reduced to 500,000 shares to equal the shares sold in this offering. Likewise, the Series B Preferred Stock owned by ZeroNines will be reduced to 500,000 shares pursuant to the ownership equalization provisions. Thus, our total capital stock outstanding if only the minimum offering is sold would total 1,500,000 shares. Our executive officers and directors now own 57.92% of our outstanding founders' common stock (without considering stock options and the holdings of ZeroNines), meaning that the holdings of our executive officers and directors will be reduced to 289,600 shares of founders' common stock (approximately 19.3% of our then outstanding capital stock on an as-converted basis) if only the minimum offering is sold. However, when the effect of the 2,362,000 options (as of April 30, 2012) and the ownership of ZeroNines is taken into account, our executive officers and directors will beneficially own 81.6% of our outstanding capital stock on an as-converted basis following sale of the minimum offering. This concentrated control assures that our executive officers and directors, a majority of whom are also executive officers, directors and principal stockholders of ZeroNines will, if acting in concert with ZeroNines, be able to control all matters submitted to our stockholders for approval, including the election of directors or significant corporate transactions such as an acquisition or the sale of our company. As the number of shares sold in excess of the minimum offering increases, the stock options have a decreased impact on the percentage of our company controlled by our executive officers and directors. We cannot assure you that we will sell more than the minimum offering and, if we do not do so, our executive officers and directors will continue to exercise a dominating influence over matters submitted for a vote to our stockholders.

You will experience immediate dilution in the book value per share of the preferred stock you purchase.

Because the price per share of our Series A Preferred Stock being offered is substantially higher than the book value per share of our common stock (on an as-converted basis after giving effect to the conversion of the Series A and Series B Preferred Stock into common stock), you will suffer substantial dilution in the net tangible book value of the Series A Preferred Stock you purchase in this offering. Based on the offering price of $.50 per share, if you purchase shares of Series A Preferred Stock in this offering, you will suffer immediate and substantial dilution of $.40 per share (minimum) to $.34 per share (maximum) in the net tangible book value of your Series A Preferred Stock (on an as-converted basis) at December 31, 2011. This dilution calculation assumes that all Prior Subscribers accept the Rescission Offer. Should the Prior Subscribers choose not to accept the Rescission Offer, you will suffer dilution of $.18 per share (minimum) to $ .33 (maximum). See the section entitled "Dilution" below for a more detailed discussion of the dilution you will incur if you purchase Series A Preferred Stock in this offering.

There is no active public trading market for our common stock. Until an active public trading market is established, you may not be able to sell your stock if you need to liquidate your investment.

There is currently no active public market for our Series A Preferred Stock or our common stock. An active trading market may not develop or, if developed, may not be sustained. The price per share at which we are offering our Series A Preferred Stock, and its as-converted equivalent common stock price, may not be indicative of the price that will prevail in a trading market, if one is established in the future. The lack of an active market may impair your ability to sell your shares of Series A Preferred Stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market value of your Series A Preferred Stock. The lack of a market for our common stock may also impair our ability to raise capital by selling shares of our common stock or securities convertible into common stock. The Series A Preferred Stock we sell pursuant to this Regulation A offering will not be eligible for quotation on the OTC Bulletin Board unless another registration statement is filed that meets the requirements of the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

If a trading market for our common stock develops in the future, the market price may be highly volatile. Further, the sale of common stock by significant stockholders in any future market may cause the price of our common stock to decrease, and the trading and liquidity of our common stock may be limited if the "penny stock" rules apply to transactions in our common stock.

Even if our common stock becomes eligible at some future time for trading on the OTC Bulletin Board or on a national securities exchange, the trading price of our common stock may fluctuate significantly due to quarterly variations in operating results, announcements of developments in the PHR storage and management industry, introductions of new features by us or our competitors, announcements relating to new competition, announcements related to key personnel, security breaches or service disruptions, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our market or general economic conditions.

In addition, several of our stockholders such as our executive officers, directors and ZeroNines, own substantial amounts of shares of our capital stock. If these stockholders were to sell all or a portion of their holdings (in the case of ZeroNines, after conversion into common stock), then the market price of our common stock could be negatively impacted. The effect of such sales, or of significant portions of our common stock being offered or made available for sale, could result in strong downward pressure on our stock price. Investors should be aware that they could experience significant short-term volatility in our stock price at such time as a market is established if such stockholders decide to sell all or a portion of their holdings of our common stock within a short period of time.

Trades of our common stock in any future market also may be subject to Rule 15g-9 promulgated by the SEC under the Exchange Act, which imposes certain requirements on broker-dealers that sell securities subject to the rule to persons other than established customers and accredited investors. For covered transactions, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. There are also standardized disclosure requirements imposed on broker-dealers that trade penny stocks, which are generally defined as equity securities with prices per share of less than $5.00 that are not traded on a national securities exchange. FINRA also has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. FINRA's rule interpretations indicate it believes there is a high probability that speculative low-priced securities will not be suitable for at least some customers. If an investor seeks to sell our common stock in a future trading market when our common stock is subject to Rule 15g-9 and FINRA rules, the market for our common stock may be less active and the sale may be more difficult to execute than if our common stock were not subject to Rule 15g-9 and the FINRA rules.

The offering price of the Preferred Stock was determined by our management team, which was not disinterested at the time of such determination, and was not derived from a public market or determined through negotiations with an investment banking firm, and may therefore be more arbitrary than if determined through those means.

Prior to this offering, there was no public market for our Preferred Stock. Because we did not engage an underwriter for this offering, the offering price of the Preferred Stock was not the subject of negotiations between us and an investment banking firm. While our management team considered our current financial condition, our future prospects and those of the industry in which we intend to operate, and our limited history in setting the offering price, our management team was not disinterested or independent when it established the offering price. Because our management team did not engage in an analysis of current market valuations of publicly-traded companies considered comparable to our company and did not engage the services of an investment banking firm, the offering price of the Preferred Stock may be considered to be more arbitrary than if the price had been established based on a public market price, valuations of comparable companies, or through negotiations with an investment banking firm.

Our financial statements are unaudited. If we engaged an independent auditor to audit our financial statements, our financial statements could be adjusted and, if materially adjusted, could require us to restate our financial statements presented in this offering circular, with a corresponding increase in operating expenses.

We utilized an outside accounting firm to assist us in preparing the compiled financial statements that are presented in this offering circular, but that firm did not audit our compiled financial statements for any of the periods presented. A compilation is substantially less comprehensive in scope than an audit, and does not entail all of the tests or confirmations generally conducted during an audit. The firm which assisted us in compiling our financial statements has expressed no opinion or other form of assurance as to the accuracy of our compiled financial statements. We are responsible for our compiled financial statements, which are required to conform to generally accepted accounting principles (GAAP) in the United States. While we believe our financial statements comply with GAAP, an audit of our financial statements could result in adjustments to those financial statements. If the adjustments were material, we could be required to restate our financial statements. Any restatement could be expensive, time consuming, and cause the value of our capital stock to decrease.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal control over financial reporting and disclosure controls and procedures. We are not currently subject to these provisions of Sarbanes-Oxley, and will not be subject to such provisions after closing of this offering, because we are not and will not be an "issuer" as defined in Sarbanes-Oxley. Even if our securities are later listed on the OTC Bulletin Board or a national securities exchange, we will be defined for up to five years as an "emerging growth company" under the Jumpstart Our Business Startups (JOBS) Act of 2012. The JOBS Act exempts emerging growth companies from the auditor attestation requirements of Section 404 of Sarbanes-Oxley, and prescribes reduced disclosure requirements, exemptions from certain stockholder votes and approvals, and an extended transition period for complying with new or revised accounting standards. At such time as our securities are listed on the OTC Bulletin Board or a national securities exchange and we no longer meet the definition of an emerging growth company, we will then be subject to the internal control and disclosure control provisions of Sarbanes-Oxley. If we are unable to comply with the requirements of Sarbanes-Oxley in a timely manner once we become subject to these provisions, or if we identify material weaknesses in our internal control over financial reporting or disclosure controls after we are subject to these requirements, we could experience a decline in the trading price of our common stock (which would then be publicly-traded) and could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require us to expend additional financial and management resources in addressing these controls.

We do not expect to pay cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We anticipate that we will retain our earnings, if any, for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation in the value of our capital stock will provide a return to stockholders. Investors seeking cash dividends should not invest in our Series A Preferred Stock.

DILUTION

If you invest in our Class A Preferred Stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the offering price per share of our Class B Preferred Stock and the net tangible book value per share of our outstanding capital stock after this offering. The information below is presented on a pro forma basis which assumes the contemporaneous conversion of all Series A and Series B Preferred Stock into common stock. All dilution calculations below (i) assume that all Prior Subscribers accept the Rescission Offer, and (ii) take into account the ownership equalization provisions. Accordingly, the pro forma, as adjusted net tangible book value per share utilized 1,500,000 shares and 27,600,000 shares as the denominator for the minimum and maximum shares outstanding, respectively. Should the Prior Subscribers choose not to accept the Rescission Offer, the dilution experienced by you would change to $0.36 if the minimum offering is sold and $0.34 if the maximum offering is sold.

Our net tangible book value as of December 31, 2011 was ($106,473) or ($0.01) per share of common stock. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2011, after giving effect to the conversion of all outstanding shares of our Series A and Series B Preferred Stock into an aggregate of 8,836,396 shares of our common stock. This number of shares excludes 150,000 shares previously issued to Bradley J. Claus which are subject to performance vesting criteria. Applicable accounting standards call for these shares not to be considered issued and outstanding and, to ensure consistency with our financial statements we have excluded these shares for purposes of presenting the calculations below.

After giving effect to the issuance and sale by us of 500,000 shares of our Series A Preferred Stock in this offering at the offering price of $0.50 per share, and after deducting estimated offering expenses payable by us on closing of the minimum offering, our pro forma, as adjusted, net tangible book value immediately after the minimum offering would have been $143,527, or $0.10 per share. If the maximum of 9,200,000 shares of our Series A Preferred Stock is sold in this offering at the offering price of $0.50 per share, and after deducting estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value immediately after the maximum offering would have been $4,425,827, or $0.16 per share. This amount represents an immediate increase in net tangible book value of $0.11 per share (minimum) to $0.17 per share (maximum) to our existing stockholders and an immediate dilution of $0.40 per share (minimum) to $0.34 per share (maximum) to our new investors purchasing shares of Series A Preferred Stock in this offering.

The following tables illustrate this dilution on a per share basis, assuming sale of the minimum shares offered and the maximum shares offered, respectively:

Minimum Offering

Offering price per share			$ 0.50
Pro forma net tangible book value per share as of December 31, 2011	$	(0.01)	
Increase per share attributable to new investors based on sale of minimum shares offered		0.11	
Pro forma, as adjusted, net tangible book value per share immediately after minimum offering			0.10
Dilution in pro forma net tangible book value per share to new investors, assuming sale of minimum shares offered			$ 0.40

Maximum Offering

Offering price per share		$ 0.50
Pro forma net tangible book value per share as of December 31, 2011	$ (0.01)	
Increase per share attributable to new investors based on sale of maximum shares offered	0.17	
Pro forma, as adjusted, net tangible book value per share immediately after maximum offering		0.16
Dilution in pro forma net tangible book value per share to new investors, assuming sale of maximum shares offered		$ 0.34

The following tables set forth as of December 31, 2011, on a pro forma, as adjusted, basis as described above, the differences between the number of Series A Preferred Stock purchased from us in the minimum and maximum offerings, the total consideration paid to us and the average price per share that existing stockholders and new investors paid in the minimum and maximum offerings. The table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock.

	Total Shares Minimum Offering		Total Consideration		Average Price Per Share
	Number	**Percent**	**Amount**	**Percent**	
Existing stockholders[1]	1,000,000	66.7%	$ 223,316	47.2%	$ .22
New investors	500,000	33.3	250,000	52.8%	$ 0.50
Total	1,500,000	100.0%	$ 473,316	100.0%	

(1) Reflects a reverse stock split of outstanding Series B Preferred Stock and founders' common stock pursuant to the ownership equalization provisions of the Preferred Stock designation and the founders' agreement, as amended.

	Total Shares Maximum Offering		Total Consideration		Average Price Per Share
	Number	**Percent**	**Amount**	**Percent**	
Existing stockholders[1]	18,400,000	66.7%	$ 223,316	4.6%	$ .01
New investors	9,200,000	33.3	4,600,000	95.4%	$ 0.50
Total	27,600,000	100.0%	$ 4,823,316	100.0%	

(1) Reflects a forward stock split of outstanding Series B Preferred Stock and founders' common stock pursuant to the ownership equalization provisions of the Preferred Stock designation and the founders' agreement, and the acceptance of the Rescission Offer by the Prior Subscribers.

The tables and calculations above exclude:

- 8,000,000 shares of our common stock reserved for future issuance under our 2010 option plan, under which options to purchase 3,102,000 shares of common stock were outstanding as of April 30, 2012; and
- 150,000 shares of our common stock issued to an officer which are subject to performance vesting criteria, and which are not currently treated as issued and outstanding. For further information regarding the vesting criteria that must be met for the officer to retain ownership of such common stock, please see "Related Party Transactions and Conflicts of Interest - Transactions with Officers, Directors and Director Nominee."

USE OF PROCEEDS

We estimate that our gross proceeds from the sale of the Series A Preferred Stock in this offering will be approximately $250,000 if we sell the minimum shares offered, and $4,600,000 if we sell the maximum shares offered, based on the offering price of $0.50 per share. We have not presented information with respect to the Rescission Offer below, as any acceptance of the Rescission Offer will be funded from the offering proceeds currently in the Rescission Escrow Account maintained separately with the Escrow Agent.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and expand our portal's functionalities. The following table sets forth our planned use of proceeds in five alternate outcomes: completion of the minimum offering, receipt of $850,000 in gross proceeds, receipt of $1.85 million in gross proceeds, receipt of $3.0 million in gross proceeds, or sale of the maximum offering.

	Minimum Offering	**Gross Offering Proceeds of $850,000**	**Gross Offering Proceeds of $1.85 Million**	**Gross Offering Proceeds of $3.0 Million[1]**	**Maximum Offering[1]**
Gross offering proceeds:	$ 250,000	$850,000	$1,850,000	$ 3,000,000	$ 4,600,000
Offering costs[2]	75,000	100,000	175,000	175,000	175,000
Net offering proceeds after deduction of offering costs:	$ 175,000	$750,000	$1,675,000	$2,825,000	$ 4,425,000
Allocation of net offering proceeds:					
Payment of Design and Build Contract obligations to Z9 Services Group, a related party	$ 90,000	$375,000	$620,000	$620,000	$620,000
Officers' salaries[3]	-	104,000	400,000	650,000	936,000
General and administrative expenses, including salaries payable to officers and programmers, training and corporate overhead	40,000	46,000	120,000	205,000	314,000
Complete design and implementation of EMS Module[4]	30,000	50,000	50,000	50,000	50,000
Complete design and implementation of Physician Module[3]	-	-	300,000	300,000	300,000
Purchase or lease of additional computer hardware and networking equipment	-	-	-	670,000	1,300,000
Professional fees payable to intellectual property counsel, securities counsel, and accountants		150,000	175,000	300,000	300,000
Working capital	15,000	25,000	10,000	30,000	605,000
Total net proceeds........................	$ 175,000	$750,000	$1,675,000	$2,825,000	$4,425,000

(1) We anticipate that amounts allocated to working capital if we raise gross proceeds of $3.0 million or if the maximum offering is sold will be allocated to office rent ($100,000) and the remainder to a reserve for contingencies.

(2) Offering costs include legal fees to our counsel for securities and general corporate work. None of such fees are contingent on completion of this offering. However, our counsel has agreed to defer fees for general corporate work until such time as we have received proceeds sufficient to pay such fees or we generate revenue from a strategic partner license or sublicense. The deferral varies based on the proceeds received to the extent reflected in the differing amounts in the table across from "Offering Costs," as well as our receipt of revenue.

(3) No amounts are allocated to payment of accrued salaries for officers, as no salaries are payable until at least $400,000 in net proceeds are received from this offering. Accordingly, no amounts are allocated to officers' salaries assuming closing of the minimum offering. No salaries or fees are currently owed to any officer or director. Officers' salaries of $13,000 per month for each of our four executive officers will commence at the earlier of (i) closing on $400,000 in gross proceeds of this offering, or (ii) our receipt of revenue from a license or sublicense arrangement. Based on these terms, we have allocated to each of Messrs. Botdorf, Gin, Fukuhara, and Claus (i) two months' salaries if we receive net proceeds of $750,000, (ii) nine months' salaries if we receive net proceeds of $1.75 million, (iii) 15 months' salaries if we receive net proceeds of $3.0 million, and (iv) 18 months' salaries if we receive the maximum proceeds from this offering. Salaries of $13,000 per month for each executive officer will commence prior to closing on the above offering amounts in the event we receive revenue from license or sublicense arrangements. See "Management – Employment Agreements" for additional information concerning the possible earlier payment of salaries to our executive officers. Amounts allocated to directors' fees will be paid during the related period to Dr. Brunvand and to any other independent directors added to our board of directors during such period. As directors' fees are payable on a per-meeting basis, we cannot currently state with certainty the amount to be paid Dr. Brunvand or other independent directors, if any, but have budgeted amounts we believe will be adequate for such purpose.

(4) None of such amounts will be paid to ZeroNines or Z9, but will be used to pay independent programmers and developers. Two programmers who are not executive officers, directors or non-control shareholders of ZenVault may receive a portion of such payments. One of these programmers, Samson Kwok, is an employee of ZeroNines. Any amounts paid to such programmers will be on terms equivalent to those we can obtain from unaffiliated third parties with comparable programming experience. If the budgeted amounts are insufficient to complete the modules, we expect to defer completion of development until funds are available or will upload "beta" pages that may be subject to revision once additional funds become available. For information concerning possible completion of these modules by ZeroNines or Z9 if we lack funds to do so, please see the information below.

We expect the maximum proceeds of this offering, assuming the sale of all Series A Preferred Stock offered, will be adequate to meet our funding requirements for at least the next 18 months. If we do not raise proceeds sufficient to cover all of the above planned uses, we will reduce amounts budgeted from this offering in proportion to the allocations listed above.

We agreed to pay Z9 a cash purchase price of $620,000 and to issue 4,493,198 shares of Series B Preferred Stock to ZeroNines as consideration for the work performed by Z9 under the Design and Build Contract. That stock has been issued to ZeroNines, although the cash portion of the purchase price has not yet been paid. This amount is a contingent liability, as we are obligated to pay the cash portion of the purchase price only on our receipt of specified amounts of capital in this offering or from revenue. If the minimum proceeds are received in this offering, we will pay $90,000 to Z9. For each $100,000 in additional net proceeds we obtain from this offering (after we have closed on the minimum), we will pay Z9 an additional $50,000 up to the aggregate cash purchase price of $620,000. We will also allocate 50% of any revenue obtained by us before and during this offering to pay down the cash portion of the purchase price owed to Z9. Such payments, if any, will reduce the amount to be paid Z9 from proceeds of this offering, subject to our obligation to pay to Z9 a minimum of $50,000 for each $100,000 in additional net proceeds we receive above the minimum offering until the aggregate cash purchase price has been received by Z9.

Pending the use of offering proceeds, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

In the event the minimum number of shares is not sold in this offering, we intend to delay any payment to Z9 Services Group and will not commence paying salaries to our executive officers until such time as we generate revenue or obtain capital from other sources. There is no assurance we will be successful in doing so if we do not sell the minimum number of shares in this offering.

If the minimum number of shares is sold in this offering or we raise less than $1.5 million, we will not have the funds available to complete the design and construction of the EMS and Physician modules. In this event, we may seek to have ZeroNines or Z9 complete these modules in exchange for a deferred payment such as that described in the Design and Build Contract. Neither ZeroNines nor Z9 is contractually obligated to complete these modules on our behalf. If ZeroNines and Z9 declined to complete these modules, we expect to seek alternate sources of capital in order to complete these modules. We cannot assure you that we will be successful in obtaining capital from other soruces. If we are unsuccessful in doing so, we may be constrained in our ability to materially increase our user base or recruit strategic partners. Nonetheless, we believe we can market our subscription-based storage services to strategic partners and consumer users even if the EMS and Physician modules are not yet operative.

DIVIDEND POLICY

We have never paid cash dividends and intend to employ all available funds in the development of our business. We have no plans to pay cash dividends in the near future. If in the future we obtain financing from a bank, the terms of that financing may contain restrictions on our ability to pay dividends for so long as the bank financing is outstanding. Please see "Description of Capital Stock" for information concerning dividend rights and liquidation preferences granted to the holders of the Series A and Series B Preferred Stock and our Founders' Common Stock by the terms of these securities.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization, each as of December 31, 2011. The pro forma as adjusted columns represent our cash and cash equivalents and capitalization after giving effect to the sale of the minimum and maximum shares of Series A Preferred Stock offered, respectively, assuming the sale of the Series A Preferred Stock at the offering price of $0.50 per share, and the application of proceeds as described in the section entitled "Use of Proceeds."

The pro forma as adjusted information set forth below is illustrative only and our capitalization following the closing of this offering will be based on the actual number of shares of Series A Preferred Stock sold in this offering. The pro forma information below assumes that all Prior Subscribers accept the Rescission Offer. Should the Prior Subscribers choose not to accept the Rescission Offer, the pro forma balance sheet data would change through the addition of up to $341,000 to cash, working capital, and stockholders' equity. You should read this table together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this offering circular, and our financial statements and the related notes included in this offering circular.

	As of December 31, 2011		
	Actual	Pro Forma As Adjusted For Sale of Minimum Offering(1)	Pro Forma As Adjusted For Sale of Maximum Offering(2)
Cash and cash equivalents	$ 827	$ 175,000	$ 4,425,000
Total stockholders' equity:			
Series A Preferred Stock, authorized 20,000,000 shares; issued and outstanding 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering	$ —	$ 175,000	$ 4,425,000
Series B Preferred Stock, authorized 10,000,000 shares; issued and outstanding, 4,493,198 shares; issued and outstanding 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering	247,210	247,210	247,210
Common Stock, authorized 100,000,000 shares; issued and outstanding 4,343,198[3] actual; issued and outstanding; 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering	43,431	43,431	43,431
Additional paid-in capital	281,400	281,400	281,400
Deficit accumulated in the development stage	(346,842)	(346,842)	(346,842)
Total stockholders' equity	$ 225,199	$ 400,199	$ 4,650,199
Total capitalization	$ 225,199	$ 400,199	$ 4,650,199

(1) Assumes sale of the minimum number of shares offered and that the net proceeds from that sale are approximately $175,000 after deducting estimated expenses payable by us.

(2) Assumes sale of the maximum number of shares offered and that the net proceeds from that sale are approximately $4,425,000 after deducting estimated expenses payable by us.

(3) Issued and outstanding shares excludes (i) 150,000 shares previously issued to Bradley J. Claus which are subject to performance vesting criteria, and (ii) options to purchase 3,102,000 shares of common stock outstanding as of April 30, 2012.

SELECTED UNAUDITED FINANCIAL DATA

The design and development work on our portal that was performed by ZeroNines from May 1, 2010 to August 16, 2010, the date immediately prior to our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Historically, financial statements were not prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The carve-out financial statements contained elsewhere in this offering circular present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold. All financial information presented in this offering circular for periods prior to our formation in August 2010 reflects only that of the ZeroNines Assets Sold and does not reflect the assets, liabilities, or operating results of ZeroNines. The carve-out financial information for the ZeroNines Assets Sold has been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within ZeroNines' books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred to us as compared to the expenses incurred for ZeroNines' other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare the carve-out financial statements, the information presented below and in the carve-out financial statements may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial position would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the period presented. This financial information does not include a carve-out for cash as the operation of the ZeroNines Assets Sold was historically funded by ZeroNines.

In the opinion of management, these unaudited financial statements contain all adjustments necessary to present fairly the financial position of ZenVault and its results of operations and financial position for the interim periods presented. The results of operations for the period ended December 31, 2011 are not necessarily indicative of expected operating results for the full year.

Statements of Loss Data:	**ZeroNines Assets Sold May 1, 2010 to August 16, 2010**	**ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010**	**ZenVault Medical Corporation Year Ended December 31, 2011**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Subscription revenue	—	—	$ 418
Expenses:			
Research and development	$ 88,059	$ —	$ —
General and administrative	—	235,287	88,415
Amortization	—	—	24,721
Total operating expenses	88,059	235,287	113,136
Other income (expense), net		155	1,008
Net income (loss)	$ (88,059)	$ (235,132)	$ (111,710)

Statements of Loss Data:	ZeroNines Assets Sold May 1, 2010 to August 16, 2010	ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010	ZenVault Medical Corporation Year Ended December 31, 2011
Basic and diluted net loss per common share		$ (0.06)	$ (0.03)
Weighted average number of common shares outstanding		4,004,219	4,142,493

The following table presents selected consolidated balance sheet data of ZenVault as of December 31, 2011 on an actual basis and on a pro forma basis after giving effect to (i) closing of the sale of the minimum shares offered, and (ii) closing of the sale of the maximum shares offered, after our payment of other offering expenses aggregating $ 75,000 (minimum) to $150,000 (maximum). The pro forma information below assumes that all Prior Subscribers accept the Rescission Offer. Should the Prior Subscribers choose not to accept the Rescission Offer, the pro forma balance sheet data would change through the addition of up to $341,000 to cash, working capital, and stockholders' equity.

	As of December 31, 2011		
	Actual	Pro Forma Based on Closing Minimum Offering	Pro Forma Based on Closing Maximum Offering
Balance sheet data:	(Unaudited)		
Cash and cash equivalents	$ 827	$ 175,000	$ 4,425,000
Working capital	827	175,000	4,425,000
Total assets	673,499	400,199	4,650,199
Total stockholders' equity	225,199	400,199	4,650,199

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the historical financial statements included in this offering circular. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, please see "Risk Factors" set forth elsewhere herein. As we are not currently a "reporting company" as that term is defined in the Securities Exchange Act of 1934, it is important to note that the safe harbor for forward-looking statements available to reporting companies is not available to us.

Overview

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We contracted with Z9 Services Group, a related party, for the design and development of our proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture, and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Recent Developments

In December 2011, we submitted a grant application for the Health Care Innovation Challenge to the Centers for Medicare & Medicaid Services. The Health Care Innovation Challenge will award grants ranging from $1 million to $30 million over a three year period to applicants implementing the most compelling new ideas to deliver better health, improved care and reduced costs for enrollees under the Medicare, Medicaid and the Children's Health Insurance Program. Our grant application seeks funding of up to $7.5 million for the development of a national database to maintain, manage and store medical records for 100 million or more end users. Achieving this objective will involve increased research and development, accelerated development of additional modules and functionalities for the ZenVault portal, marketing and sales activities, and expanded product development. If permitted by the terms of an approved grant, we may also use grant proceeds to pay officers' salaries and amounts due to ZeroNines under the Design and Build Contract. Our application is premised on providing more cost effective infrastructure for storage, retrieval and management of PHR used by participants, health care providers, and medical institutions in the relevant programs.

The Health Care Innovation Challenge announced its initial grant awards to 26 projects on May 8, 2012, which totaled approximately $122 million. We were not named as a grant recipient among these 26 projects. The Health Care Innovation Challenge has announced that the next group of grant recipients will be announced in early June, 2012. While we believe our application is meritorious and meets the criteria for grant approval, we cannot assure you our application will be approved or that we will receive a grant under the Health Care Innovation Challenge. Even if our grant application was approved, we may not receive grant proceeds for an indeterminate period of time. Accordingly, we intend to proceed with this offering to address our funding requirements and in order to complete the rescission offer to the Prior Subscribers.

Known Trends or Future Events

We have not generated any meaningful revenue and have therefore incurred significant net losses since our inception in August 2010. Since purchasing assets from ZeroNines effective December 15, 2010, which included trademarks, proprietary know-how, source code and all rights to our portal (but which excluded any ownership rights to the ZeroNines Always Available™ business continuity platform which we licensed on a non-exclusive basis), we have engaged in organizational activities and efforts necessary to undertake this offering. We have also been engaged in discussions with prospective strategic partners, although we have only entered into one license agreement with a strategic partner, titled as a "Reseller Distribution Agreement," which to date has not resulted in our recognizing any revenue.

Unless we secure strategic partners and generate license revenues, we will need additional capital in order to continue to implement our business strategy. We cannot assure you that we will secure such financing or that it will be adequate to execute our business strategy. Even if we obtain this financing, it may be costly and may require us to agree to covenants or other provisions that will favor new investors over existing shareholders. Due to the time required to negotiate and secure signed license agreements, we anticipate it will be some time before we generate substantial revenues, if ever. We expect to generate operating losses for the foreseeable future, but intend to limit the extent of these losses by securing license arrangements with one or more strategic partners. We currently have one such agreement in effect, but to date we have derived no revenue from that agreement. We expect that most of our future revenue will be derived from strategic partners who contract with us on behalf of groups of prospective consumer users of our portal, rather than from our directly securing consumer users of our portal.

Since inception, we have incurred significant net losses and we expect to continue to experience significant losses as we invest in building and deploying the EMS and medical practitioner modules on our portal. As of December 31, 2011, we had a deficit accumulated during the development stage of $346,842.

Subject to receipt of sufficient capital through this offering, we expect to build and deploy the EMS and medical practitioner modules on our portal in late 2012. The timing of completion of these modules may vary from our expectations, however, depending on our ability to raise capital in this offering, as well as our success in identifying and contracting with prospective strategic partners.

If we do not close on the minimum offering or on proceeds of greater than $400,000, we will not have sufficient financial resources to pay salaries to our executive officers or to implement marketing initiatives directed toward prospective strategic partners. We will also lack funding to undertake the build-out of the EMS and Physician modules, for which we have budgeted between $300,000 and $350,000 from the proceeds of this offering. We believe we should be able to complete the EMS module if we raise proceeds of at least $750,000 in this offering, but completing the Physician module will require us to raise at least $1.75 million in this offering. If we do not raise funds from this offering of more than $400,000, we anticipate reducing the nature and scope of our marketing efforts, suspending payment of officers' salaries, and suspending further development efforts as we seek to obtain capital from other sources. There is no assurance we can raise capital from other sources if this offering is not completed or if we raise only $400,000 in this offering.

ZenVault Events and Milestones

We were not profitable in the period ended December 31, 2010, or in the 12 months ended December 31, 2011. In order for us to become profitable in the future, an outcome we cannot assure, our management believes the events listed below must or should occur, and the milestones listed below must or should be reached. We have set forth below (i) such events and milestones in chronological order, (ii) the expected manner of occurrence of the events or the expected method by which we intend to achieve the milestones, and (iii) the date or number of months after receipt of proceeds from this offering when the event must or should occur, or the milestone must or should be reached. After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Event Must or Should Occur, or Milestone Must or Should be Reached	Estimated Expenses Associated with Milestone Achievement[1]
Deployment of ZenVault portal	Completed and first revenue received in October 2011	Not applicable	Not Applicable
Receipt of funds from Regulation A offering	Expected closings of offering following qualification by SEC and state securities regulators, and initiation of sales efforts	Up to six months after qualification	Up to $175,000
Marketing to potential strategic partners	Executive officers contact and acquaint potential strategic partners with ZenVault portal capabilities, including in-person meetings and demonstrations, as well as web-based contacts and demonstrations	Currently ongoing on a very limited basis; will be increased immediately after $400,000 in proceeds received and officers commence salaried service; expected to continue for period over which offering proceeds are budgeted for use (up to maximum of 18 months)	Up to $200,000
Contracts secured with prospective strategic partners	Success in marketing efforts of executive officers	Within three to six months after officers commence salaried service	Up to $500,000[2]
Completion of EMS and Physician modules, testing, and deployment	Design of web interface and module functionalities by executive officers; hiring of programmers and developers to execute design and perform revisions; senior officer review, revisions and sign-off	EMS module to be commenced immediately on receipt of funding of $750,000 or more; Physician module to be commenced on receipt of funding of $1.75 million or more; modules expected to be completed between three and six months following commencement	Up to $350,000
Marketing of new EMS and Physician module capabilities to potential strategic partners	Marketing and follow-up by executive officers, including demonstrations and attendance at industry conferences	Commencing on completion of EMS and Physician modules and continuing for period over which offering proceeds are budgeted for use (up to a maximum of 18 months)	From $200,000 to $400,000
Contracts secured with new strategic partners, including hospitals and medical practices with need for physician-upload and storage capabilities	Success in marketing efforts of senior executive officers	Within three to six months after EMS and Physician modules are complete	From $100,000 to $250,000

---

(1) Expenses are estimated and the timing and amount of such expenses are likely to be adjusted based on a variety of factors that may arise in the future, or which may change from time to time, such as new business opportunities, changing competitive conditions, availability of capital, success in revenue generation, and whether unexpected expenses are encountered. Where expenses are noted as being "up to" the designated amount, the actual amount will depend on the proceeds available to us from this offering to achieve the designated milestone.

(2) If funds are available for this purpose, we may devote an additional $200,000 to marketing at trade shows throughout the U.S. We have not budgeted proceeds of this offering to such purpose.

If we are delayed in achieving the milestones or the events described above do not occur within the time schedule we expect, the probable consequences will include a delay in our achieving meaningful revenue, inability to achieve profitability on our planned schedule, and a need to raise additional capital to sustain our planned operations. In this regard, we may be required to discontinue the payment of officers' salaries and delay the introduction or marketing of the EMS and Physician modules to reduce our operating expenses and to preserve our capital resources pending receipt of additional capital or the execution of contracts with strategic partners. We cannot assure you that we can raise additional capital, if needed, or that we will succeed in securing contracts with prospective strategic partners.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements. We have identified the accounting policies that we believe require application of management's most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results may differ substantially from these estimates under different assumptions or conditions. See Note 2 to our unaudited financial statements for a discussion of our critical accounting policies and estimates.

Restatement of 2010 Financial Statements

The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, did not reflect a valuation allowance against the deferred tax asset. After further review, management determined the deferred tax asset should have a full valuation allowance established based upon, among other factors, historical operations and industry conditions. Such change resulted in a decrease in the deferred tax asset (net), total assets, net loss and accumulated deficit in the amount of $87,939 in the 2010 financial statements. Such change had no impact on the 2011 stockholders' equity or net loss.

As discussed in Note 2 to our financial statements, the capitalized costs associated with the ZenVault portal consist of payroll and related costs of shared officers and employees of ZeroNines and ZenVault, including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred in the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. We exchanged the Series B Preferred Stock for, among other things, the costs ZeroNines incurred relative to developing the portal. The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, reflected the capitalized software technology for the ZenVault portal in the amount of $494,252. It was determined that an error occurred in accumulating the actual costs incurred on the ZenVault portal. The portal should have been reflected in the financial statements in the amount of $247,210 as of December 31, 2010. Such change resulted in a decrease in the software technology - portal, total assets and Series B Preferred Stock in the amount of $247,042 in the 2010 financial statements. Such change had no impact on the 2011 stockholders' equity or net loss.

As discussed in Notes 7 and 16 to our financial statements, we received subscription payments for Series A Preferred Stock in 2010 and 2011. As of December 31, 2010, the total amount of subscription payments received was $116,000. We are undertaking the Rescission Offer with respect to such accepted subscriptions in 2010, as well as those accepted in 2011. The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, classified the Series A Preferred Stock as permanent equity and accordingly, was reflected as a component of stockholders' equity. As discussed in Note 2 to our financial statements, we follow Accounting Series Release (ASR 268), *Presentation in Financial Statements of Redeemable Preferred Stocks.* ASR 268 requires securities with contingent cash settlement provisions, which are not solely in the control of the issuer, without regard to probability of occurrence to be classified outside of stockholders' equity. Our Series A Preferred Stock that is subject to the Rescission Offer has a contingent cash settlement provision. While we believe the possibility of the Prior Subscribers accepting the Rescission Offer is remote, such event is not solely in our control. In accordance with ASR 268, we reclassified $116,000 as of December 31, 2010 from stockholders' equity to Series A Preferred Stock subject to rescission, which is outside of stockholders' equity. Such amounts will be reclassified back into stockholders' equity in future periods when the Rescission Offer has closed, assuming the Prior Subscribers have refused to accept the Rescission Offer. Accordingly, our 2010 financial statements reflect a restatement to properly reflect the Series A Preferred Stock subject to the rescission offer from stockholders' equity to outside of stockholders' equity in the amount of $116,000. As of December 31, 2011, such transaction is still reflected outside stockholders' equity.

The restatement resulted in the following changes to the noted categories in the financial statements from inception (August 17, 2010) to December 31, 2010:

	Increase (Decrease)
Software technology - PHR portal	$ (247,042)
Deferred income tax benefit, net	(87,939)
Total assets	(334,981)
Preferred stock - subject to rescission offer Series A - temporary equity	116,000
Preferred stock - subject to rescission offer Series A - permanent equity	(116,000)
Preferred stock - Series B	(247,042)
Accumulated deficit	(87,939)
Total stockholders' equity	(450,981)

The effect of the restatement on both the basic and diluted loss per share resulted in an increase to the originally reported loss per share by $.02. Prior to the restatement both the basic and diluted loss per share, as originally reported was $(.04). As a result of the restatement, both the basic and diluted loss per share was $(.06). There is no effect to beginning accumulated deficit as we commenced operations on August 17, 2010.

Results of Operations – ZeroNines Assets Sold, May 1, 2010 to August 16, 2010

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history

Expenses

Research and development costs of $88,059 for the ZeroNines Assets Sold represent allocated executive and programming labor expense for research and development on our portal from May 1, 2010 to August 16, 2010, together with allocated corporate overhead.

Net Loss

The ZeroNines Assets Sold incurred a net loss of $88,059 for the period from May 1, 2010 to August 16, 2010, representing research and development costs incurred during such period.

Results of Operations – ZenVault Medical Corporation, August 17, 2010 (Inception) to December 31, 2010

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history

Expenses

Research and development costs on our portal were nil for the period from inception to December 31, 2010, but ZeroNines and its subsidiary incurred $159,151 in research and development costs during this period pursuant to the Design and Build Contract. Our general and administrative expenses increased to $235,287 during this period. These expenses consisted of compensation for the issuance of founders' stock, compensation related to the grant of stock options, and bank fees.

Net Loss

We incurred a net loss of $235,132 for the period from August 17, 2010 to December 31, 2010. This loss reflects our general and administrative expenses during this period, after taking into account interest income.

Results of Operations – ZenVault Medical Corporation, Year Ended December 31, 2011

Revenue

We are a development stage enterprise and generated subscription revenue of $418 in the year ended December 31, 2011.

Expenses

Research and development costs on our portal were nil in the year ended December 31, 2011, reflecting the delivery of the substantially completed portal to us by Z9 Services Group in December 2010. General and administrative expenses of $88,415 during this period consisted of compensation related to the grant of stock options, bank and merchant fees, and other expenses. We also incurred amortization expense of $24,721 in this period as a result of our commencing the amortization of the development costs associated with our portal upon its completion.

Net Loss

We incurred a net loss of $111,710 for the year ended December 31, 2011. This loss reflects our general and administrative expenses during this period, after taking into account subscription and interest income.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through sales of our equity securities. At December 31, 2011, our cash balance exclusive of the funds in escrow was $827. In order to continue to execute on our business plan, it will be necessary to raise additional capital and/or enter into licensing agreements. We cannot provide assurance that we will be able to raise capital or enter into licensing agreements. Until we secure any licensing agreements, we expect to satisfy our future cash needs through private or public sales of our securities or debt financings. We cannot be certain that funding will be available to us on acceptable terms, or at all.

If we cannot raise adequate additional capital in the future when we require it, we will be required to delay, reduce the scope of, or eliminate one or more of our module development programs or our commercialization efforts.

Off Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "variable interest entities."

Recently Issued Accounting Pronouncements

We have reviewed the accounting pronouncements up through Update No. 2011-12 and do not expect any of these updates to have a material impact on our financial statements.

Disclosure and Internal Controls

We are not currently required to evaluate the design and effectiveness of our disclosure controls and procedures, or the effectiveness of our internal control over financial reporting. At such time as we become subject to these provisions of the Exchange Act, we will then conduct the required evaluations and disclose their results.

Quantitative and Qualitative Disclosures About Market Risk

We are not currently exposed to material market risk arising from financial instruments, changes in interest rates or commodity prices, or fluctuations in foreign currencies. We have no need to hedge against any of the foregoing risks and therefore we currently engage in no hedging activities.

Impact of Inflation

In general, we believe that, over time, we will be able to increase prices to counteract the majority of the inflationary effects of increasing costs.

BUSINESS

Overview

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We designed and developed this proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Our strategy is predicated on our unwavering commitment to empower consumers to securely store, view, and control access to their PHR. Our portal enables consumers with copies of their PHR to scan and upload this information directly to their portal account. Our goal is to transform consumers' ability to view and manage this personal healthcare information through our portal's encrypted, cloud-based, continuously available storage infrastructure that can instantly and securely provision PHR to a consumer's desktop, laptop, smart phone, tablet, or similar device anywhere throughout the world.

Following completion of this offering, we will commence building the next module we have designed and expect to add to the ZenVault portal in the third or fourth quarter of 2012. This powerful module will allow medical professionals such as physicians, nurses, physician's assistants, dentists, chiropractors and psychiatrists, and healthcare facilities such as hospitals, clinics, and nursing homes, to quickly upload and store PHR. We expect to equip this module to accept uploads of commonly available formats such as .pdf, .jpg/.jpeg, .txt, png, tiff, rtf, Microsoft Word, and Microsoft Excel, with no need for conversion or customization. These files are expected to include diverse information such as basic patient data, medical history, hospital admittance and release records, medical orders, laboratory test results, examination and evaluation reports, immunization status, and medical images. When completed, the medical professional module will mark our successful achievement of twin business objectives:

- offering medical professionals a centralized, content-flexible depository for patient PHR that is secure, reliable, continuously available to the medical professional and consumer, and which will result in medical professionals complying with applicable privacy and PHR regulatory requirements, and
- facilitating the integration of our two planned primary user populations – consumers and medical professionals – onto a single, scalable, software-driven, cloud-based storage platform on the ZenVault portal that will cost-effectively and seamlessly provide bi-directional, synergistic, and concurrent access to PHR by both consumers and medical professionals.

We are fundamentally different from traditional electronic medical records (EMR) and electronic health records (EHR) companies. Today's healthcare marketplace generally defines EMR as the legal patient record created in hospitals and ambulatory environments that is the data source for EHR. EHR is data which is generated and maintained within an institution such as a hospital, clinic or physician office. Unlike many traditional EMR and EHR companies, we are not dependent on legacy software and dedicated hardware systems that EMR and EHR providers often require medical professionals to use for records storage, billing and reimbursement, and imaging. In contrast, our portal is a virtual "open source" storage platform that is designed to accommodate medical records and images stored in the many commonly used digital formats described above. Additionally, dedicated EMR or EHR systems can cost several hundred thousand dollars or far more, meaning cost can be a significant obstacle for small and mid-size medical professional practices and hospitals. In response to competitive pressures, several EMR and EHR companies have recently transitioned to free-access, advertising-based revenue models. We believe most consumers and medical professionals prefer personal health information to appear in an advertising-free environment because consumers are saturated with web-based advertising in search, communication, and other web-based environments in which confidential information is not ordinarily stored.

We currently make both free and premium versions of our portal available at *www.zenvault.com*. Our premium version is currently priced to end users at $14.95 per month. The following sets forth the features of the free and subscription versions of our portal:

Free Version

Personal Health Form: A health summary where a user can list his or her doctors, medications, medical conditions, and other aspects of the user's personal health history.

EMS Network (Coming Soon): Will enable Emergency Medical Services such as emergency rooms to find and read a user's ZenVault Medical PHR records authorized by the user for EMS review during an emergency. This service is not currently available, but once the EMS module is completed, this feature will allow end users at the time of signup to pre-authorize EMS personnel to access specified PHR at the time of an emergency.

Data Encryption: A patent-pending variant of NSA-approved encryption protocols protects PHR. Patented Always Available™ technology, which provides virtually 100% uptime. Uploads are protected in transit by SSL encryption.

Premium Version:

Personal Health Form: A health summary where the user can list his or her doctors, medications, medical conditions, and other aspects of the user's personal health history.

EMS Network (Coming Soon): Will enable Emergency Medical Services such as emergency rooms to find and read a user's ZenVault Medical PHR records authorized by the user for EMS review during an emergency. This service is not currently available, but once the EMS module is completed, this feature will allow end users at the time of signup to pre-authorize EMS personnel to access specified PHR at the time of an emergency.

Data Encryption: A patent-pending variant of NSA-approved encryption protocols protects PHR. Patented Always Available™ technology provides virtually 100% uptime. Uploads are protected in transit by SSL encryption.

Multiple File Formats: Store records, lab results, and x-rays in .PDF, .JPG, .TXT and other common formats.

Medical Contacts: Store contact information for the user's doctors and other emergency contacts. This is accessible to the EMS network when authorized by the user.

Private Messaging: Send the user's own personal records securely to and from the user's account.

Practitioner Upload: Physicians and other medical professionals can email PHR directly to a user's account.

Our Sales, Marketing and Revenue Generation Strategies

We intend to rely on resellers, enterprise solutions providers, and institutional customers to market our portal to end users. We refer collectively to resellers, enterprise solutions providers, and institutional customers as strategic partners. Prospective strategic partners have direct access to, or relationships with, large end user populations that we believe will allow us to secure a much larger base of end users than we would otherwise be able to secure through direct marketing efforts. As ZeroNines is actively marketing its Always Available™ technology and cloud-based operating system to many entities that we believe are prospective ZenVault strategic partners in the PHR storage and management areas, we believe ZeroNines' marketing efforts will afford us crossover marketing opportunities to prospective strategic partners. We do not currently intend to engage in significant end user direct marketing except through low-cost web-based initiatives that are likely to generate a limited number of end users. We have not yet generated any revenues from strategic partner license agreements and have secured only one signed agreement to date, which is titled, "Reseller Distribution Agreement," with MDe Solutions which we describe in detail below. We are also in early discussions with several prospective strategic partners and intend to continue to expand our marketing efforts directed at prospective strategic partners.

On our introduction of the medical professional module in 2012, we expect to inaugurate ZenVault portal storage at an attractive price point for this market as compared to existing EMR and EHR alternatives, particularly for smaller and mid-size medical practices. Our marketing strategy for the medical professional market, including prospective strategic partners in this market, will focus on the range of benefits for medical professionals, including:

- continuous access to patient information without location or device limitations;

- encrypted, secure storage of patient records;
- cloud-based network architecture, eliminating fixed costs for hardware and variable programming costs;
- flexible formatting, reducing or eliminating conversion, customization or manual processes associated with many dedicated EMR and EHR systems, thereby reducing administrative costs; and
- how simultaneously providing patient access to PHR is the future of healthcare and can foster improved patient relations, increase patient communication opportunities, and enable rapid collaboration and consulting.

We have designed a flexible revenue generation model that will accommodate our marketing and sales objectives within the consumer and medical professional target markets. In this regard, we have developed revenue sharing and royalty license paradigms for the ZenVault portal and private label portals we intend to make available to prospective strategic partners. We anticipate that certain strategic partners such as corporate or government customers may offer the ZenVault portal to employees and contractors as part of a highly competitive benefit package, while others may wish to make the ZenVault portal available to employees and contractors on a discounted or pass-through, subscription-fee basis. We believe that by continually seeking to add new functionalities and features to the ZenVault portal, we can create a compelling value proposition for our subscribers.

Going forward, we intend to incorporate bi-directional interactive features into our portal that will expand consumer end user PHR management capabilities and increase the attractiveness of our private label offerings. We also intend to seek certification of the ZenVault portal by recognized healthcare and security industry certifying organizations. Because the introduction of the medical professional portal will significantly expand our base of prospective customers, our focus in the latter half of 2012 and the first half of 2013 will be on converting prospective strategic partners and medical professionals to revenue-generating collaborators, enabling us to recruit a diversified base of end users.

Agreements with ZeroNines and Z9 Services Group

On December 15, 2010, we executed the Design and Build Contract with Z9 Services Group. Simultaneously, Z9 Services Group delivered to us the substantially completed ZenVault portal that Z9 Services Group had designed, built, tested and deployed according to the specifications in the Design and Build Contract. Under that contract, we are obligated to pay a cash price of $620,000 and issued 4,493,198 shares of our Series B Preferred Stock to ZeroNines, as assignee of Z9 Services Group. Because the Design and Build Contract did not address the ownership of the portal and the associated ZenVault intellectual property, we entered into the Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines and Z9 Services Group in August 2011 in order to memorialize our ownership of the ZenVault portal, our license rights pertaining to the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify revenue sharing arrangements between us and ZeroNines. We have filed a copy of this agreement as an exhibit to this offering circular, and refer you to that exhibit for additional information. Among other terms, the Participation Agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, effective December 15, 2010;
- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal *at www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

- if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

- if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

- for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines, and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, insurance, college/university, legal and finance applications, but subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

We intend to pay Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, a minimum of $90,000 against the cash portion of the $620,000 purchase price of the Design and Build Contract on closing of the minimum offering described in this offering circular. To the extent we raise more than the minimum proceeds, we will increase the amount paid to Z9 Services Group by $50,000 for each $100,000 in additional net proceeds raised in this offering, until the full amount of $620,000 is paid. Accordingly, if we raise more than $1.4 million in gross offering proceeds, we will pay Z9 Services Group all amounts due under the Design and Build Contract. The Participation Agreement provides that any amounts deferred and remaining unpaid at the final closing of this offering will be paid by us as soon as practicable to Z9 Services Group from (i) revenues we generate, or (ii) other sources of capital secured by us. Amounts outstanding and unpaid after June 30, 2012 will bear interest at the rate of 9% per annum until paid. There are no other interest charges, fees, or penalties payable by us under the Design and Build Contract or the Participation Agreement.

The design and development work on our portal that was performed by ZeroNines from April 2010 to August 17, 2010, the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Assuming we raise at least $1.5 million in this offering, we expect to perform internally all additional development work related to, and enhancements of, the ZenVault portal. Accordingly, we do not expect under these circumstances to contract with ZeroNines or its affiliates for any additional work to be performed on our portal in the future. If we only raise less than $1.5 million in this offering, we could request ZeroNines or Z9 Services Group to perform additional work on our portal under a mutually-acceptable deferred billing arrangement. However, we have not yet discussed such an arrangement with the board members of ZeroNines who are not on our board of directors, and therefore we do not currently know the terms under which future work might be performed on our behalf, assuming we do not have the funds available to do so internally.

Agreement with MDe Solutions

In January 2011, we entered into an agreement entitled, "Reseller Distribution Agreement, with MDe Solutions, LLC, Atlanta, Georgia, or MDe, pursuant to which MDe agreed to serve as a strategic partner for us on a non-exclusive basis. As of April 30, 2012, we have not generated any royalty revenue from the agreement with MDe. Subject to each party's right to terminate the agreement for cause, the agreement extends for a five-year period and may be extended for an additional five-year term by MDe, with the then-royalty subject to adjustment in accordance with increases in the consumer price index for Los Angeles, California, for the period January 2011 through December 31, 2015. MDe also entered into a contemporaneous license agreement with ZeroNines for the ZeroNines Always Available™ technologys. At that time, the Sale and Participation Agreement was not in effect between us and ZeroNines, but the effect of both us and ZeroNines contemporaneously licensing our respective technologies to MDe is equivalent to the shared royalty arrangement memorialized in the Sale and Participation Agreement. Our agreement with MDe also provides that:

- MDe is authorized to distribute, license and modify a portal which shall be provided by us to MDe on a private-label basis, which portal will have the characteristics and functionalities now offered by the ZenVault portal, or such additional functionalities as may be agreed upon between the parties, which includes the right to use the software and business methods necessary to operate such a portal and the right to rebrand our portal on a private-label basis;

- any third-party portal or web presence built by MDe for a third party to reach end users that uses the ZenVault licensed products will require MDe to pay royalties to us;

- MDe is authorized to resell ZeroNines technology only in conjunction with establishing a private label portal for a third party;

- we will not be liable to MDe for any loss or damage to an end user's computer software or hardware as a result of usage of a private-label ZenVault portal, and MDe agrees not to execute any agreement that ostensibly seeks to bind us in a contract with third parties or end users;

- MDe will refrain from copying, reverse engineering, licensing, sublicensing or distributing the licensed software and portal except in accordance with the terms of the agreement, and will monitor access to the ZenVault source code and use commercially reasonable efforts to prevent unauthorized access to such source code;

- each party will maintain confidential the information provided to the other party which is proprietary and confidential;

- subject to our agreement to do so, we may provide custom services, including programming and graphics, to MDe at no charge or at a charge mutually agreed between us;

- we will provide support services to the first 10,000 end users of the first third party to license the ZenVault portal through MDe for no additional charge, and MDe will be responsible for basic customer service issues such as lock-outs for non-payment, termination of accounts, and add-on features once the first third party achieves 10,000 end users, with MDe being responsible fully for support services to be provided to all other third parties after the first third party obtains more than 10,000 end users;

- we will receive a royalty based on the average daily end user number per day for each month the ZenVault portal is private-labeled to a third party, calculated in accordance with the agreement's guidelines and reported to us monthly by MDe, subject to specified dispute resolution and audit procedures;

• we will receive monthly license fees based upon the number of end users which ranges from $.50 per end user to $.36 per end user, depending on the number of average daily end users, and stipulates that MDe is responsible for all sales, use, value-added, withholding, or similar taxes on payments made by end users to MDe;

• the pricing provisions of the agreement will be renegotiated if MDE fails to achieve a minimum of 60,000 end users within one year of the agreement's date, unless that failure is due to our failure to perform our obligations under the agreement;

• subject to our prior written approval, grants MDe a non-exclusive, revocable, non-transferable, limited license to use our trademarks and logos in approved advertising and printed material;

• we and MDe are obligated to use alternate forms of dispute resolution concerning payment and other disputes, subject to an exception permitting us to bring injunctive action to prevent irreparable harm;

• we provide only a limited warranty that the licensed product will perform substantially in compliance with the documentation when used as permitted under the agreement, and which denies all other express or implied warranties;

• our licensed products are not to be used to perform any medical diagnostic function, set treatment procedures, or serve as a substitute for medical judgment of a physician or qualified healthcare provider;

• MDe will indemnify us for any misrepresentation made by or on behalf of MDe and not made by us, as well as for any performance breach by MDE under the agreement, including a breach of our intellectual property rights, and requiring MDe to obtain an indemnification of itself from third parties and end users that will in turn operate for our benefit;

• we will not be liable for any special, consequential, indirect or similar damages, including lost profits and lost data;

• obligates MDe to comply with all U.S. and applicable international export and import laws and regulations, and to indemnify us for any violation thereof; and

• provisions defining under what circumstances either party may terminate the agreement for cause, and our right to approve an assignment of this agreement brought about by a change in control of MDe.

The Healthcare Market

The healthcare market represents one of the United States' largest markets. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.6 trillion in 2010, the major categories of which were hospital care ($814.0 billion), physician and clinical services ($515.5 billion), prescription drugs ($259.1 billion), and nursing home, continuing care communities, and home healthcare ($213.3 billion). In the U.S. alone, over 39.9 million hospitalizations occurred in 2008, according to the Agency for Healthcare Research and Quality.

Although we are not aware of any statistics citing how many personal medical records are created per healthcare dollar spent, we believe that the multi-trillion dollar market for healthcare is reflected in the creation of hundreds of millions of medical records each year. In this regard, every visit to a physician or clinic, every hospitalization, every prescription, and every nursing home stay or home healthcare visit creates one or multiple personal medical records. We believe the size of the healthcare market is relevant to understanding the potential market demand for PHR storage, access and retrieval, which will increase each time a medical record is created. Population growth will also increase the creation of medical records, as each new patient will have essential medical records that must be stored and available for access by medical professionals, hospitals, and other providers.

Industry and End User Challenges

• *Highly Fragmented and Complex Market.* The market for PHR is highly fragmented and complex. Every entity or medical professional that creates or stores EMR and EHR today typically does so on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records.

• *Government Initiatives to Mandate Use of Electronic Health Records.* Both President Obama and former President Bush publicly articulated a goal of implementing EHR fully in the U.S. by 2014. HHS now offers Medicare and Medicaid incentive programs that provide incentive payments to medical professionals, eligible hospitals, and critical access hospitals that adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Moreover, the Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted as part of the American Recovery and Reinvestment Act of 2009, contains certain financial and other penalties that are currently scheduled to take effect in 2015. These penalties will apply to medical professionals and hospitals that fail to reach the meaningful use standard for electronic medical records related to Medicare and Medicaid services. This combination of financial incentives and penalties can be expected to exercise a powerful influence on the adoption of electronic medical recordkeeping by medical professionals and hospitals in the next two to three years.

• *Mandated Legal and Ethical Confidentiality for PHR.* Medical information confidentiality dates back to the Hippocratic Oath. The modern version of this oath, like its predecessor, continues to view the duty of confidentiality of medical information as a fundamental tenet of medical practice. That confidentiality is now codified in U.S. law under the Health Insurance Portability and Accountability Act (HIPAA) of 1996, or HIPAA, and HITECH. Medical professionals, hospitals and other providers, and consumers wanting access to their PHR are justifiably concerned about entrusting sensitive medical information to electronic systems that might be subject to hacking, internal security breaches, or other fraudulent activity. All healthcare market participants and consumers are therefore seeking assurance that any EMR system utilized by them will have sufficiently robust security measures so as to ensure the complete confidentiality of medical information.

• *Vast Market Size.* According to the National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services, total U.S. health spending reached $2.6 trillion in 2010. While we are not aware of statistics equating health spending to creation of medical records, we believe the size of the worldwide healthcare market evidences the creation and storage of millions of medical records each year. The need to securely digitize, store and retrieve this information in flexible formats and a low-cost environment will drive the search for technology solutions by medical professionals, hospitals and other healthcare providers.

• *Lack of Experienced Healthcare IT Professionals.* As market and government incentives have increased demand for electronic medical recordkeeping, demand for experienced technologists, programmers and system engineers with specialized healthcare knowledge has substantially increased. The legally-required confidentiality of medical information in the U.S. has also impacted demand for IT security professionals in the healthcare market. This demand has resulted in some EMR and EHR providers, hardware vendors, and programming firms being unable to fill hiring demand for seasoned IT professionals with healthcare experience. These difficulties have been compounded by hospitals, clinics and large medical practices seeking to hire experienced IT professionals to manage their IT and EMR systems from the same pool of prospective employees. A secure electronic medical recordkeeping service that is not dependent on localized or contracted IT support and which can be used by non-IT personnel in a flexible and low-cost environment will alleviate the need for legacy system support, costly upgrades, and capital investments that increase IT costs within the healthcare market.

• *Absence of Consumer Orientation and Consumer Desire for Knowledge.* Historically, consumers have had minimal access to their medical records, even though many healthcare decisions are dependent on the data in those records and the information technically belongs to the consumer end user. In addition, there have been instances where healthcare market participants have sought to retain patient medical records for reasons unrelated to patient care, *i.e.*, instances of billing disputes or malpractice litigation. In today's web-based world, consumers are accustomed to using the Internet to access all types of information, including information about health conditions, diseases and available treatment options. As consumers learn about ways in which they can obtain independent and easy access to PHR, it appears likely that demand will develop for this access and knowledge, just as demand grew for web-based information about treatment options when consumers learned of this information source.

• *Increasing Role of the Internet and Mobile Technologies.* Medical professionals and consumers increasingly are turning to the Internet and mobile devices for technology solutions in the storage, handling and retrieval of PHR. While medical professionals have access to the data developed by them, the inability to share this information with other medical professionals and providers on a common platform has increased the costs associated with, and detracted from fully taking advantage of, collaboration and consulting opportunities within the healthcare industry. In addition, the widespread adoption of mobile technologies will lead consumers to begin to expect health-related information to be available on their mobile devices where, when and how they want it.

Regulation

Because our portal involves the management of consumers' personal health records, it is critical for us to protect the privacy and confidentiality of our customers' PHR. The Health Insurance Portability and Accountability Act of 1996, commonly referred to as HIPAA, requires covered entities to protect the privacy and confidentiality of the PHR of their patients and customers. "Covered entities" are defined as those entities that are:

- a health care provider that conducts certain transactions in electronic form;
- a health care clearinghouse; or
- are a health plan.

HIPAA provides that a person, business or agency is not a covered health care provider if the person, business or agency does not furnish, bill or receive payment for health care in the normal course of business. As we do not furnish, bill or receive payment for health care in the normal course of business, we are not a covered health care provider. HIPAA defines a health care clearinghouse as an entity that processes or facilitates the processing of health information (i) in a nonstandard format or containing nonstandard data content into standard data elements or a standard transaction, or (ii) in a standard transaction into nonstandard format or nonstandard data content for the receiving entity. As we do not process or facilitate the processing of health information, *i.e.*, we only provide storage for such information, we are not considered a health care clearinghouse under HIPAA. Additionally, HIPAA defines covered transactions as (i) the submission or processing of health care claims, (ii) benefit coverage determinations or responses, (iii) referral requests or authorizations, (iv) inquiries or responses concerning the status of a health care claim, (v) transmission of subscriber enrollment or disenrollment information in a health plan, (vi) payment or payment processing information concerning provided health care or care being arranged, and (vi) coordination of benefits transactions, explanation of benefits and remittance advice. We do not engage in transmitting or processing any of the information described as covered transactions under HIPAA. Finally, we are not a health plan, broadly defined within HIPAA as any employee welfare benefit plan as that term is defined in the Employee Retirement Income and Security Act of 1974.

We have not obtained an opinion from the U.S. Department of Health and Human Services, or HHS, concerning whether we are not a covered entity, as that term is defined in HIPAA. It is possible that future amendments to HIPAA or new legislation could expand the definition of "covered entity" in a way that would cause us to be subject to HIPAA. In this event, we do not believe we would incur material compliance expenses, as we have taken into account the privacy, security standards and other requirements of HIPAA when designing and developing our portal. We believe that we meet and/or exceed current HIPAA standards and have designed our EMS and medical practitioner modules to also meet those standards. We have not yet sought certification that our portal meets or exceeds applicable privacy and security standards by healthcare or security firms that provide such services, but we intend to obtain such certifications as our management team deems necessary or desirable once we have deployed the EMS and medical practitioner modules.

The Health Information Technology for Economic and Clinical Health Act, or HITECH, was enacted on February 17, 2009 as part of the American Recovery and Reinvestment Act. HITECH significantly expanded the businesses that are subject to HIPAA requirements. Under HITECH, entities that perform a function, activity, or service on behalf of a covered entity and that require use or access to the personal health information of the covered entity, and vendors of PHR that use or access personal health information, must also comply with the HIPAA's Security Standards and many of HIPAA's Privacy Standards. These entities are defined as "business associates" under HITECH. One of the key obligations under HITECH is the requirement of business associates to notify individuals when there has been, or there is a strong possibility of, a breach of the individual's personal health information.

As a vendor of storage and retrieval capabilities for PHRs, we intend to implement policies and procedures to ensure our compliance with HITECH and its associated regulations. However, we believe that under the second element of the definition of a business associate in HITECH, we would not be considered a business associate as we do not perform "a function or activity on behalf of the covered entity," principally because covered entities are not required to maintain PHR. Similarly, we do not meet the other part of the second element of this test in that we do not "perform a service on behalf of a covered entity," because the beneficiary of the PHR is the patient, not the covered entity, and the covered entity has no obligation to maintain PHRs on its patients - only medical records. Although we do not believe we are currently subject to HIPAA and HITECH, we intend to strive to meet the requirements imposed on businesses that are subject to these laws, and will monitor developments in these laws and their associated regulations to ascertain if changes or implementing rules may encompass our business within this regulatory scheme.

On September 14, 2011, the Centers for Medicare & Medicaid Services, or CMS, issued a proposed rule that would amend the HIPAA privacy rule to enable individuals to receive their test reports directly from laboratories. This amendment would also amend the Clinical Laboratory Improvement Amendments of 1988, or CLIA, to specify that a laboratory may provide a patient access to completed test reports that, using the laboratory's authentication process, can be identified as belonging to that patient. CLIA currently exempts certain laboratories from making disclosure of test results directly to a patient, which provisions in essence require the patient to obtain copies of test results from his or her healthcare provider. If adopted as a final rule, we believe this provision will strengthen patient access to PHR, which is consistent with our goal of promoting consumer access to PHR.

According to the Georgetown Center on Medical Record Rights and Privacy, affiliated with the Health Policy Institute of Georgetown University, each of the 50 states, Guam and Puerto Rico have adopted state medical information privacy laws. In some cases, these laws cover more information, or more entities that produce or handle such information, than do HIPAA and HITECH. For example, California adopted a medical information privacy law which became effective in January 2009 which covers a number of health care services not covered by HIPAA, including home health agencies, hospices, mobile health care units, acute psychiatric hospitals, and intermediate care facilities. While this California law does not extend to portals or web sites such as ours which only store PHR, it is possible that in the future one or more states could adopt legislation that would require us to comply with state medical information privacy laws. Additionally, HHS or CMS may in the future adopt rules or regulations that would require us to comply with HIPAA, HITECH, or both. We believe we would currently comply with HIPAA and HITECH if each applied to us. However, if in the future state or federal agencies adopt additional, or more stringent, health care information privacy laws, we may incur compliance costs in order to come into compliance with such laws. If we failed to do so for any reason, we could be subject to civil penalties or fines, legal and regulatory proceedings, and perhaps even criminal prosecution. We will strive to ensure we comply with all application laws, rules and regulations concerning PHR, but we cannot assure you we will be successful in doing so. If we fail to do so, such failure could have a material adverse effect on our business and financial condition.

Intellectual Property

We own the URL and domain name for the web address *www.zenvault.com*. Under the Sale and Participation Agreement with ZeroNines, we purchased the source code for our portal, the "ZenVault®" and "ZenCode®" trademarks, each of which is registered with the U.S. Patent and Trademark Office, and certain proprietary technology. We do not currently maintain any patented intellectual property. Our Sale and Participation Agreement with ZeroNines grants us a 30 year non-exclusive license to use the ZeroNines Always Available™ business continuity platform. That platform utilizes technology that is the subject of two issued U.S. patents, Nos. 6,816,980 and 6,760,861, and issued patents in several European Union countries. The term of the U.S. patents expires 20 years from the date the patent applications were filed, or on September 29, 2020 and August 22, 2021. The Sale and Participation Agreement also entitles us to use technology which is the subject of patent applications filed, or to be filed, by ZeroNines.

We do not believe that patents will play an important role in the protection of our intellectual property, as we believe that several methods exist that can be used by our competition to store, manage and make PHR accessible. As we expand our portal's capabilities, we will consider whether patents, trademarks, copyrights or other forms of intellectual property protection are appropriate, will provide us meaningful protection, and are likely to be issued if applied for.

We also maintain trade secrets and proprietary know-how that we seek to protect through confidentiality and nondisclosure agreements. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. If we do not adequately protect or enforce our trade secrets and proprietary know-how, our competitive position and business prospects could be materially harmed.

Competition

Our portal competes with a number of product and service providers in the consumer health information management marketplace, including HealthVault, which is owned by Microsoft, myMediConnect, MyMedical Records, NoMoreClipboard.com, and others. HealthVault does not separately break out its results of operations, so we are unable to estimate Health Vault's size. However, with access to Microsoft's vast technical, marketing and financial resources, Health Vault is likely to be a dominant competitor in the market for storage and retrieval of PHR. Also, on February 12, 2012, UnitedHealth Group Incorporated announced that its Optum health-services unit plans to launch a new cloud-computing platform aimed at healthcare providers and insurers. This platform is expected to offer application developers the opportunity to develop and offer applications for Optum's PHR portal, with the initial applications including one developed by the Cleveland Clinic to help healthcare providers to structure payments for "bundles" of care. Optum is expected to open a beta version of this platform in June, with a broader rollout later in 2012. UnitedHealth Group states in its annual report on Form 10-K that it managed in 2011 approximately $135 billion in aggregate healthcare spending for constituents and consumers it serves, and generated over $1.01 billion in revenues in 2011. While few other specifics concerning Optum's cloud-computing platform have been released (including whether the platform can be accessed by consumers who are in UnitedHealth plans), UnitedHealth Group is likely to become a dominant competitor in the market for storage and retrieval of PHR if this rollout is successful.

MyMediConnect is owned by MediConnect Global Inc., which ranked No. 152 on Deloitte's 2011 Technology Fast 500 ranking issued in October 2011. MediConnect Global is a private company that provides medical record retrieval, online documentation, and exchange for health insurers, law firms and life insurance companies. Because MediConnect is private and does not break out operating results for myMediConnect, we are unable to estimate the size or financial resources available to it. Based on its growth rate in its primary services, however, we believe myMediConnect may be a significant competitor in the PHR market in the future.

MyMedical Records, or MMR, is a subsidiary of MMRGlobal, Inc., a public company. MMR was organized in 2005. At March 31, 2012, MMRGlobal's current liabilities exceeded its current assets by $7.44 million, according to its Form 10-Q for the quarter ended March 31, 2012. That Form 10-Q disclosed that MMR generated subscriber fees of approximately $66,000 in the three months ended March 31, 2012. MMR Global also generates revenue from a product marketed to doctors that facilitates digitizing of paper-based medical records. MMR announced in October 2011 that it had entered into an agreement with UST Global to offer PHR services to UST Global's clients and strategic partners, which are stated to be some of the largest healthcare providers, payers and pharmacy retailers in the world. If MMRGlobal is successful in addressing its capital shortfall, we believe its PHR products may become a significant competitor to the ZenVault portal. NoMoreClipboard was formed in 2003 as a platform for exchange of health information, and is a private company. There is little information publicly available concerning

NoMoreClipboard, although its PHR storage and retrieval capabilities appear similar to those offered by other competitors. Based on these similarities, NoMoreClipboard may become a significant competitor in PHR storage and retrieval in the near future.

Some of our competitors offer free PHR management services to consumers, while deriving revenue from advertising, while others use a subscription fee model similar to ours. Google Health, a free service, recently ceased operations and is no longer among the companies with which we compete. We also compete with Internet portals offered by insurance companies, hospitals and HMOs for their policyholders and patients.

Each of our competitors offers varying PHR products and services for on-line storage and access to medical records at varying price points. We believe our ability to compete effectively in our industry will be enhanced by our use of the ZeroNines Always Available™ business continuity platform, which offers simultaneous cloud-based storage in two separate cloud computing networks. We also believe that our portal's content and format flexibility offers greater ease of use than our competitors' products because copies of actual medical records, such as laboratory test results and radiology reports, can be uploaded directly into the user's account by consumers and without reliance on a third party, which may raise confidentiality and cost issues.

Today, most hospitals, medical practitioners, and insurers typically create and store EMR and EHR on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records. We believe our portal will address many of the shortcomings inherent in today's legacy EMR and EHR systems

Although hospital patient, HMO patient and insurance policyholder portals may allow users to see certain information regarding test results, prescriptions or claims data, and may even give patients the ability to set appointments and communicate with doctors, these portals only allow users to view data from that specific provider. If an end user changes healthcare providers or insurance carriers, the information may become inaccessible. In contrast, our portal is designed to offer consumers a single, secure, on-line depository for all of their PHR from every provider, so that this information is available anytime a user needs to access or share it.

We expect that other companies may elect to enter the PHR management market, and many of those businesses may have greater technical, financial, and marketing resources than are available to us. Our current or future competitors may also seek to replicate features offered on our portal, which could diminish any competitive advantage we believe we possess.

Disaster Recovery Plan

We have a disaster recovery plan in place that is designed to ensure the safekeeping of records stored in a user's ZenVault portal account, while maintaining continuity of our services. This plan is premised on the ZeroNines Always Available™ business continuity platform, which offers simultaneous cloud-based storage in two separate cloud computing networks. The cloud-based systems now used by us are on the East Coast and West Coast of the U.S., which we believe offers maximum security against a natural or man-made disaster. The ZenVault portal simultaneously, automatically encrypts and stores PHR data on both cloud networks on a real-time basis.

Research and Development

Prior to our formation on August 17, 2010, ZeroNines spent $88,059 on research and development activities on our behalf. These research and development expenses were attributed to the assets we purchased from ZeroNines, and appear in the financial statements for the ZeroNines Assets Sold. We have incurred no other research and development expenses to date. However, ZeroNines and Z9 Services Group conducted additional development activities for our portal and incurred an additional $272,661 from August 17, 2010, through October 31, 2011 relating to these activities. These expenses were assumed by ZeroNines under the Design and Build Contract. We do not expect the lack of research and development conducted by us previously will have a material adverse effect on our business, as (i) Messrs. Botdorf, Gin and Fukuhara, three of our executive officers, are extremely knowledgeable concerning the research and development conducted by ZeroNines and Z9, as these officers are also executive officers of ZeroNines. After this offering, we will undertake all of our own research and development and do not expect to rely on ZeroNines or Z9 Services Group for those activities.

Facilities

We currently maintain our corporate offices in the residence of Mr. Botdorf at 450 East Happy Canyon Road, Castle Rock, Colorado. These facilities are suitable and adequate for our current requirements, as our part-time employees do not presently require a central facility in which to office. We are not charged any rental for our use of Mr. Botdorf's residence. Assuming we raise more than $2.0 million in this offering, we expect to lease a small corporate office of approximately 1,500 to 2,000 square feet in or adjacent to Castle Rock, Colorado after such funding is available to us. We believe that there are a number of suitable facilities available for lease as our corporate office, and we have allocated a portion of our working capital to the expected rent expense for that office.

Product Liability and Insurance

The storage and maintenance of PHR involve inherent risks of computer security breaches that may result in unauthorized parties gaining access to sensitive medical information. If this occurred on our portal or on a private-labeled portal we designed, we could be subject to lawsuits and regulatory or administrative proceedings, and may be liable, directly or as an indemnitor, for damages. Those damages could include compensatory, punitive or other exemplary damages which could be substantial. Due to the high cost of liability insurance coverage, we have elected not to obtain liability insurance at the current time. We expect to obtain liability insurance coverage at such time as we secure revenue-producing strategic partners or a material number of end users. The amount, nature and pricing of such insurance coverage will likely vary due to a number of factors, especially our portal's past security record. We may not be able to obtain sufficient insurance coverage to address our exposure to liability actions, or the cost of that coverage may be such that we will be limited in the types or amount of coverage we can obtain. Any uninsured loss we suffer could materially and adversely affect our business and financial position.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings in which we will become involved.

Employees

As of April 30, 2012, we had no full time employees and five part-time employees, We have three additional part-time employees and two part-time consulting programmers whom we expect to utilize once we have obtained funding of at least $400,000. Overall, we have not experienced any work stoppage and do not anticipate any work stoppage in the foreseeable future. Management believes that relations with our employees are good.

Corporate Information

Our principal executive offices are located at 450 East Happy Canyon Road, Castle Rock, Colorado, 80108, USA, and our phone number is (303) 810-7719. We maintain a website on the internet at *www.zenvault.com*. The information on our website is not, and shall not be deemed to be, a part of this offering circular. You may read and copy the offering circular and any exhibits we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

THE RESCISSION OFFER

Background and Reasons for the Rescission Offer

During the Purchase Period, we inadvertently accepted into escrow the $341,000 Purchase Price prior to the time we filed the Previously Filed Offering Circular with the SEC and before the SEC had qualified the Previously Filed Offering Circular. We did so based on legal advice we received that we were permitted to make sales of Preferred Stock. On April 22, 2011, the SEC requested information concerning the exemption we relied upon in making such sales. Subsequently, we determined that we should not have made sales under the Previously Filed Offering Circular until such time as we had filed the Previously Filed Offering Circular with the SEC and the SEC qualified the Previously Filed Offering Circular (neither of which had occurred), and that no other exemption was available for sales of the Rescission Shares during the Purchase Period.

We are making this Rescission Offer in order to address the violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") that resulted from sales of the Rescission Shares to the Prior Subscribers during the Purchase Period. There are eight investors who purchased the Rescission Shares during the Purchase Period, including a director nominee of ZenVault who gifted the purchased Rescission Shares to two relatives. We are making the Rescission Offer to the director nominee, who has informed us that he does not intend to accept the Rescission Offer on his own behalf or on behalf of his donees. However, the director nominee and the other Prior Subscribers are not eligible to make a decision to accept or reject the Rescission Offer until we have delivered to such persons this offering circular and sufficient time has passed within which such persons may review this offering circular. Accordingly, the director nominee's communication to us is non-binding and will only become binding when he accepts or rejects the Rescission Offer. None of our existing officers or directors is eligible to participate in the Rescission Offer.

If all Prior Subscribers accept the Rescission Offer, then our cash in the Rescission Escrow Account will no longer appear as an asset and our liabilities will be reduced by approximately the same amount. In this event, our assets will not exceed our liabilities, a commonly accepted definition of business insolvency. We are not subject to any state or federal minimum capital or reserve requirements. Accordingly, if all Prior Subscribers accept the Rescission Offer, we will not violate any minimum capital or reserve requirements.

Effect of the Rescission Offer

If you reject or fail to timely accept the Rescission Offer in accordance with the terms and conditions set forth in this prospectus and the Rescission Offer Election Form by 5:00 p.m., Mountain Time, on the Expiration Date, you will retain ownership of the Rescission Shares you own and will not receive any payment for any Rescission Shares you previously purchased.

Your acceptance of the Rescission Offer may preclude you from later seeking similar relief under the federal securities laws, if any is available. We understand that acceptance or rejection of a rescission offer under applicable federal law may preclude offerees from initiating an action against the rescission offeror in connection with the registration of securities that are the subject of the rescission offer. In this regard we urge you to consult with your legal adviser to determine whether to accept or reject the Rescission Offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped under federal law from asserting such claims as a result of the Rescission Offer.

Under relevant state law, some states allow purchasers to assert claims for two inconsistent remedies, such as a claim for rescission and a claim for damages, and then elect a remedy from those asserted at the time of trial. In other states, courts have ruled that pursuing one theory of relief, such as rescission, precludes suing for damages, and *vice versa*. Other state courts have ruled that obtaining one type of relief may or may not bar recovery on the other asserted theory or theories of liability. For example, in Colorado courts are inclined to permit conflicting remedies to be pursued, especially where relief under one theory is or becomes unavailable. We urge you to consult an attorney in the state in which you reside if you have questions concerning the remedies to which you may be entitled under applicable state law.

We believe that this Rescission Offer is exempt from registration under the federal securities laws, as we are relying on the exemption provided by Regulation A in making the Rescission Offer. Offerings that rely on the Regulation A federal exemption are generally afforded exempt status in most states, subject to notice and other filings that must be made in such states in which the offering occurs. We have made, or are making, filings with the states in which the Rescission Shares were sold and will seek to rely in those filings on a comparable state exemption to Regulation A or another applicable exemption.

The Rescission Offer does not bar state and federal authorities from initiating an enforcement action against ZenVault, nor does the Rescission Offer bar initiation of criminal proceedings against ZenVault. State or federal authorities may initiate an action against us at any time related to suspected securities law violations, subject to applicable statutes of limitations. Statutes of limitations under state laws vary by state, with the limitation period under many state statutes not typically beginning until the facts giving rise to the violation are known. Our Rescission Offer is not an admission that we did not comply with any federal or state registration or disclosure requirement, nor is it a waiver by us of any applicable statute of limitations or any potential defense we may have. Determining when a statute of limitations expires can be a difficult issue, and you should consult with an attorney if you have any questions regarding how a statute of limitations may apply to any claims you have or regarding any of your legal rights and remedies before deciding whether or not to accept the Rescission Offer.

Terms of the Rescission Offer

If you accept the Rescission Offer, we will repurchase the Rescission Shares at a purchase price equal to the Purchase Price paid by you for the Rescission Shares you purchased. You also will receive interest on the original Purchase Price of the Rescission Shares at a rate of 6% per annum from the date you purchased the Rescission Shares through the Expiration Date.

Although this offering circular uses the term "interest" when describing the calculation of the Rescission Offer price, the term is only intended to describe the method used to calculate the payment amount, and the payment is not considered interest for federal income tax purposes. Instead, the entire amount will be considered as a payment for the sale of your Rescission Shares.

The Rescission Offer will expire at 5:00 p.m., Mountain Time, on [the Expiration Date], which is the Expiration Date. If all actions required to validly accept the Rescission Offer are completed in accordance with the terms and conditions set forth in this offering circular and the instructions to the Rescission Offer Election Form prior to the deadline specified in the preceding sentence, we will within two business days of the Expiration Date instruct the Escrow Agent to return to you the Purchase Price you paid for your Rescission Shares, together with statutory interest thereon, in accordance with the description contained in this offering circular. All such amounts will be paid in U.S. dollars.

How to Accept or Reject the Rescission Offer

YOU ARE NOT LEGALLY REQUIRED TO ACCEPT THE RESCISSION OFFER.

How to accept the Rescission Offer

Acceptance of the Rescission Offer is optional. In making your decision, you should consider all relevant factors in light of your particular economic and personal circumstances, and the possibility that the value of the Rescission Shares may increase or decrease after the Expiration Date. You should also bear in mind that our Preferred Stock is not and will not be quoted or traded on a national securities exchange or other automated quotation system until such time as we file a registration statement under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, you must be prepared to bear the economic risk associated with ownership of the Rescission Shares for an indefinite period.

Your Rescission Offer Election Form is attached as an Exhibit to this offering circular. To accept the Rescission Offer, please check the box on the Rescission Offer Election Form next to, "I ACCEPT THE RESCISSION OFFER," and then send us a facsimile transmission of the signed Rescission Offer Election Form at (303) 814-1495, or send us the original signed Rescission Offer Election Form by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado 80108. If you send us the signed Rescission Offer Election Form by regular mail, we strongly suggest you send the form by certified mail, return receipt requested, and retain a copy of the signed form for your records. In order to accept the Rescission Offer, you must initiate the facsimile transmission or mail the Rescission Offer Election Form on or before 5:00 p.m., Mountain Time, on [the Expiration Date]. If you do so, we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer.

IF YOU DO NOT CHECK THE "I ACCEPT THE RESCISSION OFFER" BOX ON YOUR RESCISSION OFFER ELECTION FORM AND RETURN IT TO US BY FACSIMILE TRANSMISSION OR THE U.S. POSTAL SERVICE ON OR BEFORE 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

How to reject the Rescission Offer

You do not need to take any action to reject the Rescission Offer. If you change your decision and want to reject the Rescission Offer after having accepted the Rescission Offer, you may reject the Rescission Offer by making a copy of your Rescission Offer Election Form, crossing out the box that represents your previous decision, check the appropriate box representing your new decision, and then initial both boxes and indicate the date on which you took both of these actions. Then you must send us the revised Rescission Offer Election Form by facsimile transmission or regular mail as described above on or before 5:00 P.M., Mountain Time, on the Expiration Date.

If you have previously accepted the Rescission Offer and you change your mind, we must receive this notice of rejection on or before 5:00 p.m., Mountain Time, on the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer pursuant to your Rescission Offer Election Form.

IF YOU FAIL TO PROPERLY COMPLETE ALL ACTIONS REQUIRED FOR VALIDLY ACCEPTING THE RESCISSION OFFER PRIOR TO 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER MAY TERMINATE YOUR RIGHT TO BRING A CIVIL ACTION AGAINST US FOR FAILURE TO REGISTER THE SHARES UNDER THE SECURITIES LAWS.

Funding the Rescission Offer

We never authorized U.S. Bank, N.A., the Escrow Agent, or American National Bank, the predecessor escrow agent, to release the Purchase Price to us, and the aggregate Purchase Price remains on deposit with the Escrow Agent as of the date of this offering circular. Therefore, any Prior Subscriber who accepts the Rescission Offer will receive a full refund of his, her or its Purchase Price, together with statutory interest from the date of the purchase to the Expiration Date. That refund will come directly from the Escrow Agent pursuant to instructions we will provide to the Escrow Agent within two business days of acceptance of the Rescission Offer by any Prior Subscriber.

As the escrowed funds do not bear interest and we do not have funds with which to pay interest due if all or substantially all Prior Subscribers exercise the right to rescind, ZeroNines has agreed to deposit in the Rescission Escrow Account on the date of this Offering Circular a total of $30,000 so as to permit the payment of interest to rescinding Prior Subscribers if all or substantially all of the Prior Subscribers elect to rescind. The amount to be advanced to us by ZeroNines and deposited in the escrow account represents approximately 6% interest on the aggregate Purchase Price of the Rescission Shares calculated through June 30, 2012. As of April 30, 2012, the accrued interest which is payable to Prior Subscribers, assuming all such Prior Subscribers elected to accept the Rescission Offer, totaled $26,638.41, which amount will increase by approximately $1,705 for each 30-day month which passes after April 30, 2012.

Questions about the Rescission Offer

If you have questions about the Rescission Offer, you may call us at 1-303-814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

When You Should Expect Payment if You Accept the Rescission Offer

The instructions to the Escrow Agent which we will deliver to the Escrow Agent within two business days after the Expiration Date require the Escrow Agent to mail the check to you by certified mail, return receipt requested, within two business days of receipt of our instructions. Accordingly, if the time for mail to reach you is approximately three to five business days, you should expect to receive the cashier's check in 7 to 12 calendar days after the Expiration Date.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of April 30, 2012.

Name	Age	Position
John C. Botdorf	52	Executive Chairman of the Board and Acting Chief Financial Officer
Alan S. Gin	55	Chief Executive Officer and Director
Keith T. Fukuhara	49	Chief Technology Officer
Bradley J. Claus	33	Chief Operating Officer and Director
Dr. Mark W. Brunvand	55	Director Nominee

John C. Botdorf co-founded ZenVault with Messrs. Gin and Fukuhara in August 2010, and has been the executive chairman of the board and acting chief financial officer since our inception. Since November 2001, Mr. Botdorf has also served as the executive chairman of ZeroNines Technology, Inc., which he co-founded with Messrs. Gin and Fukuhara in November 2001. Mr. Botdorf has also served since January 2009 as a managing member of Z9 Services Group, LLC, which is wholly-owned by ZeroNines Technology, Inc. ZeroNines is engaged in developing and marketing the Always Available™ patented business continuity platform for user applications in dual cloud-based locations, which is installed and serviced by Z9 Services Group. Mr. Botdorf divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us, or at least 52 hours per month. Mr. Botdorf received a Bachelor of Science degree with a double major in finance and real estate from California State University – Northridge in 1983. Mr. Botdorf's experience in executive management and marketing within the cloud-based software industry and corporate finance led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Alan S. Gin co-founded ZenVault with Messrs. Botdorf and Fukuhara in August 2010, and has served as our chief executive officer and a director since our inception. Mr. Gin co-founded ZeroNines in November 2001 and has served as its president, chief executive officer and a member of the board of directors since that time. He also has been a managing member of Z9 Services Group, LLC since January 2009. Mr. Gin served as Vice President of the Enterprise Solutions Group of Hitachi Data Systems from 1998 to 2001, and prior to that time was, respectively, a managing director of Consulting Services for StorageTek (from 1996 to 1998), a senior program manager at AT&T Global Information Solutions (1994 to 1996), and a director of Wang Laboratories Professional Services (1992_to 1994). He also served previously as the senior director of PwC's Microcomputer Advisory Services Group from 1989 to 1992. Mr. Gin divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us, or at least 52 hours per month.. Mr. Gin attended Hawaii Pacific University from 1974 through 1978, where he majored in business administration. Mr. Gin, together with Mr. Fukuhara, was issued two patents in 2004 covering the Always Available™ business continuity platform and system architecture developed by ZeroNines. Mr. Gin's experience in executive management and technology applications within the software industry led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Keith T. Fukuhara co-founded ZenVault with Messrs. Botdorf and Gin in August 2010, and has served as our chief technology officer since our inception. Mr. Fukuhara has served as the chief technology officer of ZeroNines since November 2001, and has also been a member of the board of directors of ZeroNines since 2001. Prior to co-founding ZeroNines, Mr. Fukuhara served as, respectively, a senior solutions architect for Hitachi Data Systems (May 1998 to 2001), a senior security consultant for Secure It (January 1998 to May 1998), and a senior consultant for the Teris Consulting Group of StorageTek (1996_ to 1998). Mr. Fukuhara divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us, or at least 52 hours per month.. Mr. Fukuhara received a Bachelor of Science degree in computer science from San Francisco State University in 1986. Mr. Fukuhara, together with Mr. Gin, was issued two patents in 2004 covering the Always Available™ business continuity platform and system architecture developed by ZeroNines.

Bradley J. Claus has served as our chief operating officer since January 2011 and as a member of our board of directors since June 2011. Mr. Claus is currently a registered representative in the Centennial, Colorado office of Transamerica Financial Advisors, Inc., or TFA. From 2006 until its acquisition by TFA in January 2012, Mr. Claus was a registered representative in the Centennial, Colorado office of World Financial Group. TFA offers a broad variety of financial products to consumers, including life insurance, annuities, and mutual funds, as well as financial support services for businesses. Mr. Claus also served as a registered investment advisor in the Centennial, Colorado office of Investment Advisors International (IAI) from 2009 until January 2012. IAI was the affiliate investment advisory firm of World Financial Group. Mr. Claus is also registered with World Group Securities, Inc., a registered broker-dealer which is an affiliate of World Financial Group. Mr. Claus currently devotes only such time as may be required to our business and affairs. We expect that Mr. Claus will devote approximately 33% of his time, or at least 13 hours per 40 hour-week, to our business and affairs once we close on at least $400,000 in gross offering proceeds and he becomes eligible to draw a salary. Mr. Claus received a Bachelor of Science degree in economics in 2004 from the University of Michigan. Mr. Claus' experience in marketing intangible products directly to consumers and his knowledge of personal and corporate finance led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Mark V. Brunvand, M.D. is a director nominee who will join our board of directors on the date of this offering circular. Dr. Brunvand is an oncologist and has been a member of the hospital staff of Presbyterian/St. Luke's Medical Center in Denver, Colorado since 1997. From 1986 to 1997, Dr. Brunvand served as a staff physician for the Oregon Health Science University Hospital in Portland, Oregon, the Swedish Medical Center & Fred Hutchinson Cancer Research Center in Seattle, Washington, University Hospital in Salt Lake City, Utah, and the National Institutes of Health in Bethesda, Maryland. Dr. Brunvand is board certified in internal medicine and oncology, has authored or co-authored a number of publications and papers on bone marrow transplantation, hematology, immunotherapy and immune response, and cancer treatment modalities. He has also received a number of awards, including the American Society of Hematology Scholar Award and a National Research Service Award. Dr. Brunvand received a Bachelor of Science degree in Chemistry from Colorado State University, and his M.D. degree from the University of Colorado Health Sciences Center. As an independent director, Dr. Brunvand will devote only such time as is required to our business and affairs. Dr. Brunvand's medical training, extensive experience in managing medical conditions of patients and the resulting records, and personal knowledge of physician needs in managing PHR led to the conclusion of our board that he should serve as a director of our company, as of the date of this offering circular, in light of our business and structure.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Leadership Structure of the Board

The board of directors does not currently have a policy on whether the same person should serve as both the chief executive officer and chairman of the board or, if the roles are separate (as they currently are), whether the chairman should be selected from the non-employee directors or should be an employee. The board believes that it should have the flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership for ZenVault at that time.

Risk Oversight

The board currently oversees risk management directly and is responsible for all aspects of risk management. At such time as we establish an audit, compensation and governance/nominating committees of the board, we expect that each of these committees will assume a role in risk management in the areas then overseen by them. Management is responsible for implementing risk management strategy developed by the board and developing policies, controls, processes and procedures to identify and manage risks.

Executive Compensation

Since our inception in August 2010, we have paid no salaries or bonus compensation to our officers. Following our formation, we issued to Messrs. Botdorf, Gin, Fukuhara and Claus stock options to acquire 450,000, 450,000, 450,000 and 100,000 shares, respectively, of our common stock. Those options carry an exercise price of $.01 per share and are exercisable through December 31, 2016. In addition, commencing January 1, 2011, we began issuing monthly option grants to Messrs. Botdorf, Gin, Fukuhara and Claus of 15,000, 15,000, 15,000 and 12,000 options, respectively. Accordingly, as of April 30, 2012, we had made monthly option grants to Messrs. Botdorf, Gin, Fukuhara and Claus covering a total of 240,000, 240,000, 240,000 and192,000 shares, respectively. We expect to continue this practice throughout the remainder of 2012. The exercise price of each of the monthly option grants will be $.01 per share until we close on the sale of the minimum number of shares in this offering, at which time the exercise price of subsequent monthly option grants is expected to be $.50 per share, a price equal to the offering price of the Series A Preferred Stock. All options granted to our executive officers are fully vested as of the date of grant. Future option grants to our executive officers may carry time or performance-based vesting criteria, as determined by the independent members of the board at the time of grant.

Messrs. Botdorf, Gin and Fukuhara currently draw salaries from ZeroNines and will not begin drawing salaries from us until we have accepted subscriptions for at least 800,000 shares of Series A Preferred Stock with a purchase price of $400,000. At that time, these officers and Mr. Claus will begin drawing a $13,000 per month salary from us. The employment agreements with Messrs. Botdorf, Gin, Fukuhara and Claus provide that such salaries may commence earlier if we receive revenue from license or sublicense arrangements.

Our executive officers will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued in the period August 17, 2010 (Inception) to December 31, 2010, and in the 12 months ended December 31, 2011, to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Period	Salary	Bonus	Stock Award	Option Award[1]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings		All Other Compensation	Total
John C. Botdorf, Executive Chairman and Acting CFO.........	August 17, 2010 (Inception) to December 31, 2010)...............	$—	$—	$—	$45,000	$ —	$ —	$ —	$ —	$45,000
	Twelve Months Ended December 31, 2011 ..	$—	$—	$—	$18,000	$—	$—	$—	$—	$18,000
Alan S. Gin, CEO.........	August 17, 2010 (Inception) to December 31, 2010)............	$—	$—	$—	$45,000	$—	$—	$—	$—	$45,000
	Twelve Months Ended December 31, 2011...	$—	;—	$—	$18,000	$—	$—	$—	$—	$18,000

(1) Option awards are reported at fair value at the date of grant.

Outstanding Equity Awards

The following table provides a summary of equity awards outstanding for each of the named executive officers as of April 30, 2012:

Named Executive Officer[1]	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date
John C. Botdorf, Executive Chairman and Acting CFO........	690,000	—	$.01	04/30/2017
Alan S. Gin, Chief Executive Officer....................................	690,000	—	$.01	04//30/2017

Overview of Our Planned Compensation Program

Our planned compensation program that we intend to implement for our executive officers following completion of this offering consists of three components—a base salary, discretionary bonuses based on performance, and equity compensation. Each of these components is discussed in further detail below.

Compensation Program Objectives; What Our Compensation Program is Designed to Reward. Our executive compensation program is designed to retain our executive officers and to motivate them to increase shareholder value on both an annual and longer term basis. These objectives are to be accomplished primarily by positioning us to maximize our portal development efforts and to transform, over time, those efforts into revenue derived from strategic partners and end users. To that end, our compensation package includes significant incentive forms of stock-based compensation to ensure that each executive officer's interest is aligned with the interests of our stockholders.

Why Each Element of Compensation is Paid; How the Amount of Each Element is Determined. The following is a brief discussion of each element of our executive officer compensation. The board intends to pay each of these elements in order to ensure that a desirable overall mix is established between base compensation and incentive compensation, cash and non-cash compensation, and annual and long-term compensation. The board also intends to evaluate on a periodic basis the overall competitiveness of our executive compensation packages as compared to packages offered in the marketplace in which we compete for executive talent. Overall, our board believes that our executive compensation packages are currently appropriately balanced and structured to retain and motivate our executive officers, while necessarily taking into account our presently limited financial resources.

Salaries. The cash salaries to be paid to our executive officers were established at the time they became officers. Each of these persons has an employment agreement with us. None of our executive officers who serve on our board of directors receive any additional compensation for serving on our board.

Cash Incentive Compensation. Cash incentive or bonus compensation is discretionary under our employment agreements with our officers. However, each employment agreement contains performance objectives tailored to the individual officer's duties, and provides for a target bonus of 50% of the officer's base salary, which is to take into account both employee performance and company performance. All cash incentive compensation grants are intended to be paid in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended.

Equity Compensation. In 2010 and 2011, we granted stock options to certain of our officers, directors and consultants for their services, all of which were granted pursuant to written agreements under our 2010 stock incentive plan. All future grants are expected to be made under the 2010 plan.

Perquisites. None of our executive officers receives any perquisites at this time. We may in the future offer health insurance coverage to all of our employees and, if we do so, our executive officers may elect to participate in such coverage.

How Each Compensation Element Fits into Overall Compensation Objectives and Affects Decisions Regarding Other Elements. In establishing compensation packages for executive officers, numerous factors are considered, including the particular executive's experience, expertise and performance, our operational and financial performance, and compensation packages available in the marketplace for similar positions. In arriving at amounts for each component of compensation, our board strives to strike an appropriate balance between base compensation and incentive compensation. The board also endeavors to properly allocate between cash and non-cash compensation, bearing in mind our limited financial resources, and between annual and long-term compensation.

Risk Assessment. Our board has reviewed our compensation program and believes that the program, including our cash incentive compensation and equity incentive compensation, does not encourage our executive officers to engage in any unnecessary or excessive risk-taking. As a result, our board has to date not implemented a provision for recovery by us of cash or incentive compensation bonuses paid to our executive officers.

Employment Agreements

In August 2011, we entered into employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus. The terms of the employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus are substantially identical except as noted below. Each agreement has an initial term ending July 31, 2014. Each agreement requires the officer to devote at least 13 hours to our business and affairs out of a regular 40-hour work week. Once we have closed on at least $ 400,000 in proceeds from this offering, the employment agreements provided that Messrs. Botdorf, Gin, Fukuhara and Claus will begin receiving salaries of $7,000 each, reflecting our limited financial resources. These reduced salary levels were to increase to $13,000 for each officer once we have closed on at least $1.5 million in gross proceeds from this offering. We are not obligated to accrue amounts for any deferred salaries for Messrs. Botdorf, Gin, Fukuhara, and Claus as no salary deferrals are called for under their employment agreements.

In January 2012, we entered into agreements to amend the employment agreements with our executive officers. These agreements amended the prior employment agreements in order to provide that full monthly salaries of $13,000 payable to each of our four executive officers will commence at the earlier of (a) closing on at least $400,000 in gross proceeds pursuant to this offering, or (b) receipt of revenue from net royalties, license fees, or sublicense fees from operating the ZenVault portal or from sublicensing a private label consumer-branded portal to a strategic partner. The amendments to the employment agreements therefore eliminated any partial payment of salaries if less than $1.5 million is raised in this offering. The amendment agreements do provide, however, that each officer's salary may be reduced if all executive officers' salaries are proportionately decreased due to capital constraints or because revenue is unavailable with which to pay such salaries. The amendment to the employment agreement with Mr. Claus also contains the vesting criteria for the 150,000 shares which we agreed to issue to Mr. Claus in July 2011. These criteria provide that the 150,000 shares will vest in three equal increments of 50,000 shares each upon our securing a minimum of 10,000 users through three separate strategic partnerships which are procured by us through the efforts of Mr. Claus. The shares must vest on or before December 31, 2013, subject to an exception under which an extended vesting period through December 31, 2014 will apply to any strategic partnerships that are entered into prior to December 31, 2013 and as to which at least 10,000 users are obtained in the 2014 calendar year. Any shares that remain unvested at December 31, 2013 or, in the case of the exception described above, December 31, 2014, will be cancelled and returned to us as treasury shares.

Each officer is entitled to receive an annual bonus each year that will be determined by the board of directors based on individual achievement and company performance objectives established by the board. Included in those objectives, as applicable for the responsible officer, are (i) obtaining the first strategic partner licensee for the ZenVault portal, (ii) preparation and compliance with a fiscal budget, (iii) the launch of the EMS and physician modules for the portal, and (iv) the securing of additional strategic partners as the portal's capabilities are enhanced by addition of new modules, under licensing terms approved by the board of directors.

Potential Payments Upon Termination or Change in Control

If the employment of Messrs. Botdorf, Gin, Fukuhara or Claus is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement), or a voluntary resignation, or if an officer terminates his employment for good reason, the officer in question shall be entitled to receive a lump sum severance payment equal to two times his base salary and of the continued payment of premiums for continuation of the officer's health and welfare benefits pursuant to COBRA or otherwise, for a period of two years from the date of termination, subject to earlier discontinuation if the officer is eligible for comparable coverage from a subsequent employer. All severance payments, less applicable withholding, are subject to the officer's execution and delivery of a general release of us and our subsidiaries and affiliates and each of their officers, directors, employees, agents, successors and assigns in a form acceptable to us, and a reaffirmation of the officer's continuing obligation under the propriety information and inventions agreement (or an agreement without that title, but which pertains to the officer's obligations generally, without limitation, to maintain and keep confidential all of our proprietary and confidential information, and to assign all inventions made by the officer to us, which inventions are made or conceived during the officer's employment). If the employment is terminated for cause, no severance shall be payable by us.

"Good Reason" means:

- a material reduction or change in the officer's title or job duties inconsistent with his position and his prior duties, responsibilities and requirements;
- any reduction of the officer's then-current base salary or his target bonus;
- relocation of the officer to a facility or location more than 40 miles from our current offices in Castle Rock, Colorado; or
- a material breach by ZenVault of the employment agreement.

"Cause" means:

- conviction of a felony or a crime involving fraud or moral turpitude;
- commission of theft, a material act of dishonesty or fraud, intentional falsification of employment or company records, or a criminal act that impairs the officer's ability to perform his duties;
- intentional or reckless conduct or gross negligence materially harmful to ZenVault or its successor;
- willful failure to follow lawful instructions of the board; or
- gross negligence or willful misconduct in the performance of duties.

"Change in Control" means: the occurrence of any of the following events:

i. Any person (other than persons who are employees of ZenVault at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of ZenVault representing 50% or more of the combined voting power of ZenVault's then outstanding securities. In applying the preceding sentence, (A) securities acquired directly from ZenVault or its affiliates by or for the person shall not be taken into account, and (B) an agreement to vote securities shall be disregarded unless its ultimate purpose is to cause what would otherwise be Change in Control, as reasonably determined by the board;

ii ZenVault consummates a merger, or consolidation of ZenVault with any other corporation unless: (a) the voting securities of ZenVault outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of ZenVault or such surviving entity outstanding immediately after such merger or consolidation; and (b) no person (other than persons who are employees at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of ZenVault representing 50% or more of the combined voting power of ZenVault's then outstanding securities;

iii The stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets; or

iv. The stockholders of ZenVault approve a plan or proposal for liquidation or dissolution of ZenVault.

Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of ZenVault immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of ZenVault immediately following such transaction or series of transactions.

The employment agreements also provide for the payment of a "gross-up" payment if the officer becomes entitled to certain payments and benefits and equity acceleration under his employment agreement and those payments and benefits constitute "parachute" payments under Section 280G of the Internal Revenue Code. In addition, in accordance with ZenVault's stock incentive plan, all outstanding stock options held by Messrs. Botdorf, Gin and Fukuhara (and all other option holders with grants under that plan) become fully vested in connection with a Change in Control.

Director Independence

We are not currently subject to the director independence and board committee requirements established by any other national securities exchange. Our board of directors is currently composed of three members and, on the date of this offering circular, will increase to four members as a result of Dr. Brunvand joining our board. We expect that Dr. Brunvand will not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and, therefore, he is and will be "independent" as that term is currently defined by the national securities exchanges. The other members of the board of directors are employee-directors and will not meet the definition of "independent."

We intend to add independent members to our board of directors and establish board committees in 2013 in order to demonstrate our commitment to the corporate governance standards established by the national securities exchanges. The rules of the national stock exchanges require that, subject to specified exceptions, each member of a listed company's audit, compensation, governance and nominating committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the national stock exchanges, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Committees

At such time as we have added at least two additional independent directors to our board, we intend to establish an audit committee, a compensation committee and a nominating and governance committee of the board.

Director Compensation

Commencing on Dr. Brunvand's appointment to our board of directors on the date of this offering circular, we will make monthly option grants to Dr. Brunvand to purchase 3,000 shares of our common stock. The option exercise price will be equal to the prevailing fair value of our common stock on the date of grant. The monthly option grant will be fully vested on the grant date, and the term of the option will be 10 years. We will also begin paying Dr. Brunvand a meeting fee of $750 per board meeting attended commencing after Dr. Brunvand's appointment to our board of directors.

We anticipate that non-management members added to our board of directors in 2013 will each receive an option grant at the time such persons join our board of directors, ongoing monthly option grants similar to those issued to Dr. Brunvand, and meeting fees as described above. We have paid and will pay no directors' fees and will pay no committee fees to our employee-directors, being Messrs. Botdorf, Gin and Claus. As we paid our employee-directors no directors' or committee fees and had no independent directors for the periods August 17, 2010 (inception) to December 31, 2010, and January 1, 2011 through December 31, 2011, we have not presented a table of compensation paid to directors for such periods.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors.

RELATED PARTY TRANSACTIONS AND CONFLICTS OF INTEREST

Relationships and Potential Conflicts of Interest

We have presented below a table which summarizes the nature of the relationships between us, ZeroNines, Z9 Services Group, and our officers, directors, and director nominee. This information is not intended to describe the transactions we have entered into with such entities and persons (which information follows this table), but rather is intended to provide an overview of the relationships by and among us and the listed entities and persons.

Entity or Person	Nature of Relationship to Us or Other Identified Parties
ZeroNines Technology, Inc.	Principal stockholder of ZenVault; developer and owner of software and other intellectual property, including two patents covering the method of operation of the Always Available™ business continuity platform, licensed by us to operate the ZenVault portal; parent company of Z9 Services Group, with which we contracted for the development of the ZenVault portal; together with Z9 Services Group, employer of Messrs. Botdorf, Gin and Fukuhara for time not allocated to us; agreed under the Interest Funding and Donation to Capital Agreement to deposit $30,000 in the Rescission Escrow Account on the date of this Offering Circular in order to fund interest expense payable by us if all or substantially all of the Prior Subscribers rescind
Z9 Services Group, LLC	Subsidiary of ZeroNines with which ZenVault contracted for the design and build of the ZenVault portal; employer, together with ZeroNines, of Messrs. Botdorf, Gin and Fukuhara for time not allocated to us; managing members are Messrs. Botdorf and Gin
John C. Botdorf	Executive Chairman and Acting Chief Financial Officer of ZenVault; employed part-time under employment agreement with ZenVault; co-founder of ZenVault; executive chairman of ZeroNines and managing member of Z9 Services Group, LLC; co-founder of ZeroNines; principal stockholder and option holder of ZenVault; principal stockholder of ZeroNines Technology; son of Joan Botdorf, who is a part-time administrative employee and less than 1% stockholder of ZenVault; provider of current facilities for ZenVault at no monthly rental charge
Alan S. Gin	Chief Executive Officer and director of ZenVault; employed part-time under employment agreement with ZenVault; co-founder of ZenVault; president and chief executive officer of ZeroNines; member of the board of directors of ZeroNines; co-founder of ZeroNines; managing member of Z9 Services Group; trustee of Gin Family Trust, a principal stockholder of ZenVault and a principal stockholder of ZeroNines; option holder of ZenVault
Keith T. Fukuhara	Chief Technology Officer of ZenVault; employed part-time under employment agreement with ZenVault; co-founder of Zenvault; chief technology officer of ZeroNines; member of the board of directors of ZeroNines; co-trustee with spouse of Fukuhara Family Trust, a principal stockholder of ZenVault and ZeroNines; option holder of ZenVault
Bradley J. Claus	Chief Operating Officer of ZenVault; employed part-time under employment agreement with ZenVault; member of the board of directors of ZenVault; option holder of ZenVault and holder of 150,000 shares of common stock subject to performance vesting criteria
Mark W. Brunvand	Director nominee of ZenVault; principal stockholder of ZenVault; less than 5% stockholder of ZeroNines; Prior Subscriber for Rescission Shares of ZenVault; future recipient of options and board fee for board service following date of this offering circular

The relationships described in the table above may lead to conflicts of interest between us and ZeroNines, our officers, or our directors. If an officer or director of ours is also an officer, director or shareholder of ZeroNines, it is possible that the interest of the officer or director in ZeroNines may interfere with the independent exercise of judgment by our employee or result in a conflict of interest with ZeroNines. For example, if one of our officers becomes aware of a corporate opportunity that is available and that officer is also an officer or director of ZeroNines, it is possible that the officer could be required to disclose the corporate opportunity to both us and ZeroNines unless it is clear that the corporate opportunity came to that officer in his capacity as our employee or resulted from his use of our property. If the officer is not certain that the opportunity came to him in his capacity as our employee or from use of our property, he could elect to disclose the opportunity to both us and ZeroNines out of an abundance of caution. In this event, we could encounter a conflict as to which organization – us or ZeroNines – is entitled to avail itself of that corporate opportunity.

Another example of potential conflict relates to services rendered to us by ZeroNines or Z9 Services Group. In order for our directors to comply with their fiduciary duties, our directors must approve the terms of any transactions with ZeroNines or Z9 because of the potential conflict of interest that could arise from ZeroNines being a principal stockholder of ZenVault. If ZeroNines sought to obtain contractual terms from us in the future that were not in our best interests, any directors of ours who were also affiliates of ZeroNines would need to recuse themselves from any related deliberations and abstain from any votes taken with respect to such contractual terms. Such recusals and abstentions could create conflicts with ZeroNines for us or our officers or directors who are affiliated with ZeroNines. Because of the nature and extent of the relationships between and among us, ZeroNines, Z9, and our officers, directors and director nominee, it is possible that in the future a conflict may arise that could materially harm our business, financial condition or results of operations if that conflict is not addressed promptly, equitably, and in accordance with applicable law.

Transactions with ZeroNines and Z9 Services Group

On December 15, 2010, we executed the Design and Build Contract with Z9 Services Group. Simultaneously, Z9 Services Group delivered to us the substantially completed ZenVault portal that Z9 Services Group had designed, built, tested and deployed according to the specifications in the Design and Build Contract. Under that contract, we are obligated to pay a cash price of $620,000 and issued 4,493,198 shares of our Series B Preferred Stock to ZeroNines, as assignee of Z9 Services Group. Because the Design and Build Contract did not address the ownership of the portal and the associated ZenVault intellectual property, we entered into the Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines and Z9 Services Group in August 2011 in order to memorialize our ownership of the ZenVault portal, our license rights pertaining to the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify revenue sharing arrangements between us and ZeroNines. We have filed a copy of this agreement as an exhibit to this offering circular, and refer you to that exhibit for additional information. Among other terms, the Participation Agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, effective December 15, 2010;
- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal *at www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

    - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

- if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

- for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines, and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, insurance, college/university, legal and finance applications, but subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

We intend to pay Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, a minimum of $90,000 against the cash portion of the $620,000 purchase price of the Design and Build Contract on closing of the minimum offering described in this offering circular. To the extent we raise more than the minimum proceeds, we will increase the amount paid to Z9 Services Group by $50,000 for each $100,000 in net proceeds raised in this offering until the full cash price of $620,000 is paid. Accordingly, if we raise more than $1.4 million in gross proceeds in this offering, we will pay Z9 Services Group all amounts due under the Design and Build Contract. The Participation Agreement provides that any amounts deferred and remaining unpaid at the final closing of this offering will be paid by us as soon as practicable to Z9 Services Group from (i) revenues we generate, or (ii) other sources of capital secured by us. Amounts outstanding and unpaid after June 30, 2012 will bear interest at the rate of 9% per annum until paid. There are no other interest charges, fees, or penalties payable by us under the Design and Build Contract or the Participation Agreement.

The design and development work on our portal that was performed by ZeroNines from April 2010 to August 17, 2010, the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Assuming we raise at least $1.5 million in this offering, we expect to perform internally all additional development work related to, and enhancements of, the ZenVault portal. Accordingly, we do not expect under these circumstances to contract with ZeroNines or its affiliates for any additional work to be performed on our portal in the future. If we only raise less than $1.5 million in this offering, we could request ZeroNines or Z9 Services Group to perform additional work on our portal under a mutually-acceptable deferred billing arrangement. However, we have not yet discussed such an arrangement with the board members of ZeroNines who are not on our board of directors, and therefore we do not currently know the terms under which future work might be performed on our behalf, assuming we do not have the funds available to do so internally.

The funds in the Rescission Escrow Account do not bear interest. We do not have funds with which to pay all interest due at the per-annum rate of 6% if all or substantially all of the Prior Subscribers elect to rescind their prior purchases. Therefore, in January 2012 (and as further amended in May 2012), ZeroNines entered into an Interest Funding and Donation to Capital Agreement under which it has agreed to deposit in the Rescission Escrow Account on the date of this Offering Circular a total of $30,000. This amount represents approximately 6% interest on the aggregate Purchase Price of the Rescission Shares calculated through June 30, 2012. As of April 30, 2012, the total accrued interest payable to Prior Subscribers, assuming all such Prior Subscribers elected to accept the Rescission Offer, totaled $26,638.41, which amount will increase by approximately $1,705 for each 30 days which passes after April 30, 2012. If all or a portion of such funds are not required to pay interest if all or substantially all of the Prior Subscribers do not rescind their prior purchases, the funds will remain our property and will be disbursed to us on closing of the Rescission Escrow Account. This is the case because ZeroNines agreed that such amount would be a donation to our capital under the Interest Funding and Donation to Capital Agreement.

On March 1, 2012 ZeroNines deposited $1,000 in the Rescission Escrow Account to increase the balance to $341,000. Such balance had fallen below $341,000 due to bank charges that were assessed against the account. The $1,000 deposit was credited to us under the Interest Funding and Donation to Capital Agreement, as amended in May 2012.

Transactions with Officers, Directors and Director Nominee

Each of Messrs. Botdorf, Gin, Fukuhara, Claus and Brunvand or their affiliates purchased founders' shares from us on or after our formation. The purchase price of all such shares was $.01 per share in services rendered. The following table sets forth information concerning such purchases.

Name	Number of Founders' Shares Acquired
John C. Botdorf[(1)]	477,293
Gin Family Trust[(2)]	584,116
Fukuhara Family Trust[(2)]	584,116
Bradley J. Claus[(3)]	374,660
Dr. Mark W. Brunvand[(4)]	584,116

(1) Excludes 241,619 founders' shares owned by Ruth J. Fuhr, Mr. Botdorf's former spouse, and 89,864 owned by Joan Botdorf, Mr. Botdorf's mother. Includes 30,000 founders' shares owned of record by Mr. Botdorf's minor children.

(2) Alan S. Gin is the trustee of the Gin Family Trust, and Keith T. Fukuhara and his wife are the trustees of the Fukuhara Family Trust.

(3) Includes 150,000 additional shares acquired by Mr. Claus in July 2011 that are subject to certain performance vesting criteria or forfeiture if the criteria are not achieved. Those criteria are described below.

(4) Does not reflect Dr. Brunvand's purchase of 50,000 shares of Series A Preferred Stock prior to April 22, 2011 which were gifted by him to two relatives, and which are subject to the Rescission Offer.

In August 2011, we entered into employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus.We have also granted stock options to purchase shares of our common stock to each of these officers. Please see the information beneath "Management – Executive Compensation," for a description of the (i) terms of the employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus, including the compensation that is to be paid to each of such officers, and (ii) the options we have granted and will grant to such officers.

In January 2012, we entered into agreements to amend the employment agreements with our executive officers. These agreements amended the prior employment agreements in order to provide that full monthly salaries of $13,000 payable to each of our four executive officers will commence at the earlier of (a) closing on at least $400,000 in gross proceeds pursuant to this offering, or (b) receipt of revenue from net royalties, license fees, or sublicense fees from operating the ZenVault portal or from sublicensing a private label consumer-branded portal to a strategic partner. The amendments to the employment agreements therefore eliminated any partial payment of salaries if less than $1.5 million is raised in this offering. The amendment agreements do provide, however, that each officer's salary may be reduced if all executive officers' salaries are proportionately decreased due to capital constraints or because revenue is unavailable with which to pay such salaries. The amendment to the employment agreement with Mr. Claus also contains the vesting criteria for the 150,000 shares which we agreed to issue to Mr. Claus in July 2011. These criteria provide that the 150,000 shares will vest in three equal increments of 50,000 shares each upon our securing a minimum of 10,000 users through three separate strategic partnerships which are procured by us through the efforts of Mr. Claus. The shares must vest on or before December 31, 2013, subject to an exception under which an extended vesting period through December 31, 2014 will apply to any strategic partnerships that are entered into prior to December 31, 2013 and as to which at least 10,000 users are obtained in the 2014 calendar year. Any shares that remain unvested at December 31, 2013 or, in the case of the exception described above, December 31, 2014, will be cancelled and returned to us as treasury shares.

We have adopted a policy concerning the future payment of compensation to independent directors. We have no independent directors currently, but on the date of this offering circular, Dr. Brunvand will become our first independent director. Please see "Management – Director Compensation" for a description of the compensation we will pay to our independent directors.

We currently maintain our headquarters on a rent-free basis in the residence of Mr. Botdorf. We intend to continue to maintain our offices at this location on a rent-free basis pending the completion of this offering and our receipt of at least $2.0 million in proceeds. At that time, we anticipate leasing a small office space in or adjacent to Castle Rock, Colorado from an unaffiliated third party.

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated articles of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Colorado law.

Policies and Procedures for Related Party Transactions

Our amended and restated articles of incorporation, which were filed with the Secretary of State of Colorado in April 2012 following our obtaining stockholder approval of the amendments and restatements, contain provisions concerning "conflicting interest transactions," which include contracts or transactions between the Company and a director of the Company or between the Company and an entity in which a director of the Company is a director or officer or has a financial interest. As such, these provisions apply to transactions between us and ZeroNines or Z9 Services Group. Under our amended and restated articles, these provisions state that to the fullest extent permitted by Colorado law, no conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a stockholder or by or in the right of the Company, solely because (i) the conflicting interests transaction involves a director of the Company or an entity in which a director of the Company is a director or officer or has a financial interest, or (ii) the director is present at or participates in the meeting of the Company's board of directors or of a committee of the board of directors which authorized, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose if (A) the material facts as to the director's' relationship or interest in the conflicting interest transaction are disclosed to or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, or (B) the material facts as to the director's relationship or interest in the conflicting interest transaction are disclosed or are known to the stockholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the stockholders, or (C) a conflicting interest transaction is fair as to the Company as of the time it is authorized, approved or ratified in good faith by a vote of the stockholders, or (D) a conflicting interest transaction is fair to the Company as of the date it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves, or ratifies the conflicting interest transaction.

At the times during which transactions occurred between us and ZeroNines or Z9 Services Group, our board of directors consisted of Messrs. Botdorf, Gin and a former director who held ownership interests in us and in ZeroNines. We therefore did not have any disinterested directors on our board of directors at the time of such transactions. Although we believe that the transactions were fair to us at the time our board approved and ratified the transactions, we do not have independent evidence of fairness such as appraisals or valuations with which to support our belief. Accordingly, there is a risk that transactions between us and ZeroNines or Z9 Services Group may have occurred on terms that were not as favorable to us as those we might have been able to secure from an unaffiliated third party. We believe that the extended, flexible payment terms we secured from Z9 Services Group for building the ZenVault portal would not have been obtainable from a third party, but we did not obtain contract terms from independent third parties to support this belief. Please see "Risk Factors" for further information concerning the risks related to conflicts of interest inherent in our transactions with ZeroNines and Z9 Services Group.

PRINCIPAL STOCKHOLDERS

The following table sets forth information, assuming conversion of all outstanding Series B Preferred Stock and without taking the Rescission Offer into account, with respect to beneficial ownership of our common stock as of April 30, 2012, by:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;
- each of our executive officers;
- each of our directors; and
- all executive officers and directors as a group.

Applicable percentage ownership in the table below is based on 8,836,396 shares of common stock outstanding at April 30, 2012, on an as-converted basis, and also includes the 150,000 shares of common stock issued to Mr. Claus which are subject to performance vesting criteria. The as-converted shares are comprised of 4,343,198 shares of founders' common stock and 4,493,198 shares of Series B Preferred Stock (and excludes the shares of Series A Preferred Stock subject to the Rescission Offer, as described in the opening paragraph above). The applicable percentages of ownership after the minimum and maximum offerings below assume conversion of all outstanding Series A and B Preferred Stock, and also assume the application of the equalizing provisions in the Series B Preferred Stock designation and the Founders' Agreement under which (i) if the minimum number of shares of Series A Preferred Stock is sold in this offering, the Series B Preferred Stock and the founders' common stock will each be subject to a reverse stock split such that the holders of the Series B and founders' common stock will each collectively own not more than 33% of the outstanding capital stock of ZenVault, and (ii) if the maximum number of shares of Series A Preferred Stock is sold in this offering, the Series B Preferred Stock and the founders' common stock will each be subject to a forward stock split such that the holders of the Series B and founders' common stock will each collectively own not less than 33% of the outstanding capital stock of ZenVault.

When calculating the outstanding shares on an as-converted basis, we assumed that each share of Series A Preferred Stock and each share of Series B Preferred Stock was converted into one share of common stock. Upon occurrence of a liquidation event, all of our stockholders will have the right to receive common stock or cash when electing between the liquidation preference or dividend options, with investors holding the Series A Preferred Stock having the first right of election, ZeroNines having the second right, and the founders' common stock having the third right. Please see "Description of Capital Stock" below for a more complete description of the rights and preferences of our capital stock, including the Series A Preferred Stock being offered hereby. At the time of a liquidation event, investors will receive then-current disclosure of the liquidation preference/dividend election, including how many shares may be obtained on making the election. However, as investors are not obligated to take either the liquidation preference or dividend in stock (assuming cash is the available to pay the liquidation preference or dividend), we have elected to present the share ownership numbers below without reference to any future shares issuable upon making such election.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after April 30, 2012. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days after April 30, 2012 are included for that person or group but not the stock options of any other person or group. Unless otherwise indicated and subject to any applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each stockholder listed on the table is c/o ZenVault Medical Corporation, 450 East Happy Canyon Road, Castle Rock, Colorado, 80108.

Name of Beneficial Owner[1][2]	Number of Shares Beneficially Owned on an As-Converted Basis at April 30, 2012	Percentage of Shares Beneficially Owned on an As-Converted Basis at April 30, 2012	Percentage of Shares Beneficially Owned on an As-Converted Basis After Minimum Offering[1][2]	Percentage of Shares Beneficially Owned on an As-Converted Basis After Maximum Offering[1][2]
John C. Botdorf[3]	5,660,491	58.5%	56.8%	38.3%
Alan S. Gin[4]	5,767,314	59.6	57.3	39.2
Keith T. Fukuhara[5]	5,767,314	59.6	57.3	39.2
Bradley J. Claus[6]	666,660	7.2	18.6	3.8
Mark W. Brunvand[7]	584,116	6.5	4.3	4.3
ZeroNines Technology, Inc.[8]	4,493,198	50.0	33.3	33.3
All executive officers and directors as a group (five persons)[9]	9,460,129	83.4	81.6	56.4

(1) As Messrs. Botdorf, Gin and Fukuhara are executive officers, directors and principal stockholders of ZeroNines, each such person is deemed to have beneficial ownership of the Series B Preferred Stock owned in us by ZeroNines. Accordingly, the shares beneficially owned and percentages presented for Messrs. Botdorf, Gin and Fukuhara include the 4,493,198 shares of Series B Preferred Stock (on an as-converted basis) owned by ZeroNines.

(2) In order to calculate the percentages of our capital stock owned by executive officers and directors after completion of the minimum and maximum offerings, the following example is presented using Mr. Botdorf's share ownership. The methodology presented was applied in calculating the percentages owned by each executive officer and director or director nominee after the minimum and maximum offerings, although the shares owned by ZeroNines are excluded from shares owned or deemed owned by Messrs. Claus and Brunvand, and the resulting percentages, because Messrs. Claus and Brunvand are not executive officers, directors or control persons of ZeroNines.

Mr. Botdorf's ownership percentages are derived as follows: as of April 30, 2012, Mr. Botdorf owns 477,293 shares of founders' common stock and holds 690,000 options. If only the minimum offering is sold, the ownership equalization provisions will cause all outstanding founders' common stock and the Series B Preferred Stock to be reduced via a reverse split such that only 500,000 shares of founders' common stock, 500,000 shares of Series A Preferred Stock, and 500,000 shares of Series B Preferred Stock will be outstanding. Because the stock options are not subject to the ownership equalization provisions, Mr. Botdorf will continue to hold 690,000 stock options. Thus, Mr. Botdorf's common stock, which represents 10.62% of the outstanding founders' common stock at the date hereof (not giving effect to options held by him), will represent 10.62% of the 500,000 shares of founders' common stock outstanding after the ownership equalization, meaning that Mr. Botdorf will then hold 53,100 shares of founders' common stock and 690,000 options. These numbers are summed, to which is added the 500,000 shares of stock held by ZeroNines, yielding a numerator of 1,243,100. That number is divided by 2,190,000 (all then outstanding capital stock of 1,500,000 shares plus the 690,000 options held by Mr. Botdorf), yielding the resulting percentage of 56.8% owned and deemed owned by Mr. Botdorf upon closing of the minimum offering.

If the maximum offering is sold, then Mr. Botdorf's ownership is not reduced, but instead the 477,293 shares owned by him are multiplied by 2.0475 pursuant to the ownership equalization provisions (which represents the multiplier to increase the currently outstanding 4,343,198 shares of founders' common stock and the 150,000 shares of founders' common stock issued to Mr. Claus and subject to performance vesting provisions, to equal 9,200,000 shares, which will then cause the outstanding founders' common stock and Mr. Claus' performance shares to equal the maximum shares of Series A Preferred Stock sold in this offering), yielding 954,586. That number is added to Mr. Botdorf's 690,000 outstanding options to yield 1,644,586. That sum is added to the 9,200,000 shares which will then be owned by ZeroNines pursuant to the ownership equalization provisions, yielding a numerator of 10,844,586. This is divided by 28,290,000 (being the sum of 9,200,000 shares of founders' common stock (including the performance shares issued to Mr. Claus), 9,200,000 shares of Series A Preferred Stock (on an as-converted basis), 9,200,000 shares of Series B Preferred Stock (on as as-converted basis), and 690,000 outstanding exercisable options held by Mr. Botdorf), which yields the 38.3% to be owned and deemed owned by Mr. Botdorf if the maximum offering is sold. The same methodology has been used in calculating the minimum and maximum ownership percentages of each executive officer and director after this offering, except that Messrs. Claus and Brunvand are not attributed ownership of the Series B Preferred Stock owned by ZeroNines.

(3) Includes an aggregate of 690,000 shares of common stock issuable to Mr. Botdorf by virtue of exercise of currently exercisable stock options and 30,000 founders' shares owned of record by Mr. Botdorf's minor children. Excludes 241,619 founders' shares owned by Ruth J. Fuhr, Mr. Botdorf's former spouse, and 89,864 owned by Joan Botdorf, Mr. Botdorf's mother.

(4) Includes 584,116 shares held by Mr. Gin as trustee of the Gin Family Trust, and 690,000 shares of common stock issuable to Mr. Gin on exercise of currently exercisable stock options.

(5) Includes 584,116 shares held by Mr. Fukuhara and his wife, as trustees of the Fukuhara Family Trust, and 690,000 shares of common stock issuable to Mr. Fukuhara on exercise of currently exercisable stock options.

(6) Includes 292,000 shares of common stock issuable to Mr. Claus on exercise of currently exercisable stock options and 150,000 shares of common stock subject to performance vesting criteria. For purposes of this presentation, we have assumed that the vesting criteria will be met and Mr. Claus will retain ownership of all such 150,000 shares.

(7) Dr. Brunvand is a director nominee and will become a member of the Board of Directors of ZenVault on the date of this offering circular. Excludes 50,000 shares of Series A Preferred Stock purchased by Dr. Brunvand which were gifted by Dr. Brunvand to two relatives and which are subject to the Rescission Offer.

(8) ZeroNines Technology, Inc. is a Colorado corporation formed in 2001. Messrs. Botdorf, Gin and Fukuhara are officers and directors of ZeroNines. Dr. Brunvand holds a less-than 5% ownership interest in ZeroNines.

(9) Includes those currently exercisable options described in notes (3) through (6) above, the shares beneficially owned by Dr. Brunvand, a director nominee, the shares owned by ZeroNines Technology, Inc., and the 150,000 shares issued to Mr. Claus that are subject to performance vesting criteria. The percentage of shares beneficially owned at April 30, 2012 is calculated by adding the 2,362,000 currently exercisable options held by the executive officers to the 8,836,396 shares then outstanding, together with the 150,000 shares held by Mr. Claus which are subject to performance vesting criteria. The percentage of shares owned after the minimum offering by all officers and directors as a group is calculated based on such persons owning 57.92% of the founders' common stock, which will then represent 289,600 shares of common stock out of the 500,000 shares of founders' common stock (reduced pursuant to the ownership equalization provisions), to which is added the options outstanding held by the executive officers (2,362,000) and the 500,000 shares of Series B Preferred Stock owned by ZeroNines, which is then divided by the sum of the total outstanding shares (1,500,000) and exercisable options held by the executive officers (2,362,000). Likewise, the percentage owned by all executive officers and directors as a group after the maximum offering is based on multiplying all shares owned by the executive officers and directors (2,604,931) by 2.0475, the ownership equalization multiplier, and adding to that number (5,333,596) the options held by all executive officers (2,362,000) and the 9,200,000 shares which will then be owned by ZeroNines pursuant to the ownership equalization provisions. The resulting sum (16,895,596) is divided by 29,962,000, which represents the total shares outstanding if the maximum offering is sold (27,600,000) added to the 2,362,000 currently exercisable options held by all executive officers as a group.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our articles of incorporation, as amended and restated in April 2012, and our bylaws, as amended and restated. For more detailed information, please see our amended and restated articles of incorporation and amended and restated bylaws, which have been filed as exhibits to the offering statement which includes this offering circular. You may also request a copy of these instruments from us by email. Please see "Where You Can Find Additional Information" on how to contact us for additional information. As we are not a Subchapter S corporation and this offering is not confined to a special group such as employees of ZenVault, the offering of the Series A Preferred Stock is not subject to any limitations and there are not any restrictions on resale that might apply in such circumstances.

Authorized and Issued Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our Series A and Series B Preferred Stock were initially designated in our articles of incorporation and a resolution of the board of directors of ZenVault. Those designations were updated and expanded in our amended and restated articles of incorporation filed with the Colorado Secretary of State in April 2012. We intend to issue up to 9,200,000 shares of Series A Preferred Stock in this offering, and previously issued 682,000 shares of Series A Preferred Stock to eight investors. Those shares are the subject of the Rescission Offer described elsewhere in this offering circular. We currently have 4,343,198 founders' shares of common stock outstanding (which excludes 150,000 shares issued to Mr. Claus which are subject to performance vesting criteria), and 4,493,198 shares of Series B Preferred Stock outstanding. Accordingly, on an as-converted basis, we currently have 8,836,396 shares of common stock outstanding, excluding the 150,000 shares issued to Mr. Claus which are subject to performance vesting criteria. The as-converted total assumes a voluntary conversion occurs on a one-to-one basis prior to a liquidation event, and without giving effect to a liquidation payment in stock. This also takes into account the 150,000 shares of Founders' Common Stock issued to Bradley J. Claus, one of our executive officers and directors, which are subject to cancellation if designated performance criteria are not met. The foregoing excludes the 682,000 shares of Series A Preferred Stock which are subject to the Rescission Offer.

Founders' Common Stock

As of April 30, 2012, there were 4,343,198 founders' shares outstanding held by approximately 24 stockholders of record. This number excludes 150,000 shares issued to Mr. Claus which are subject to performance vesting criteria described under "Related Party Transactions and Conflicts of Interest" above. Holders of common stock will have voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our articles of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on outstanding preferred stock, including the Series A and Series B Preferred Stock. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive *pro rata* all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation preference of any shares of preferred stock at the time outstanding. The holders of the founders' common stock will also have the right to elect between the dividend or liquidation preference which is first subject to exercise by the Series A and Series B Preferred stockholders, in that order. For further information about the order of liquidation preferences and how the proceeds of a hypothetical sale would be distributed among our stockholders, please see "Preferred Stock - *Hypothetical Illustration of Sale Distribution Proceeds*" below. If we issue in the future any additional common stock, that common stock will not have the right to elect between the dividend or liquidation preference, as this right is limited to not more than 4,493,198 shares of Founders' Common Stock.

Our common stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our articles of incorporation provide that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have 682,000 shares of Series A Preferred Stock outstanding at the date hereof, all of which are subject to the Rescission Offer. We also have 4,493,198 shares of Series B Preferred Stock outstanding at the date hereof. Although we do not currently intend to issue any additional series of preferred stock, we cannot assure you that we will not do so in the future.

Rank

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon our liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions. We are prohibited from creating a series of capital stock that ranks *pari passu* or senior to the Series A Preferred Stock or Series B Preferred Stock unless we obtain approval from at least 66⅔% of the holders of the Series A Preferred Stock and Series B Preferred Stock. However, our payment obligations under the Design and Build Contract are secured by a first lien in favor of ZeroNines that ranks ahead of the Series A Preferred Stock. In addition, we have the right to incur up to $1 million in indebtedness under a bank or institutional credit facility that can be granted rights senior to the Series A Preferred Stock. Any other credit facility, debt financing or equity financing will be subordinate in rank to the Series A Preferred Stock.

Conversion

Each share of our Series A and Series B Preferred Stock is convertible into one (1) share of our common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,000 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time. Our amended and restated articles of incorporation include provisions which provide for automatic conversion of all of our Preferred Stock in the event we complete an initial public offering or listing of our common stock on a national securities exchange, regional securities exchange, or the OTC Bulletin Board, or if following this offering we close the sale of additional equity securities or equivalents by us in which at least $5 million in gross proceeds is raised, and (i) which is priced at or above a level which, when such pricing is applied on a fully diluted basis to all equity securities and equivalents then outstanding, results in our aggregate value being equal to or more than three times our aggregate value on the date of the final closing of this offering, also calculated on a fully-diluted basis at the per-share price of $.50 per share, and (ii) which results at the time of closing of the subsequent offering in a cash distribution to each holder of the Series A Preferred Stock equal to the purchase price paid by each such holder plus the greater of (x) 25% of the purchase price paid by each such Series A Preferred stockholder to purchase such Series A Preferred stock, or (y) 10% annual rate of return on the purchase price for such Series A Preferred stock from the date of each investor's purchase to the date of the automatic conversion. For purposes of calculating the fully-diluted shares outstanding, which shall be made at the time of the subsequent offering in a manner consistent with the methodology used in calculating our value at the time of final closing of the Series A Preferred Stock offering, "equity securities and equivalents" shall include all securities which are convertible or exchangeable into our common stock, calculated on an as-converted basis (which shall include convertible debt instruments, but exclude non-convertible debt instruments); all outstanding options and warrants, if any; and all our outstanding common stock, but which shall exclude any undeclared stock dividends or shares issuable on a liquidation event that has not already occurred.

Series A Liquidation Preference or Dividend Election

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will have the right to elect within not a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, payable in cash or in common stock (the "liquidation preference option"), or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, payable in cash or a number of shares of common stock equal to the dividend amount divided by the conversion price of $.50 per share (the "dividend option").

The liquidation preference option or the dividend option, as elected, is payable separately from, but immediately following, a Series A Preferred stockholder's return of investment. In other words, the liquidation preference option or dividend option, as elected, will be paid to the Series A Preferred stockholders before any distribution takes place with respect to the Series B Preferred stockholder and the Founders' Common stockholders. The terms of the Series A Preferred Stock state that upon occurrence of a liquidation event, each Series A Preferred stockholder will:

- first receive a return of his, her or its investment (the purchase price of the Series A Preferred Stock);
- secondly receive the liquidation preference option or dividend option, as elected; and
- lastly participate, on a *pro rata*, as-converted basis, in any remaining assets available for distribution, on a *pari passu* basis with all other stockholders on an as-converted basis.

The Series B Preferred Stock and the founders' common stock are also entitled to make the same election between the liquidation preference option and the dividend option at the time of our liquidation, dissolution or winding up. However, these elections only occur after the Series A Preferred stockholders have first received both a return of their investment and the liquidation preference option or the dividend option, as elected. Thus, the Series B stockholder do not receive a return of deemed investment or the liquidation preference option or dividend option until the Series A Preferred stockholders have received both a return of their investment and the liquidation preference option or the dividend option. Likewise, the Founders Common stockholders do not receive a return of deemed investment or the liquidation preference option or dividend option until the Series A and Series B Preferred stockholders have each received, in order, a return of investment or deemed investment, and the liquidation preference option or dividend option.

Purchasers of Series A Preferred Stock in this offering will be given the opportunity to make the election between the liquidation preference or the dividend on or before the date which is the later of (i) at least 10 business days' prior to the liquidation, dissolution or winding up, or (ii) such date on which stockholders must receive advance notice under applicable state law of an event of liquidation, dissolution or winding up. We anticipate that the election form will be provided to holders of the Series A Preferred Stock with disclosure that will compare the economic effect of an election of the liquidation preference to an election of the dividend. The following are two hypothetical examples of this comparative disclosure that would be provided to a Series A Preferred stockholder if our business were wound up four years and six years, respectively, after issuance of the Series A Preferred Stock:

Illustration 1

Date of Liquidation, Dissolution or Winding Up	Hypothetical Disclosure Provided to Purchaser of 100,000 Shares of Series A Preferred Stock for Aggregate Purchase Price of $50,000
Four years after date of initial investment	On June xx, 2012, you purchased 100,000 shares of Series A Preferred Stock from ZenVault for a purchase price of $.50 per share, for a total purchase price of $50,000. As four years has now elapsed since the date of that purchase, you can either elect to receive (1) total cumulative dividends at the rate of 10% per year ($5,000 per year x 4 years), or a total of $20,000, payable in cash or common stock, or (2) a 50% premium calculated on the purchase price of your Series A Preferred Stock, which will be $25,000 ($50,000 purchase price x 50%), payable in cash or common stock. As you will receive a greater return by selecting the 50% liquidation preference premium, we recommend you select this option. However, the election is yours to make and your personal tax situation or other factors may impact which alternative you should select. We strongly urge you to consult with your personal tax advisor before making this election. If we do not have sufficient cash to pay the dividend option or liquidation preference option in cash, such amount will be paid in stock.
Six years after date of initial investment	On June xx, 2012, you purchased 100,000 shares of Series A Preferred Stock from ZenVault for a purchase price of $.50 per share, for a total purchase price of $50,000. As six years has now elapsed since the date of that purchase, you can either elect to receive (1) total cumulative dividends at the rate of 10% per year ($5,000 per year x 6 years), or a total of $30,000, payable in cash or common stock, or (2) a 50% premium calculated on the purchase price of your Series A Preferred Stock, which will be $25,000 ($50,000 purchase price x 50%), payable in cash or common stock. As you will receive a greater return by selecting the 10% annual dividend, we recommend you select this option. However, the election is yours to make and your personal tax situation or other factors may impact which alternative you should select. We strongly urge you to consult with your personal tax advisor before making this election. If we do not have sufficient cash to pay the dividend option or liquidation preference option in cash, such amount will be paid in stock.

Consistent with and using the same assumptions as those in Illustration 1 above, the illustration below outlines two hypothetical examples of the comparative disclosure that would be provided to the Series B Preferred stockholder and holders of the Founders" Common Stock if our business were wound up four years and six years, respectively, after issuance of such securities:

Illustration 2

Date of Liquidation, Dissolution or Winding Up	Hypothetical Disclosure Provided to Series B Preferred Stockholder and Holders of Founders' Common Stock
Four years after date of initial investment	On ______xx, 2010[1], you purchased 100,000 shares of [Series B Preferred][Founders' Common] Stock from ZenVault for a purchase price of $.01 per share, for a total purchase price of $1,000. As four years has now elapsed since the date of that purchase, you can either elect to receive (1) total cumulative dividends at the rate of 10% per year on your deemed investment ($5,000 per year x 4 years), or a total of $20,000, payable in cash or common stock, or (2) a 50% premium calculated on the deemed purchase price of your [Series B Preferred][Founders' Common] Stock, which will be $25,000 ($50,000 deemed purchase price x 50%), payable in cash or common stock. As you will receive a greater return by selecting the 50% liquidation preference premium, we recommend you select this option. However, the election is yours to make and your personal tax situation or other factors may impact which alternative you should select. We strongly urge you to consult with your personal tax advisor before making this election. If we do not have sufficient cash to pay the dividend option or liquidation preference option in cash, such amount will be paid in stock.
Six years after date of initial investment	On ______xx, 2010[1], you purchased 100,000 shares of [Series B Preferred][Founders' Common] Stock from ZenVault for a purchase price of $.01 per share, for a total purchase price of $1,000. As six years has now elapsed since the date of that purchase, you can either elect to receive (1) total cumulative dividends at the rate of 10% per year on your deemed investment ($5,000 per year x 6 years), or a total of $30,000, payable in cash or common stock, or (2) a 50% premium calculated on the deemed purchase price of your [Series B Preferred][Founders' Common] Stock, which will be $25,000 ($50,000 deemed purchase price x 50%), payable in cash or common stock. As you will receive a greater return by selecting the 10% annual dividend, we recommend you select this option. However, the election is yours to make and your personal tax situation or other factors may impact which alternative you should select. We strongly urge you to consult with your personal tax advisor before making this election. If we do not have sufficient cash to pay the dividend option or liquidation preference option in cash, such amount will be paid in stock.

Preferred stock that carries a "standard" liquidation preference" will normally entitle the holder to receive on liquidation, dissolution or winding up of a company an amount equal to the purchase price of the preferred stock, together with accrued and unpaid dividends. We are offering the 50% liquidation preference premium option in order to increase the return available to purchasers of the Series A Preferred Stock if we should be liquidated, dissolved or wound up within five years of the date of issuance of the Series A Preferred Stock. After more than five years has elapsed, the accrued and unpaid dividends will exceed the liquidation premium, which is why (absent tax considerations) a holder generally would select the dividend option as illustrated above.

Our amended and restated articles of incorporation specify that a "liquidation event" includes an asset sale for securities of another company, as well as a change in our control (which may include, among other transactions, a stock-for-stock exchange and/or merger with another company). In events of this nature, the liquidation preference or the dividend may not be settled in cash as we may not receive cash with which to settle either the liquidation preference or dividend, but we may receive securities which can be used to fund the elected preference or dividend option. In these circumstances, we may not have cash available to fund the liquidation preference or dividend option, but we would fund the option selected using securities we received in the asset sale, exchange or merger. If at the time of an asset sale, exchange or merger we have cash and securities available to settle the liquidation preference or dividend option selected by Series A Preferred stockholders, we will at that time provide our stockholders with updated disclosure concerning the financial impact of then choosing cash or stock in selecting the liquidation preference option or the dividend option.

If an investor for any reasons fails to make an election between the liquidation preference premium option and the dividend option at such time as we advise the investor of a liquidation event (at which time we will then be providing updated disclosure to investors concerning the two options and the resulting financial impact of selecting either option), then the default choice we will make on behalf of the non-electing investor will be that choice which will provide the greatest financial benefit to the non-electing investor. By way of example, if a liquidation event occurs four years after the date of initial investment and an investor fails to make an election between the liquidation preference premium option or the dividend option, then we will select the liquidation preference premium option on behalf of the non-electing investor because that option will return more to the investor than selecting the dividend option.

If we have sufficient cash with which to fund a cash liquidation preference or dividend payment to all Series A Preferred stockholders, including non-electing Series A Preferred stockholders, we intend to make this payment in cash, rather than stock. Because the Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' common stock, and the common stock, the distribution of net cash to the Series A Preferred stockholders will occur prior to distribution of any cash in respect of the Series B Preferred Stock, the Founders' common stock, and the common stock. In this context, "net cash" means after cash after payment of all liabilities and expenses incurred in connection with the liquidation event. The choices between cash and stock made by the Series B Preferred stockholder and the Founders, in that order, will have no impact on the Series A Preferred stockholders, including any non-electing Series A Preferred stockholders, because all Series A Preferred Stockholders are paid their liquidation preference or dividend payment in full before any liquidation preference or dividend payments are made to the holders of the Series B Preferred Stock and the Founders' common stock.

If we do not have net cash to make the liquidation preference or dividend payment because, for example, the liquidation event is a merger with another company that results in our stockholders only having the right to receive stock in the acquiror (which retains the cash we then possess following the merger), we intend to make the liquidation preference or dividend payment in stock. In this case, all Series A Preferred stockholders, including non-electing Series A Preferred stockholders, will receive stock in the acquiror in payment of the liquidation preference or dividend before any distribution of stock is made in respect of the Series B Preferred Stock, the Founders' common stock, and the common stock.

If at the time of a liquidation event we have net cash to distribute that is sufficient to fund only a part of the Series A Preferred stockholders' liquidation preference payment or dividend payment in cash, including that payable to any non-electing Series A Preferred stockholders, we will distribute available net cash pursuant to a formula under which each Series A Preferred stockholder, including each non-electing Series A Preferred stockholder, will receive a cash payment equal to the net cash received and held by us, divided by the total consideration we receive at the time of the liquidation event. For example, if at the time of a liquidation event we hypothetically received $10 million in cash and stock valued at $10 million, and we then had liabilities and expenses of $1.5 million, the Series A Preferred stockholders, including non-electing Series A Preferred stockholders, would be paid the liquidation preference premium or the dividend (whichever was elected by the stockholder or, for non-electing investors, the option which provided the greatest financial benefit to the investor, as described above) in the form of 42.5% cash (calculated by dividing $8.5 million in net cash by the total consideration received of $20 million), and 57.5% in stock. Assuming that in this example the Series A Preferred stockholders received liquidation preference or dividend payments that in the aggregate exhausted our net cash, then the Series B Preferred stockholder and the Founders' common stock would have no election to make and would be paid their liquidation preference or dividend in stock.

Hypothetical Illustration of Sale Distribution Proceeds

The Series B Preferred Stock and the founders' common stock are entitled to make the same election described above with respect to the liquidation preference or dividend option on our liquidation, dissolution, or winding up. The Series B Preferred Stock and founders common stock are then entitled to receive the same first tier capital payout as is paid to the Series A Preferred Stockholders, even though the holders of the Series B Preferred Stock and holders of the founders' common stock invested significantly less to purchase their securities than did the holders of the Series A Preferred Stock. For further information about the purchase price of the Series B Preferred Stock and the founders' common stock, see "Related Party Transactions."

The following is presented for illustration purposes only, and makes material assumptions about facts that we cannot assure you will ever occur. However, for illustration purposes only, the following table assumes that this offering is fully subscribed, and that following the final closing of this offering, we will then have 9,882,000 shares of Series A Preferred Stock outstanding and, pursuant to the ownership equalization provisions of the amended and restated articles of incorporation, we will also then have outstanding 9,882,000 shares of Series B Preferred Stock and 9,882,000 shares of founders' common stock. We also assume, for the purposes of illustration only, that we are sold in four years for a sale price of $28 million and, at the time of the hypothetical sale, we have 6,000,000 options outstanding that are exercised. In such a series of hypothetical events, the distributions to our shareholders would take place in the following order of priority and amounts:

Illustration 3

Order of Distribution and Description of Security	Hypothetical Distributions ($)	Total Proceeds ($)
Hypothetical sale price		$28,000,000
(1) Return to Series A Preferred Stock investors of aggregate investment	$4,941,000	
(2) Payment of liquidation preference to Series A investors	2,470,500	
Total payment to first be made to Series A Preferred Stock investors	7,411,500	
(3) Return to Series B Preferred stockholder of deemed investment	4,941,000	
(4) Payment to Series B Preferred Stockholder of 50% liquidation preference on deemed investment	2,470,500	
Total payment to be made to Series B stockholder after Series A total payment but before any payment to Founders' common stockholders	7,411,500	
(5) Return to Founders' common stockholders of deemed investment	4,941,000	
(6) Payment to Founders' common stockholders of 50% liquidation preference on deemed investment	2,470,500	
Total payment to be made to Founders' common stockholders after Series A and Series B total payments	7,411,500	
Subtotal of all distributions of investment, deemed investment, and liquidation preferences paid to Series A Preferred stockholders, Series B Preferred stockholder, and Founders' common stockholders, in that order		(22,234,500)
Hypothetical amount available for distribution to all stockholders (on an as-converted basis) *pro rata* from hypothetical sale after return of investment, deemed investment, and liquidation preference payments to Series A Preferred stockholders, Series B preferred stockholders, and Founders' common stockholders, in that order		$ 5,765,500

Once the payments aggregating $22,234,500 are made as illustrated above, the holders of the Series A Preferred Stock, Series B Preferred Stock, and Founders' Common Stock are treated equally on an "as-converted to common stock" basis, *i.e.*, each share of Series A Preferred Stock, Series B Preferred Stock, and Founders' Common Stock is then treated as one share of common stock for purposes of making a distribution of the remaining sale proceeds. Assuming that there were then 35,646,000 shares of common stock outstanding after taking into account the exercise of outstanding stock options and the deemed conversion into common stock of the Series A Preferred

Stock, Series B Preferred Stock, and Founders' Common Stock, then the $5,765,500 listed at the end of Illustration 2 above would be divided *pro rata* among the 35,646,000 shares (at a rate equal to $.1617 per share).

Accordingly, for a hypothetical individual investor who purchased 100,000 shares of Series A Preferred Stock from ZenVault for a purchase price of $50,000, this investor would receive on closing of the hypothetical sale (1) a return of the $50,000 investment, (2) the liquidation preference in stock or in cash equal to $25,000, and (3) his or her share of the final distribution of $.1617 per share, or $16,170. Illustration 4 below outlines this series of events as it pertains to an individual investor, based on our assumed sale for the same hypothetical proceeds outlined in Illustration 3 above.

Illustration 4

Order of Distribution and Description of Security	**Distributions ($)**
(1) Return to Series A Preferred Stock investor of investment	$ 50,000
(2) Payment of liquidation preference to Series A investor	25,000
Total payment to first be made to Series A Preferred stockholder before any payment to Series B stockholder and Founders' Common stockholders	75,000
In accordance with Illustration 2 above, after all Series A Preferred stockholders, the Series B Preferred stockholder, and the Founders' Common stockholders had received the return of their investment or deemed investment, and also received the liquidation preference (assuming that election was made by each holder in accordance with their best economic interests), the individual Series A stockholder would then receive:	
(3) Payment to Series A Preferred stockholder of $.1617 per share (on 100,000 shares owned, and calculated on the basis of 35,646,000 outstanding shares of common stock and common stock equivalents at the time of the liquidation event)	16,170
Grant total return of investment, liquidation preference, and distribution to hypothetical Series A Preferred stockholder	$ 91,170

Voting Rights

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to our common stockholders at annual or special meetings. In instances where the holders of the Series A and Series B Preferred Stock will vote as a class, each share has one vote per share of preferred stock, just as the common stockholders will have one vote per share of common stock. In order to ensure that holders of the Series A and Series B Preferred Stock will have the right to vote on all matters submitted to our common stockholders, our amended and restated articles of incorporation provide that all holders of the Preferred Stock will be entitled to vote on matters presented to our common stockholders on an as-converted basis. Therefore, in instances where holders of our Preferred Stock are not entitled to vote as a class, such holders will vote on an as-converted basis and will receive one vote for each share of Preferred Stock held. The Series A and Series B Preferred Stock do not have enhanced voting rights or multiple votes per share when voting as a class or otherwise. Consent of the holders of a majority of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Dividends

Shares of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by our board of directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of our liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by our board of directors. However, the Series B Preferred Stock and the founders' common stock have the same right to elect the dividend option or the liquidation preference as is described above (with respect to the Series A Preferred Stock), at the time of our liquidation, dissolution or winding up.

Redemption

We are not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

The Effect of the Ownership Equalization Provisions of our Articles of Incorporation

If we sell in this offering shares of Series A Preferred Stock in an amount which differs from the 4,493,198 shares of common stock now owned by our founders (and an equal 4,493,198 shares of Series B Preferred Stock now held by ZeroNines), the ownership equalization provisions of our amended articles take effect. These provisions require, for example, that if we sell the minimum of 500,000 shares of Series A Preferred Stock in this offering, our founders (as a group) and ZeroNines will each reduce their ownership to 500,000 shares of common stock and 500,000 shares of Series B Preferred Stock, respectively. Conversely, if the maximum offering is sold, the shares held by our founders (as a group) and ZeroNines will automatically adjust to 9,200,000 shares each, a number equal to the maximum shares we are offering. (The foregoing does not take into account the shares subject to the Rescission Offer. If the Prior Subscribers did not elect to rescind, the total outstanding shares of Series A Preferred Stock would equal 9,882,000 shares, and the founders' common stock and Series B Preferred Stock would each adjust to an equal amount.)

The ownership equalization provisions do not, however, apply to issued stock options, including the 2,362,000 options outstanding at April 30, 2012 that are held by our executive officers, or the 740,000 options held by non-executive officers, employees, and independent contractors. Accordingly, if only the minimum offering is sold hereunder, the exercisable stock options held by our executive officers will remain at 2,362,000 options (and will increase each month by 57,000 options after April 30, 3012) even though the founders' common stock held by our executive officers, directors and other founding shareholders (as well as the Series B Preferred Stock held by ZeroNines) will decrease substantially due to the operation of the ownership equalization provisions. The impact of the 2,362,000 outstanding stock options will be significant if only the minimum number of shares is sold in this offering, as illustrated below.

For example, if only the minimum offering of 500,000 shares of Series A Preferred Stock is sold in this offering, our total founders' common stock will be reduced to 500,000 shares to equal the shares sold in this offering. Likewise, the Series B Preferred Stock owned by ZeroNines will be reduced to 500,000 shares pursuant to the ownership equalization provisions. Thus, our total capital stock outstanding if only the minimum offering is sold would total 1,500,000 shares. Our executive officers and directors now own 57.92% of our outstanding founders' common stock (without considering stock options and the holdings of ZeroNines), meaning that the holdings of our executive officers and directors will be reduced to 289,600 shares of founders' common stock (approximately 19.3% of our then outstanding capital stock on an as-converted basis) if only the minimum offering is sold. However, when the effect of the 2,362,000 options and the ownership of ZeroNines is taken into account, our executive officers and directors will beneficially own 81.6% of our outstanding capital stock on an as-exercised basis following sale of the minimum offering. This concentrated control assures that our executive officers and directors, a majority of whom are also executive officers, directors and principal stockholders of ZeroNines will, if acting in concert with ZeroNines, be able to control all matters submitted to our stockholders for approval, including the election of directors or significant corporate transactions such as an acquisition or the sale of our company. As the number of shares sold in excess of the minimum offering increases, the stock options have a decreased impact on the percentage of us controlled by our executive officers and directors.

The following table illustrates the impact of the ownership equalization provisions and outstanding stock options on our control, assuming this offering is closed at various assumed amounts and assuming exercise of the 2,362,000 options held by our executive officers and directors at April 30, 2012:

Closing offering amounts:	Series A Preferred Stock Outstanding	Series B Preferred Stock Outstanding Based on Ownership Equalization	Total Founders' Common Stock Outstanding Based on Ownership Equalization	Options Held by Executive Officers and Directors at 4/30/12	Combined Voting Power of Executive Officers and Directors Assuming Exercise of Options
Minimum offering	500,000	500,000	500,000	2,362,000	81.6%
Gross proceeds of $825,000	1,650,000	1,650,000	1,650,000	2,362,000	67.9%
Gross proceeds of $1.85 million	3,700,000	3,700,000	3,700,000	2,362,000	60.9%
Gross proceeds of $3.0 million	6,000,000	6,000,000	6,000,000	2,362,000	58.1%
Maximum offering	9,200,000	9,200,000	9,200,000	2,362,000	56.4%
Maximum offering assuming all Prior Subscribers reject Rescission Offer	9,882,000	9,882,000	9,882,000	2,362,000	56.1%

Certain Anti-takeover Provisions of our Articles of Incorporation and By-Laws

Staggered board of directors

Our articles of incorporation and by-laws provide that our board of directors will be classified into three classes of directors of approximately equal size at a date selected by the board. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Shareholder action; special meeting of stockholders

Our articles of incorporation provide that following an underwritten offering, our stockholders may not take any action by written consent, but only take action at duly called annual or special meetings of stockholders. Our by-laws further provide that special meetings of our stockholders may be only called by our board of directors with a majority vote of our board of directors, by our chief executive officer or our chairman.

Advance notice requirements for stockholder proposals and director nominations

Our by-laws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a shareholder's notice needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders. For the 2012 annual meeting of stockholders, a shareholder's notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our by-laws also specify certain requirements as to the form and content of a stockholders' meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of directors

Our articles of incorporation provides that a director on our board of directors may be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

Limitation on liability and indemnification of directors and officers

Our articles of incorporation and by-laws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Colorado law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our articles of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Our by-laws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Colorado law would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers where indemnification by us would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Equity Compensation Plan Information

Our 2010 stock and option award plan provides for the reservation of 8,000,000 shares of common stock that are available for future issuance under restricted stock awards, options, and other equity awards. The plan permits grants of equity awards to employees, directors and consultants. The following table displays equity compensation plan information as of April 30, 2012.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	3,102,000	$.01	4,898,000
Equity compensation plans not approved by security holders	—	—	
Total	3,102,000	$.01	4,898,000

Amendment of the ZenVault Bylaws

Under our articles of incorporation, the board of directors is expressly authorized to amend, alter, change or repeal our bylaws. The stockholders also have the ability to amend, alter, change or repeal our bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the stockholders to amend the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the board of directors, and the procedures required to amend our bylaws.

PLAN OF DISTRIBUTION

We are offering up to 9,200,000 shares of our Series A Preferred Stock on a "best efforts" basis directly through our officers and directors, who will not receive any commissions or other remuneration of any kind for selling shares in this offering, other than reimbursement of offering expenses incurred by them. The minimum offering consists of 500,000 shares of Preferred Stock, and the maximum offering is 9,200,000 shares of Preferred Stock. The Preferred Stock is being offered at the fixed price of $0.50 per share. This offering will commence promptly following the date of this offering statement and will continue until the earlier of (i) 9,200,000 shares are sold, or (ii) February 28, 2013, unless we elect to earlier cease selling efforts. This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares of Preferred Stock offered. We may sell shares from time to time in one or more transactions directly by us or, alternatively, we may offer the shares through finders or broker-dealers, who may receive compensation in the form of commissions. For introductions to investors made by finders or broker-dealers, we may pay a cash commission of up to 10% of the gross proceeds of such sales. We have not engaged any finders or broker-dealers at the date hereof. If we do so, we will amend or supplement this offering circular to identify the finders or broker-dealers we retain and disclose the compensation each will receive, which will be up to 10% of the gross proceeds. Any broker, dealer or sales agent that participates in the distribution of shares may be deemed to be an underwriter, and any profits on the sale of the shares by any such broker, dealer or sales agent and any commissions and fees received by any such broker, dealer or sales agent may be deemed to be underwriting compensation under the Securities Act.

The shares may not be offered or sold in certain jurisdictions unless the offering and sale comply with the applicable securities laws of such jurisdictions by exemption, qualification or otherwise. We intend to sell the shares only in the states in which this offering has been qualified or an exemption from registration is available, and purchases of shares may be made only in those states. To comply with the securities laws of certain jurisdictions, as applicable, the shares may be required to be offered and sold only through registered or licensed brokers or dealers. If such registered or licensed brokers or dealers are engaged, the total commission and fees paid to such brokers and dealers in connection with the sale of shares will not exceed 10% of the selling price of the shares.

In connection with their selling efforts in the offering, our officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, but rather will rely upon the "safe harbor" provisions of Rule 3a4-1 under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer's securities. The conditions to obtaining this exemption include the following:

- None of the selling persons are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of participation;
- None of the selling persons are compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
- None of the selling persons are, at the time of participation, an associated person of a broker or dealer; and
- All of the selling persons meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform or are intending primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities, and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and (C) do not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on this rule.

Mr. Claus is a registered representative with Transamerica Financial Advisors, Inc. Accordingly, Mr. Claus is not eligible to rely on the exemption afforded by Rule 3a4-1 of the Exchange Act. Messrs. Botdorf, Gin and Fukuhara are our officers and directors through which the Series A Preferred Stock may be offered in reliance on the exemption afforded by Rule 3a4-1.

We reserve the right to withdraw, cancel or modify this offer and to accept or reject any subscription in whole or in part, for any reason or for no reason. Our officers and directors will not purchase shares in this offering including, but not limited to, purchases of shares in order to reach the minimum offering amount. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately to the subscriber by the Escrow Agent or, if the subscription was sent to us, by ZenVault, without interest or deduction. Accepted subscriptions will be deposited into the escrow account at U.S. Bank, N.A., which is the Escrow Agent.

Once collected funds exceed the $250,000 minimum, we will close on the minimum offering or on such higher amount as is then collected and in the escrow account. Subscriptions will thereafter be accepted on a rolling basis and closings will thereafter periodically occur on notice from us to the Escrow Agent, which notice will indicate the date on which shares of Preferred Stock will be delivered to investors and proceeds from such sales become releasable to us. Certificates will be sent to the address supplied in the investor subscription agreement by certified mail.

The offering will continue until February 28, 2013. In the event the minimum offering has not been subscribed by February 28, 2013, subscribers will receive a prompt refund of their subscription payments, in accordance with Rule 10b-9 of the Exchange Act.

Sales Material and "Test the Waters" Material

We have not utilized any sales material that is required to be filed with the SEC by virtue of Rule 256, and have used no written document or broadcast script that is authorized by Rule 254.

State Filings

We are completing state filings in order to make sales of the Preferred Stock in Colorado, California, Arizona and Michigan. We may make filings in additional states as the offering proceeds. If we do so, we will amend the or supplement this offering circular to reflect the additional states in which sales may be made. State file numbers will be provided upon request to subscribers.

Determination of Offering Price

Prior to this offering, there was no public market for our Preferred Stock. Because we did not engage an underwriter for this offering, the offering price of the Preferred Stock was not the subject of negotiations between us and an investment banking firm. While our management team considered our current financial condition, our future prospects and those of the industry in which we intend to operate, and our limited history in setting the offering price, our management team was not disinterested or independent when it established the offering price. Because our management team did not engage in an analysis of current market valuations of publicly-traded companies considered comparable to our company and did not engage the services of an investment banking firm, the offering price of the Preferred Stock may be considered to be more arbitrary than if the price had been established based on comparable companies or through negotiations with an investment banking firm.

LEGAL MATTERS

The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for us by Richardson & Patel, LLP, Los Angeles, California. A lawyer who is of counsel to Richardson & Patel, LLP owns 216,261 founders' shares, and Richardson & Patel, LLP holds 72,087 founders' shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the shares of Preferred Stock being offered. The exhibits to the offering statement contain additional relevant information about us and our Preferred Stock. For further information about us and our Preferred Stock, you may inspect a copy of the offering statement and the exhibits to the offering statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the offering statement and the exhibits to the offering statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of prescribed fees.

INDEX TO FINANCIAL STATEMENTS

ZERONINES ASSETS SOLD

	Page
Unaudited Financial Statements as of and for the Period Ended August 16, 2010:	
Balance Sheet	F-2
Statements of Contribution From Parent	F-3
Statement of Operations	F-4
Statements of Cash Flows	F-5
Notes to Financial Statements	F-6

ZENVAULT MEDICAL CORPORATION

(A Development Stage Company)

Unaudited Financial Statements as of and for the Year Ended December 31, 2011 and as of December 31, 2010, and for the Period from inception (August 17, 2010) to December 31, 2010

	Page
Balance Sheet	F-10
Statements of Operations and Changes in Accumulated Deficit	F-11
Statement of Stockholders' Equity	F-12
Statements of Cash Flows	F-13
Notes to Financial Statements	F-14

ZERONINES ASSETS SOLD

Balance Sheet (Unaudited)
As Of August 16, 2010

	August 16, 2010
TOTAL ASSETS	$ 0
LIABILITIES AND CONTRIBUTION FROM PARENT	
Liabilities	
Accrued liabilities	0
Total Liabilities	0
Contribution From Parent	
Contribution from parent	88,059
Deficit accumulated	(88,059)
Net Contribution From Parent	0
TOTAL LIABILITIES AND CONTRIBUTIONS FROM PARENT	$ 0

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Contribution From Parent
For The Period From May 1, 2010 Through August 16, 2010

	Contribution From Parent	Accumulated Deficit	Total Net Assets
Balance - May 1, 2010	$ 0	$ 0	$ 0
Contribution from parent	88,059		88,059
Net loss	0	(88,059)	(88,059)
Balance - August 16, 2010	$ 88,059	$ (88,059)	$ 0

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Operations
For The Period From May 1, 2010 Through August 16, 2010

	Period From May 1, 2010 Through August 16, 2010
Revenue	$ 0
Expenses:	
Research and development	88,059
Total Expenses	88,059
Other Income (Expense):	
Interest income	0
Total Other Income (Expense)	0
Net (Loss)	$ (88,059)

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Cash Flows
For The Period From May 1, 2010 Through August 16, 2010

		Period From May 1, 2010 Through August 16, 2010
Cash flows from operating activities:		
Net (loss)	$	(88,059)
Net cash used in operating activities		(88,059)
Cash used in investing activities:		
Sales of preferred stock - Series A		88,059
Net cash used in investing activities		88,059
Net change in cash and cash equivalents		0
Cash and cash equivalents beginning of period		0
Cash and cash equivalents at end of period	$	0

The accompanying notes are an integral part of the financial statements.

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(1) Summary Of Significant Accounting Policies

Business And Basis Of Financial Statement Presentation

The carve out financial statements present the pre-formation expenses incurred by ZeroNines Technology Inc, ("ZeroNines") that are attributable to the ZenVault Medical Corporation ("ZenVault") portal for the period May 1, 2010, to August 16, 2010, the date immediately prior to ZenVault's formation. The financial information for the ZeroNines Assets Sold before ZenVault's formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Basis Of Presentation

Historically, financial statements have not been prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The accompanying carve-out financial statements present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold for purposes of complying with the rules and regulations of the Securities and Exchange Commission. These statements include only those assets, liabilities and related operations of the ZeroNines Assets Sold and exclude all other assets, liabilities and operations of ZeroNines. The accompanying carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within the books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred as compared to the expenses incurred for ZeroNines other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare these carve-out financial statements, they may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial positions would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the periods presented. These financial statements do not include a carve-out for cash as the operations have historically been funded by ZeroNines.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of

---

the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Evaluation Of Subsequent Events

ZeroNines has performed an evaluation of subsequent events through August 31, 2011, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

(2) **Related Party Agreement**

On December 15, 2010, Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9) entered into a design and build contract with ZenVault. The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

> At such time as ZenVault has closed on the minimum offering, ZenVault will pay to ZeroNines at least 50% of the net proceeds received by ZenVault from the offering. Thereafter, as closings of the offering take place from time to time, ZenVault will pay to ZeroNines an amount equal to 50% of the net proceeds received by ZenVault at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to ZeroNines. Once ZeroNines has been paid $620,000, together with any interest accruing after June 30, 2012, ZenVault's obligation to ZeroNines under the design and build contract will be satisfied and ZenVault's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from ZenVault to ZeroNines, it being acknowledged and agreed by the parties that the assets being purchased by ZenVault include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by Zenvault will be paid to ZeroNines if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of ZenVault's Series B Preferred Stock, at five and one-half cents (.055) per share totaling $247,210, which approximates historical cost basis. As of June 30, 2011, ZeroNines owns and controls

---

4,493,198 Series B Preferred Stock Shares of ZenVault representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of ZeroNines also own and control 2,576,056 common shares of ZenVault representing 64.33% of the issued and outstanding Common Stock as of June 30, 2011.

Additionally, as discussed in Note 3, in August 2011, an Asset Purchase, License and Revenue Participation Agreement was entered into between ZenVault and ZeroNines.

(3) **Subsequent Event**

In August 2011, ZeroNines entered into an Asset Purchase, License and Revenue Participation Agreement (the "Agreement") with ZenVault. The Agreement was intended to clarify ZenVault's ownership rights to the ZenVault portal, describe fully the extent of the ZenVault license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify ZenVault's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to ZenVault of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the Zenvault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. ZenVault was granted a 30-year license from ZeroNines under which ZenVault has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

  -if ZeroNines is to host the private labeled portal, ZenVault and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

-if ZeroNines is not hosting the private labeled portal, ZenVault and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

-for revenue derived from the ZenVault portal itself, Zenvault and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by ZenVault (if ZenVault hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to ZenVault or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by ZenVault, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with ZenVault in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Balance Sheets (Unaudited)
As Of December 31, 2011 And December 31, 2010

ASSETS	December 31, 2011	Restated December 31, 2010
Current Assets:		
Cash	$ 827	$ 0
Deferred offering costs	110,183	0
Total Current Assetes	111,010	0
Non-Current Assets:		
Cash in escrow - restricted	340,000	115,910
Software technology - PHR Portal, net of accumulated amortization of $24,721 and $0, respectively	222,489	247,210
Deferred income tax benefit, net	0	0
Total Non-Current Assets	562,489	363,120
TOTAL ASSETS	$ 673,499	$ 363,120
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 107,300	$ 0
Total Liabilities	107,300	0
Cumulative preferred stock - Series A, subject to rescission offer (Notes 7 and 15), par value $.50 per share; authorized 20,000,000 shares issued and outstanding 682,000 shares	341,000	116,000
Stockholders' Equity:		
Cumulative preferred stock - Series B, par value $.055 per share; authorized 10,000,000 and issued and outstanding 4,493,198 shares	247,210	247,210
Common stock - no par value; authorized 50,000,000 shares, issued and outstanding 4,343,198 and 4,004,219 shares, respectively	43,431	40,042
Additional paid-in capital	281,400	195,000
Accumulated deficit	(346,842)	(235,132)
Total Stockholders' Equity	225,199	247,120
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 673,499	$ 363,120

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statements Of Operations And Changes In Accumulated Deficit (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through December 31, 2011, For The Year Ended December 31, 2011, And For The Period From Inception (August 17, 2010) To December 31, 2010

	Cumulative During Development Stage	For The Year Ended December 31, 2011	Restated From Inception (August 17, 2010), to December 31, 2010
Income:			
Subscription income	$ 418	$ 418	$ 0
Expenses:			
Compensation	321,442	86,400	235,042
Amortization expense	24,721	24,721	0
Contract services	300	300	0
Office expense	603	603	0
Merchant fees	786	786	0
Contribution expense	206	206	0
Bank charges	365	120	245
Total Expenses	348,423	113,136	235,287
Other Income (Expense):			
Interest income	1,163	1,008	155
Total Other Income (Expense)	1,163	1,008	155
Net (Loss)	(346,842)	(111,710)	(235,132)
Accumulated Deficit, Beginning Of Period	0	(235,132)	0
Accumulated Deficit, End Of Period	$ (346,842)	$ (346,842)	$ (235,132)
Loss Per Share:			
Basic and diluted *	$ (0.08)	$ (0.03)	$ (0.06)

* Options on common stock were not included in computing earnings per share because their effects were antidilutive.

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statements Of Cash Flows (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through December 31, 2011, For The Year Ended December 31, 2011, And For The Period From Inception (August 17, 2010) To December 31, 2010

	Cumulative During Development Stage	2011	Restated From Inception (August 17, 2010), to December 31, 2010
Net (Loss)	$ (346,842)	$ (111,710)	$ (235,132)
Adjustments to reconcile net (loss) to net cash provided by operating activities:			
Amortization expense	24,721	24,721	0
Stock option granted	281,400	86,400	195,000
Issuance of common stock to founders for service	43,225	3,183	40,042
Contribution of common stock	206	206	0
(Increase) in deferred offering costs	(110,183)	(110,183)	0
Increase in accounts payable	107,300	107,300	0
Net cash (used in) operating activities	(173)	(83)	(90)
Cash flows from financing activities:			
Sales of preferred stock - Series A	341,000	225,000	116,000
Net cash provided by financing activities	341,000	225,000	116,000
Net increase in cash	340,827	224,917	115,910
Cash, Beginning Of Period	0	115,910	0
CASH, END OF PERIOD	$ 340,827	$ 340,827	$ 115,910

Supplemental Cash Flow Information:

On November 14, 2010, 4,493,198 shares of preferred stock was exchanged for technology in the amount of $247,210. (See Note 13)

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)
Statements Of Stockholders' Equity (Unaudited)

For The Period From Inception (August 17, 2010) Through December 31, 2010 (Restated)
And For The Year Ended December 31, 2011

		Series B Cumulative Preferred Stock					
	Date of Transaction	Number of Shares	$.055 Par Value	Number of Shares	Common Stock No Par Value	Additional Paid-In Capital	Deficit Accumulated During the Deveopment Stage
Sale of preferred stock for cash	8/17/2010		$		$	$	$
Issued stock to founders	8/17/2010			4,004,219	40,042		
Granting of stock options	10/1/2010					195,000	
Sale of preferred stock for cash	11/10/2010						
Sale of preferred stock for cash	11/14/2010						
Exchange of stock for technology	12/15/2010	4,493,198	247,210				
Net loss for the period from August 1, 2010 through December 31, 2010							(235,132)
Balance, December 31, 2010		4,493,198	247,210	4,004,219	40,042	195,000	(235,132)
Granting of stock options	1/1/2011					7,200	
Sale of preferred stock for cash	1/25/2011						
Sale of preferred stock for cash	2/1/2011						
Granting of stock options	2/1/2011					7,200	
Sale of preferred stock for cash	2/18/2011						
Granting of stock options	3/1/2011					7,200	
Sale of preferred stock for cash	4/1/2011						
Granting of stock options	4/1/2011					7,200	
Sale of preferred stock for cash	4/4/2011						
Sale of preferred stock for cash	4/15/2011						
Granting of stock options	5/1/2011					7,200	
Granting of stock options	6/1/2011					7,200	
Granting of stock options	7/1/2011					7,200	
Issued stock to founders	7/22/2011			338,349	3,383		
Granting of stock options	8/1/2011					7,200	
Granting of stock options	9/1/2011					7,200	
Granting of stock options	10/1/2011					7,200	
Granting of stock options	11/1/2011					7,200	
Granting of stock options	12/1/2011					7,200	
Re-contributed founders stock	12/31/2011			(20,000)	(200)		
Donated stock to non-profit organization				20,630	206		
Net loss for the year ended December 31, 2011							(111,710)
Balance, December 31, 2011		4,493,198	$ 247,210	4,343,198	$ 43,431	$ 281,400	$ (346,842)

The accompanying notes are an integral part of the financial statements.

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(1) Nature Of The Organization

ZenVault (hereinafter "the Company") was organized on August 17, 2010, as a Colorado corporation. The purpose of the Company is to design, deploy and launch a personal health records (PHR) portal to allow the consuming public to manage, store, and protect their personal health care records in a secure and available electronic environment. The Company is pursuing an offering to raise up to $4,600,000 through the issuance of up to $9,200,000 shares of Series A Preferred stock at $.50 per share. (See Note 7 Series A Preferred Stock Offering).

(2) Summary Of Significant Accounting Policies

Method Of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash And Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturity of three months or less to be cash equivalents.

Deferred Offering Costs

Deferred offering costs, which consist of legal and accounting fees are reflected as an asset until the offering is completed.

Software Technology

As of July 1, 2011, the PHR portal was completed and put into service. The PHR portal is being amortized over its estimated useful live of 5 years. Capitalized costs associated with the PHR portal consist of payroll and related costs of shared officers and employees of ZeroNines and the Company,

---

including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred on the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. Total estimated actual cost capitalized through December 31, 2011, was $247,210 (see Note 13 Related Party Agreement).

Revenue Recognition

Revenues from subscriptions are recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, © the price is fixed or determinable, and (d) collectability is reasonably assured.

Cumulative Preferred Stock - Series A, Subject To Rescission Offer

The Company follows Accounting Series Release (ASR 268), *Presentation in Financial Statements of Redeemable Preferred Stocks*. ASR 268 requires securities with contingent cash settlement provisions, which are not solely in the control of the issuer, without regard to probability of occurrence to be classified outside of stockholders' equity. The Cumulative Preferred Stock - Series A, which are subject to the rescission offer, has a contingent cash settlement provision. While the Company believes the possibility of the stockholders' accepting the rescission offer is remote, such event is not solely in the control of the Company. In accordance with ASR 268, the Company has reclassified $341,000 and $116,000 as of December 31, 2011 and 2010, respectively, from stockholders' equity to "Cumulative preferred stock - Series A, subject to rescission offer" outside of stockholders' equity. Such transaction will be reclassified back into stockholders' equity in future periods when the rescission offer period has closed and stockholders have refused to accept the rescission offer.

Evaluation Of Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2012, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

(3) Development Stage Company

ZenVault is an operating company with no prior operating history, no revenues and a short history of development operations. The Company faces numerous challenges in the pursuit of its business strategy including the raising of adequate working capital, and the expenses associated with the ordinary commencement of commercial operations. The Company faces numerous uncertainties within a competitive market for its services including government regulation and rapid change within the software and computer industry. The market for similar products and services is highly competitive and the barriers to entry may be difficult to overcome even with sufficient capital. The Company expects competition to intensify. There can be no assurance that the Company will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices the Company charges for products and services, will not affect the Company's business.

(4) Concentrations Of Credit Risk

The Company's cash escrow deposits are held at financial institutions at which deposits are insured by the FDIC. As of December 31, 2011, the Company had no uninsured balances.

(5) Deferred Income Tax Asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2011, and December 31, 2010, are as follows:

	December 30, 2011	December 31, 2010
Net operating loss carryforward	$ 24,475	$ 15,009
Stock options	105,244	72,930
	129,719	87,939
Less: valuation allowance	(129,719)	(87,939)
Net deferred tax assets	$ 0	$ 0

The future expiration date of the net operating loss carryforward is as follows:

Expiration date	Amount
December 31, 2030	$ 40,132
December 31, 2031	25,310
	$ 65,442

The Company follows *Accounting for Uncertainty in Income Taxes* accounting standard, which requires the Company to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming the tax position is examined by the appropriate taxing authority that has knowledge of all relevant information. During the year ended December 31, 2011, and the period ended December 31, 2010, the Company's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition. A valuation allowance has been established based upon, among other factors, historical operations, and industry conditions. During the year ended December 31, 2011, and initial period ended December 31, 2010, the change in valuation allowance amounted to $41,780 and $87,939, respectively.

(6) Commissions

The Company may sell shares from time to time in one or more transactions directly by the Company or through brokers or sales agents who may receive compensation in the form of commissions or fees. For introductions to investors made by brokers or sales agents, the Company will pay a cash commission of 10% of the gross proceeds of such sales. The Company has not entered into any formal or written agreements.

(7) Series A Preferred Stock Offering

The Company is pursuing an exempt Offering of its Series A Convertible Preferred Stock pursuant Regulation A Conditional Small Issues Exemption for Registration under the Securities Act of 1933, as amended. Under the terms of this Offering the Company seeks to raise $250,000 as a minimum and $4,600,000 as a maximum through the issuance of 500,000 and 9,200,000 shares, respectively. The Company expects to net approximately $4,050,000 upon completion of this Offering assuming the maximum issuance. Generally, the net proceeds will be used to pay $620,000 for the construction of its PHR portal. The remaining proceeds are expected to be used for working capital and operational expenses. Under the terms of the Offering, the Series A investors have a collar formula in place that stipulates that the Series A Investors will own the same percentage of the Company as the Series B shareholder and the common shareholders upon the closing of the Offering. Accordingly, if the maximum offering is not realized, for example, the common shareholders would be subject to a reverse stock split to cause their shares to be equal to the Series A and B. Conversely, if the Maximum Offering is realized, the common shareholders would benefit from a forward stock split sufficient to cause their shares as a group to equal the share count of the Series A and B as a group.

As of April 15, 2011, the Company had issued 682,000 shares of its Series A Preferred Stock at $.50 per share totaling $341,000. These funds are being held in a restricted escrow account established by the Company pending completion of a rescission offer (See Note 15).

(8) Issuance Of Founders' Common Stock

Upon the formation of the Company, the Board of Directors authorized up to 50,000,000 common shares that have unlimited voting rights and are entitled to receive the net assets of the Company upon a dissolution. The common shares are stated at no par value, and the shares do not permit cumulative voting. On October 1, 2010, the Board of Directors authorized and caused to be issued 4,004,219 shares of its common stock at $.01 per share for a total of $40,042, which was reflected as compensation during the initial period ended December 31, 2010. The entire issuance was in exchange for start-up services provided by the Company's Founders. During the year ended December 31, 2011, the Company issued an additional 338,348 of its common stock at $0.01 per share for a total of $3,383, in which $300 was reflected as contract services, $206 as contribution expense and $2,883 as deferred offering costs. On December 31, 2011, 20,000 shares of original founders' stock was contributed back to the Company. On December 31, 2011, the Company donated these shares plus an additional 630 shares to a non-profit organization.

Additionally, in July, 2011, the Company authorized 150,000 shares of founders' common stock to an employee which is subject to performance vesting criteria as outlined in the employment agreement. The shares must vest on or before December 31, 2013, subject to an exception under which an extended vesting period through December 31, 2014, will apply to any strategic partnerships that are entered into prior to December 31, 2013, and as to which at least 10,000 users are obtained in the 2014 calendar year. Any shares that remain unvested as of December 31, 2013, or, in the case of the exception described above, December 31, 2014, will be cancelled and returned to the Company as treasury shares. As of December 31, 2011, none of these shares were earned. Since these shares are considered contingently issuable shares, none of these shares are reflected in the financial statements as of December 31, 2011.

(9) Convertible Preferred Stock Series A And Series B

The Company's certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Company certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions.

Each share of the Series A and Series B Preferred Stock is convertible into one share of common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,00 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time.

In the event of the Company's liquidation, dissolution, or winding up, Series A Preferred Stock shareholders will have the right to elect within a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, payable in cash or in common stock or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, which will be convertible into common stock at the conversion price of $.50 per share. The Series B Preferred Stock is also entitled to a 50% liquidation preference over the shares of founders' common stock at the time of the Company's liquidation, dissolution or winding up.

Purchasers of Series A Preferred Stock in this offering will be given the opportunity to make the election between the liquidation preference or the dividend on or before the date which is the later of (1) at least 10 business days' prior to the liquidation, dissolution or winding up, or (2) such date on which the stockholders must receive advance notice under applicable state law of an event of liquidation, dissolution or winding up.

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to the common stockholders at annual or special meetings. In such instances, holders of the Series A and Series B Preferred Stock will have one vote per share of the preferred stock, just as the common stockholders will have one vote per share of the common stock. Accordingly, the Series A and Series B Preferred Stock do not have enhanced voting rights or multiple votes pers share when voting as a class. Consent of the majority holders of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Share of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by the Board of Directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of the Company's liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by the Board of Directors.

The Company is not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

(10) Stock Option Plan

The Company has adopted a stock-based compensation plan (the "Plan") consisting of Incentive Stock Options within the meaning of code section 422(b) of the Internal Revenue Code and Non-Qualified Stock Options. Under the Plan, the Company may grant options up to eight million shares of its common stock. The exercise of each option is equal to the market price of the Company's stock on the date of grant. The maximum term of the options is six years from the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

Assumption	ISO Plan	NSO Plan
Dividend yield	N/A	0%
Risk-free interest rate	N/A	.99% -2.24%
Expected life	N/A	5 years
Expected volatility	N/A	0%

Compensation cost charged to operations was $86,400 in 2011, and $195,000 in 2010.

During 2010, the Board of Directors granted 1,950,000 non-qualified stock options shares to the initial founders' group. Additionally, during 2011, the Board of Directors granted 72,000 non-qualified stock option shares per month to the initial founders' group for continuing services rendered. The Board of Directors determined the fair value of these stock options to be approximately $.10 as of the date of grant. The options granted are fully vested. The stock options will expire on December 31, 2016.

Following is a summary of the status of the stock option based plan:

	ISO Plan		NSO Plan	
Outstanding as of 1/1/10				
Granted			1,950,000	$ 195,000
Exercised				
Forfeited				
Outstanding as of 12/31/10	-	-	1,950,000	$ 195,000
Granted			864,000	86,400
Exercised				
Forfeited				
Options exercisable as of 10/31/11	-	-	2,814,000	$ 281,400
Weighted average fair value of options granted during 2010	$ -		$ 195,000	
Weighted average fair value of options granted during 2011	$ -		$ 86,400	

(11) Earnings Per Share

The following data show the amounts used in computing earnings per share:

	Cumulative During Development Stage	December 31, 2011	December 31, 2010
Net (loss)	$ (346,302)	$(111,170)	$(235,132)
Less: preferred dividends	0	0	0
Income available to common stockholders used in basic earnings per share	$ (346,302)	$(111,170)	$(235,132)
Weighted average number of common shares used in basic earnings per share	4,104,957	4,142,493	4,004,219

Options on 2,814,000 shares and 1,950,000 shares as of December 31, 2011 and 2010, respectively, of common stock were not included in computing diluted earnings per share because their effects were antidilutive.

(12) Employment Agreements

In August 2011, the Company entered into employment agreements with five of its officers. Generally these employment agreements have an initial term ending July 31, 2014, and require these officers to devote at least thirteen hours per week to the business and affairs of the Company. Upon the closing of at least $400,000 in proceeds from this offering, these officers will begin receiving salaries of $7,000 each per month. These reduced salary levels will increase to $13,000 per month for each officer once the Company has closed on at least $1,500,000 in gross proceeds from the offering. The Company is not obligated to accrue amounts for any deferred salaries for these officers as no salary deferrals are called for under the employment agreements. Each officer will be entitled to receive an annual bonus each year to be determined by the board of directors based on individual achievement and company performance objectives established by the board. Additionally, as discussed in Note 8, in July, 2011, the Company authorized 150,000 shares of founders' common stock to an employee which is subject to performance vesting criteria as outlined in the employment agreement.

---

(13) **Related Party Agreement**

Design and Build Contract

On December 15, 2010, the Company's entered into a design and build contract with Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9). The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

At such time as the Company has closed on the minimum offering, the Company will pay to Z9 at least 50% of the net proceeds received by the Company from the offering. Thereafter, as closings of the offering take place from time to time, the Company will pay to Z9 an amount equal to 50% of the net proceeds received by the Company at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to Z9. Once Z9 has been paid $620,000, together with any interest accruing after June 30, 2012, the Company's obligation to Z9 under the design and build contract will be satisfied and the Company's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from the Company to Z9, it being acknowledged and agreed by the parties that the assets being purchased by the Company include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by the Company will be paid to Z9 if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of the Company's Series B Preferred Stock, at five and one-half cents (.055). As of December 31, 2011, 4,493,198 of the Company's Series B Preferred Stock have been issued totaling $247,710 which approximates historical cost. As of December 31, 2011, ZeroNines owns and controls 4,493,198 Series B Preferred Stock Shares of the Company representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of ZeroNines also own and control 2,576,056 common shares of the Company representing 59.31% of the issued and outstanding Common Stock as of December 31, 2011.

Asset Purchase, License and Revenue Participation Agreement

In August 2011, the Company entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines ("the Agreement"). The Agreement was intended to clarify the Company's ownership rights to the Company portal, describe fully the extent of the Company license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify the Company's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to the Company of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. The Company was granted a 30-year license from ZeroNines under which the Company has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

-if ZeroNines is to host the private labeled portal, the Company and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

-if ZeroNines is not hosting the private labeled portal, the Company and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

-for revenue derived from the ZenVault portal itself, the Company and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by the

Company (if the Company hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to the Company or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by the Company, subject to the agreement of ZeroNines not to engage itself in creating or deploying any portal or web site that would compete with the Company in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (I) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

(14) License Agreement

On February 24, 2011, the Company finalized a nonexclusive and revocable license agreement with MDe Solutions, LLC (MDe) whereby the Company issued a license to MDe which allows them to modify the license product to create a private label portal and service offering to third parties. As consideration for the issuance of the license, MDe agrees to remit monthly payments to the Company. Under the agreement, the Company will receive a royalty based on the average daily end user number per day for each month the Company portal is private-labeled to a third party, calculated in accordance with the agreement's guidelines and reported to the Company monthly by MDe, subject to specified dispute resolution and audit procedures. Additionally, the Company will receive monthly license fees based upon the number of end users which ranges from $.50 per end user to $.36 per end user, depending on the number of average daily end users. The pricing provisions of the agreement will be renegotiated if MDE fails to achieve a minimum of 60,000 end users within one year of the agreement's date, unless that failure is due to the Company's failure to perform obligations under the agreement. Subject to each party's right to terminate the agreement for cause, the agreement extends for a five-year period and may be extended for an additional five-year term by MDe, with the then-royalty subject to adjustment in accordance with increases in the consumer price index for Los Angeles, California, for the period January 2011 through December 31, 2015.

MDe also entered into a contemporaneous license agreement with ZeroNines for the ZeroNines Always Available™ technologies. At that time, the Sale and Participation Agreement was not in effect between the Company and ZeroNines, but the effect on the Company and ZeroNines contemporaneously licensing the respective technologies to MDe is equivalent to the shared royalty arrangement memorialized in the Sale and Participation Agreement.

During the year ended December 31, 2011, no payments have been earned by the Company relative to these agreement.

(15) **Restated 2010 Financial Statements**

The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, did not reflect a valuation allowance against the deferred tax asset. After further review, management determined the deferred tax asset should have a full valuation allowance established based upon, among other factors, historical operations and industry conditions. Such change resulted in a decrease in the deferred tax asset (net), total assets, net loss and accumulated deficit in the amount of $87,939 to the 2010 financial statements. Such change had no impact on the 2011 stockholders' equity or net loss.

As discussed in Note 2, the capitalized costs associated with the PHR portal consist of payroll and related costs of shared officers and employees of ZeroNines and the Company, including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred on the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. Series B Preferred Stock was exchanged for payment on the costs ZeroNines incurred relative to developing this portal. The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, reflected the capitalized software technology for the PHR Portal in the amount of $494,252. It was determined that an error occurred in accumulated the actual costs incurred on the PHR Portal. Accordingly, the PHR Portal should have been reflected in the financial statements in the amount of $247,210 as of December 31, 2010. Such change resulted in a decrease in the software technology - PHR Portal, total assets and cumulative preferred stock - Series B in the amount of $247,042 to the 2010 financial statements. Such change had no impact on the 2011 stockholders' equity or net loss.

As discussed in Notes 7 and 16, the Company received subscription payments for Series A Preferred Stock. As of December 31, 2010, the total amount of subscription payments received was $116,000. The Company is undertaking a rescission offer with respect to such accepted subscriptions. The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, classified the Series A Preferred Stock as permanent equity and accordingly, reflected as a component of stockholders' equity. As discussed in Note 2, Accounting Series Release (ASR) No. 268, *Presentation in Financial Statements of "Redeemable Preferred Stocks"* such transaction should be classified as temporary equity and thus, outside stockholders' equity. Accordingly, the 2010 financial statements reflect a restatement to properly reflect the Series A Preferred Stock subject to the rescission offer from stockholders' equity to outside of stockholders' equity in the amount of $116,000. As of December 31, 2011, such transaction is still reflected outside stockholders' equity.

The restatement resulted in changes to the following categories in the financial statements from inception (August 17, 2010) to December 31, 2010:

	Increase (Decrease)
Software Technology - PHR Portal	$(247,042)
Deferred income tax benefit, net	(87,939)
Total assets	(334,981)
Cumulative preferred stock - subject to rescission offer Series A - temporary equity	116,000
Cumulative preferred stock - subject to rescission offer Series A - permanent equity	(116,000)
Cumulative preferred stock - Series B	(247,042)
Accumulated deficit	(87,939)
Total stockholders' equity	(450,981)

The effect of the restatement on both the basic and diluted loss per share resulted in an increase to the originally reported loss per share by $.02. Prior to the restatement both the basic and diluted loss per share, as originally reported was $(.04). As a result of the restatement, both the basic and diluted loss per share was $(.06). There is no effect to beginning accumulated deficit as the Company commenced operations on August 17, 2010.

(16) **Subsequent Event**

Through April 15, 2011, the escrow agent for the Company had received subscription payments for the Series A Preferred Stock totaling $341,000. As of March 1, 2012, no additional subscription payments have been received. The Company is undertaking a rescission offer with respect to such accepted subscriptions which will extend for a period of 30 days from the date of the Company's offering circular. The rescission offer covers the subscription price of $341,000, together with a 6% per annum interest rate. Since the escrowed funds do not bear interest and the Company does not have the funds with which to pay the interest to rescinding prior subscribers, in January 2012, ZeroNines entered into an Interest Funding and Donation to Capital Agreement under which ZeroNines has agreed to deposit $27,000 in the escrow account. The advance will occur on the date of the offering circular. The offering circular also covers the proposed offer and sale of Series A Preferred Stock with an aggregate purchase price of up to $4,600,000.

If after the recission, the Company has a stockholders' equity deficit ZeroNines has agreed under a Interest Funding and Donation to Capital Agreement to contribute additional amounts to the purchase price of its Series B Preferred Stock in order to ensure a positive stockholders' equity during the pendency of the offering.

In December 2011, the Company submitted a grant application for the Health Care Innovation Challenge to the Centers for Medicare & Medicaid Services. The Health Care Innovation Challenge will award grants ranging from $1 million to $30 million over a three year period to applicants implementing the most compelling new ideas to deliver better health, improved care and reduced costs for enrollees under the Medicare, Medicaid and the Children's Health Insurance Program. The Company's grant application seeks funding of up to $7.5 million for the development of a national database to maintain, manage and store medical records for 100 million or more end users. Achieving this objective will involve increased research and development, accelerated development of additional modules and functionalities for the Company's portal, marketing and sales activities, and expanded product development. If permitted by the terms of an approved grant, the Company may also use grant proceeds to pay officers' salaries and amounts due to ZeroNines under the Design and Build Contract. The application is premised on providing more cost effective infrastructure for storage, retrieval and management of PHR used by participants, health care providers, and medical institutions in the relevant programs. The Health Care Innovation Challenge will award up an aggregate of to $1 billion in grants to approved applicants by an anticipated award date of March 30, 2012. While the Company believes the application is meritorious and meets the criteria for grant approval, the Company cannot assure the application will be approved or that the Company will receive a grant under the Health Care Innovation Challenge.

In December 2011, the LIV Group, a limited liability company affiliate of MDe Solutions, Inc., entered into a private label resale agreement with Total Pain Solutions, LLC, (" TPS"), under which TPS became a licensed reseller of a private label version of the Company's portal. As discussed in Note14, the Company previously licensed MDe Solutions in February 2011, to license or sublicense the Company's portal or a private label version of the portal. As license fees are payable based on end users, the Company cannot predict the amount of revenue the Company will receive from the

TPS portal. The Company and ZeroNines will receive equal royalties from the sign up of end users on the TPS portal, pursuant to the Participation Agreement between the Company and ZeroNines.

Additionally, the Company has issued a proposed hosted portal and license agreement to a company that secures insurance for members of a special branch of the U.S. armed forces. The agreement is currently being negotiated and the Company cannot predict when, or if, the agreement will be signed and generate revenue. This agreement is separate and apart from the agreement with Mde Solutions.

In January 2012, the Company entered into agreements to amend the employment agreements with the executive officers. These agreements amended the prior employment agreements in order to provide that full monthly salaries of $13,000 payable to each of the four executive officers will commence at the earlier of (a) closing on at least $400,000 in gross proceeds pursuant to this offering, or (b) receipt of revenue from net royalties, license fees, or sublicense fees from operating the Company's portal or from sublicensing a private label consumer-branded portal to a strategic partner. The amendments to the employment agreements therefore eliminated any partial payment of salaries if less than $1.5 million is raised in this offering. The amendment agreements do provide, however, that each officer's salary may be reduced if all executive officers' salaries are proportionately decreased due to capital constraints or because revenue is unavailable with which to pay such salaries.

On March 1, 2012, ZeroNines deposited $1,000 in the restricted escrow account to increase the balance to $341,000. Such balance had fallen below $341,000 due to bank charges that were assessed. The $1,000 was credited to the Company under the Interest Funding and Donation to Capital Agreement.

On March 30, 2012, the Board of Directors approved Amended and Restated Articles of Incorporation. Subsequent to the approval, the Amended and Restated Articles of Incorporation were submitted to the Colorado Secretary of State.

9,200,000 Shares

Series A Preferred Stock


ZENVAULT
MEDICAL

[•], 2012

PART III

Item 1 and Item 2. Index and Description of Exhibits.

Exhibit Number	Description
2.1*	Articles of Incorporation of the ZenVault Medical Corporation (the "Issuer"), as filed with the Colorado Secretary of State on August 17, 2010
2.2*	Amended and Restated Articles of Incorporation of the Issuer filed with the Colorado Secretary of State on April 9, 2012.
2.3*	Bylaws of the Issuer, as formerly in effect
2.4*	Amended and Restated Bylaws of the Issuer, adopted by the Issuer on September 15, 2011
3.2*	Designation of Preferences, Limitations and Relative Rights of Series A and Series B Preferred Stock of the Issuer as previously in effect
3.3*	Founders' Stock Agreement by and among the Issuer and its founding stockholders
3.4*	Form of Amendment to Founders' Stock Agreement
3.5*	Rescission Offer Election Form
4.1*	Form of Subscription Agreement among the Issuer and prospective subscribers
4.2*	Form of specimen certificate for Series A Preferred Stock
6.1.1*	Employment Agreement, dated August 31, 2011, by and between the Issuer and John C. Botdorf
6.1.2*	Amendment to Employment Agreement, dated January 11, 2012, by and between the Issuer and John C. Botdorf
6.2.1*	Employment Agreement, dated August 31, 2011, by and between the Issuer and Alan S. Gin
6.2.2*	Amendment to Employment Agreement, dated January 11, 2012, by and between the Issuer and Alan S. Gin
6.3.1*	Employment Agreement, dated August 31, 2011, by and between the Issuer and Keith T. Fukuhara
6.3.2*	Amendment to Employment Agreement, dated January 11, 2012, by and between the Issuer and Keith T. Fukuhara
6.4.1*	Employment Agreement, dated August 31, 2011, by and between the Issuer and Bradley J. Claus
6.4.2*	Amendment to Employment Agreement, dated January 11, 2012, by and between the Issuer and Bradley J. Claus
6.5*	2010 Stock Incentive Plan and form of option agreement
6.6*	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and John T. Botdorf
6.7*	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Alan S. Gin
6.8*	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Keith T. Fukuhara
6.9*	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Bradley J. Claus
6.10*	Reseller Distribution Agreement (a/k/a a strategic license agreement), dated February 2011, by and between the Issuer and MDe Solutions, Inc.
6.11*	Design and Build Agreement, dated December 15, 2010, by and between the Issuer and ZeroNines Services Group, LLC

6.11.1*	Amendment to Design and Build Agreement to Reference New Exhibit C, effective August 30, 2012, between the Issuer and ZeroNines Services Group, LLC
6.12##	Asset Purchase, License and Revenue Participation Agreement, signed August 30, 2011, by and among the Issuer, ZeroNines Technology, Inc., and Z9 Services Group, LLC
6.12.1*	Amendment to Asset Purchase, License and Revenue Participation Agreement, dated May 20, 2012, by and among the Issuer, ZeroNines Technology, Inc., and Z9 Services Group, LLC
6.13*	Interest Funding and Donation to Capital Agreement, dated January 26, 2012, by and between the Issuer and ZeroNines Technology, Inc.
6.13.1*	Letter Agreement amending Interest Funding and Donation to Capital Agreement, dated May 20, 2012, by and between the Issuer and ZeroNines Technology, Inc.
6.14*	Schedule of unregistered securities issued or sold by the Issuer within one year, including the names of the persons to whom the securities were issued and the aggregate offering price or other consideration for which such shares were issued
9.1.1*	Escrow Agreement, dated October 5, 2011, by and between the Issuer and U.S. Bank, N.A., as escrow agent
9.1.2*	Escrow Agreement, dated January 26, 2012, by and between the Issuer and U.S. Bank, N.A., as escrow agent
9.1.3*	Rescission Escrow Agreement, dated January 26, 2012, by and between the Issuer and U.S. Bank, N.A. as escrow agent
10.1*	Consent of Richardson & Patel, LLP (included in Exhibit 11.1)
10.2*	Consent of Mark W. Brunvand, M.D., to be named as a director nominee of the Issuer
11.1*	Opinion of Richardson & Patel, LLP
15.1*	Power of Attorney (see signature page to this offering statement on Form 1-A).

Filed herewith.
† To be filed by amendment.
* Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Castle Rock, State of Colorado, on this 31st day of May, 2012.

ZENVAULT MEDICAL CORPORATION

By: ______________________
John C. Botdorf
Executive Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Botdorf and Alan S. Gin as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign the Form 1-A Regulation A Offering Statement of ZenVault Medical Corporation and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement or amendment has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
John C. Botdorf	Executive Chairman of the Board and Acting Chief Financial Officer (Principal Financial Officer)	May 31, 2012
Alan S. Gin by John Botdorf Alan S. Gin	Chief Executive Officer (Principal Executive Officer) and Director	May 31, 2012
Bradley J. Claus by John Botdorf Bradley J. Claus	Chief Operations Officer and Director	May 31, 2012

*By: ______________________
Attorney-in-Fact

Exhibit 6.12

ASSET PURCHASE, LICENSE AND REVENUE PARTICIPATION AGREEMENT

THIS ASSET PURCHASE, LICENSE AND REVENUE PARTICIPATION AGREEMENT is entered into effective December 15, 2010 (the "***Effective Date***"), by and between **ZENVAULT MEDICAL CORPORATION**, a Colorado corporation (the "***Purchaser***" or the "***Licensee,***" which terms may be used interchangeably herein but which shall mean ZenVault Medical Corporation), and **ZERONINES TECHNOLOGY, INC.**, a Colorado corporation (the "***Seller***" or the "***Licensor,***" which terms may be used interchangeably herein but which shall mean ZeroNines Technology, Inc.; the Purchaser and Seller are hereinafter collectively referred to as the "***Parties***" and individually as a "***Party***"). Certain capitalized terms used in this Agreement are defined in Section 1 below.

RECITAL

The parties wish to provide for the purchase by the Purchaser of the Assets (as defined in Section 1) from Seller, and to provide for the License and certain related transactions, on the terms and subject to the conditions and other provisions set forth in this Agreement.

AGREEMENT

The Parties to this Agreement, intending to be legally bound and in consideration of the purchase and sale of the Assets, the grant and receipt of the License, and the agreements, covenants, representations and warranties of the Parties, the receipt and sufficiency of which is hereby acknowledged and agreed, agree as follows:

1. DEFINITIONS

For purposes of this Agreement:

Affiliate. "Affiliate" of a Person means is a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person, where "***Control***" or "***Controlling***" means a Person or Persons (each a "controller") shall be taken to have Control of another Person (the "controlled Person") if one or more of the controllers, whether by law or in fact has, or is entitled to acquire, the right or the power to secure whether directly or indirectly, that the Controlled Person's affairs are conducted in accordance with the wishes of the controller and in particular, but without prejudice to the generality of the foregoing, if one or more of the controllers holds: (a) the greater part of the share capital of the Controlled Person or of the voting rights attaching to the Controlled Person's shares; or (b) the power to control the composition of any board of directors or governing body of the Controlled Person.

Agreement. "Agreement" shall mean this Asset Purchase, License and Revenue Participation Agreement.

Amended Articles. "Amended Articles" shall mean the Purchaser's Amended and Restated Articles of Incorporation to be filed with the Colorado Secretary of State, as the same may be further amended from time to time.

Assets. "Assets" shall mean all of the properties, rights, interests and other tangible and intangible assets associated with the Web Site (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with US GAAP), including but not limited to the Sold IP; *provided, however,* that the Assets shall not include any Excluded Assets, including the Reserved IP. For avoidance of doubt, the Reserved IP will be subject to the License granted hereunder, but ownership of the Reserved IP shall at all times remain with, and be owned by, the Licensor. Without limiting the generality of the foregoing, the Assets shall include:

(1) all rights to maintain, operate, use, own, enhance, modify, expand or discontinue the Web Site;

(2) all work-in-progress of the Seller related to the Web Site, and all rights to collect from customers (and to retain) all fees and other amounts payable, or that may become payable, to the Seller from the use of the Web Site by its customers, subject to the Fee Split;

(3) any equipment, materials, prototypes, tools, supplies, and improvements used in the operation of the Web Site, except the Reserved IP and any Intellectual Property licensed from third parties, which shall be assigned by the Seller to the Purchaser if such assignments are permitted by the terms of the relevant license or sublicense;

(4) all advertising and promotional materials possessed by the Seller related to the Web Site;

(5) all goodwill related to the Web Site including, but not limited to, records of end user sales, prospective end users, and all such resellers, enterprise solutions providers, and institutional customers such as corporate or government customers that the Seller has identified as potential strategic partners for the marketing of the Web Site;

(6) all claims, including claims for past infringement or misappropriation, related to the Sold IP and related causes of action of the Seller against other Persons (regardless of whether or not such claims and causes of action have been asserted by the Seller), and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery possessed by the Seller (regardless of whether such rights are currently exercisable); and

(7) all Seller Records.

Best Efforts. "Best Efforts" shall mean the commercially reasonable efforts that a prudent Person desiring to achieve a particular result would use in order to ensure that such result is achieved as expeditiously as possible.

Breach. There shall be deemed to be a "Breach" of a representation, warranty, covenant, obligation or other provision if there is or has been (a) any inaccuracy in or breach (including any inadvertent or innocent breach) of, or any failure (including any inadvertent failure) to comply with or perform, such representation, warranty, covenant, obligation or other provision, or (b) any claim (by any Person) or other circumstance that is inconsistent with such representation, warranty, covenant, obligation or other provision; and the term "Breach" shall be deemed to refer to any such inaccuracy, breach, failure, claim or circumstance.

Business Days. "Business Days" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in the State of Colorado are authorized or obligated by Legal Requirements or executive order to be closed.

Change in Control. "Change in Control" shall mean (i) any event or series of events as a result of which any person or entity or group of persons or entities, together with any Affiliate or "associate" (as such term is defined in Rule 12b-2 under the Exchange Act) of such persons or entities, is or becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act) of securities of Licensee representing more than fifty percent (50%) of the then outstanding shares of capital stock of Licensee entitled to vote on the election of directors, (ii) any merger, exchange, consolidation or similar transaction as a result of which the Licensee's shareholders prior to such transaction no longer retain a majority of the voting power of the surviving entity or a majority of the voting power of an entity that wholly owns the Licensee, (iii) the sale of all or substantially all of the Licensee's assets, or (iv) a majority of the members of the Licensee's board of directors are replaced during any consecutive twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the Licensee's board of directors prior to the date of their appointment or election. Notwithstanding the foregoing, a financing transaction endorsed by at least 75% of the members of the Licensee's board of directors which occurs prior to the first public offering of the Licensee's securities pursuant to a registration statement filed under the Securities Act shall be excluded from a Change in Control as so defined, even if the attributes of such financing transaction would otherwise constitute a Change in Control.

Confidential Information. "Confidential Information" means any non-public information that relates to the actual or anticipated business, research or development of a Party, or to the Party's technical data, software, Object Code, Source Code, trade secrets, patent applications, or know-how including, but not limited to, research, research results, product plans, potential or actual strategic partners, licensees or sublicensees, or other information regarding the Party's products and markets therefor, customer lists and customers, developments, inventions, processes, formulas, technology, designs, drawings, marketing, finances, and other business information; provided, however, Confidential Information does not include (i) information that is known to the public or is generally known within the industry or business, (ii) information that was required to be disclosed pursuant to law or order of a court having jurisdiction (provided that the Party required so to disclose such Confidential Information shall offer the party owning such Confidential Information the opportunity to obtain an appropriate protective order or administrative relief against disclosure of such Confidential Information) but only to the extent of any such required disclosure, (iii) information that was legally acquired by Licensor or Licensee, as the case may be, from a third-party in good faith, provided that such disclosure by the third-party was not in breach of any agreement between such third-party and Licensor or Licensee, as the case may be, and (iv) information that Licensor or Licensee which must be disclosed to existing and potential investors, subject to any such existing and potential investors agreeing to be bound by the confidentiality obligations hereunder.

Code. "Code" shall mean the United States Internal Revenue Code of 1986, as amended.

Comparable Entities. "Comparable Entities" shall mean Entities (other than the Purchaser) that are engaged in businesses similar to the business of the Purchaser.

Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract. "Contract" shall mean any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

Correction. "Correction" shall mean a modification, workaround or other method that causes the software portion of the Licensed IP to substantially conform to the then current Documentation. Licensor shall modify the Documentation to (i) fix an incorrect or incomplete statement or diagram, or (ii) describe changes, modifications or improvements made to the software portion of the Licensed IP. "Correction" includes, but is not limited to, a new release or version, replacement media, module, component, or complete replacement of the applicable software portion of the Licensed IP.

Customer. "Customer" shall mean an end user who has purchased (or received as a benefit from a third party such as an employer which has paid for) a subscription to use and access the Licensee's Web Site or Private Label Site for the purpose of utilizing the Services. Customers shall have no access to the Licensed IP except that which results from the normal operation of the Web Site and/or Private Label Site. For avoidance of doubt, the term "Customer" does not include the Licensee. Where appropriate in context, the term "Customer" shall include employers or other third parties who contract with Licensee to provide Services to end users.

Damages. "Damages" shall include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature.

Derivative Technology. "Derivative Technology" shall mean software, Object Code, or other technology that is based in whole or in part on the Licensed IP, including revisions, enhancements, modifications, translations, abridgments, abstracts, expansions, and condensed forms of preexisting works comprising all or a portion of the Licensed IP that, if prepared without authorization of Licensor, would constitute an infringement of the Licensed IP under applicable law.

Design and Build Contract. "Design and Build Contract" shall mean that certain Professional Services Work Order, Design and Build Contract for www.zenvault.com, by and between Z9 Services Group, LLC and Purchaser, accepted by Purchaser on December 15, 2010.

Discrepancy. "Discrepancy" shall mean any verifiable and reproducible failure in the software portion of the Licensed IP to substantially conform to the then-current documentation provided by Licensor to Licensee. Notwithstanding the foregoing, a Discrepancy shall not include: (a) any software included in the Licensed IP that has been altered or modified by Licensee without express permission or consent of Licensor, (b) any combination of software included in the Licensed IP with other software not intended by Licensor to be so combined, (c) a version or release of the software portion of the Licensed IP for which support services previously offered by Licensor been discontinued, (d) Discrepancies caused by Licensee's negligence or fault without contribution of Licensor, (e) Discrepancies resulting from hardware malfunction or other factors outside of Licensor's reasonable control, (f) Discrepancies not isolated as existing in, and reproducible when using, the software included in the Licensed IP, (g)

Discrepancies that also occur when the software portion of the Licensed IP is inactive or not in use, and (h) failure of Licensee to use the software portion of the Licensed IP in accordance with the documentation which comprises a portion of the Licensed IP.

Effective Date. "Effective Date" shall mean December 15, 2010. As no closing of the sale of the Assets from the Seller to the Purchaser previously occurred and no date was previously agreed as to the inception date for the License, any reference to the Effective Date herein shall be construed as the closing date for the sale of the Assets described herein and the date of initiation of the License described herein.

Encumbrance. "Encumbrance" shall mean any lien (including liens for Taxes), pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

Excluded Assets. "Excluded Assets" shall mean the assets owned by the Seller on the Closing Date, including without limitation the Reserved IP.

Fee Split. "Fee Split" shall mean the equal division (50%/50%) between Licensor and Licensee of all royalties, license fees, sublicense fees, or other remuneration, however termed, received by Licensee from the operation of the Web Site and any and all Private Label Sites which provide Services to Customers during the License Term, subject to the following: (i) if Licensor is to host the Private Label Site, the Licensee and Licensor will each receive a 50% share of all net royalties, license fees, sublicense fees, or other remuneration paid by or on behalf of Customers to Licensee during the License Term, which will be net of all third party cloud, network, storage and management costs or charges incurred by Licensor, all of which will first be reimbursed to Licensor before the equal division and payment to Licensee and Licensor of net royalties, license fees, sublicense fees, or other remuneration received by Licensee; (ii) if Licensor is not hosting the private labeled portal, Licensee and Licensor will each receive a 50% share of all royalties, license fees, sublicense fees, or other remuneration paid by or on behalf of Customers to Licensee during the License Term; or (iii) as to all royalties, license fees, sublicense fees, or other remuneration received during the License Term from or on behalf of Customers by Licensee from the operation of the Web Site, Licensee and Licensor will each receive a 50% share of any net royalties, license fees, sublicense fees, or other remuneration, net of all third party cloud, network, storage and management costs or charges incurred by Licensee (if Licensee hosts the Web Site) or by Licensor (if Licensor hosts the Web Site), and all of which will first be reimbursed to the hosting Party before the equal division and payment to Licensee and Licensor of net royalties, license fees, sublicense fees, or other remuneration received from offering the Services on the Web Site.

Good Faith. "Good faith" means honesty in fact and the observance of reasonable commercial standards of fair dealing in the trade.

Governmental Authorization. "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. "Governmental Body" shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

Intellectual Property. "Intellectual Property" shall mean and include all algorithms, application programming interfaces, apparatus, clinical data, chemical compositions or structures, circuit designs and assemblies, databases and data collections, diagrams, formulae, gate arrays, IP cores, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, net lists, photomasks, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form including source code and executable or object code), subroutines, test results, test vectors, user interfaces, techniques, URLs, web sites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies, and summaries).

Intellectual Property Rights. "Intellectual Property Rights" shall mean and include all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in Intellectual Property of every kind and nature; and (f) all registrations, renewals, extensions, continuations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (e) above.

Knowledge. "Knowledge" shall mean the actual Knowledge of a Party's Executive Chairman, Chief Executive Officer or Chief Technology Officer, after reasonable inquiry of all officers, directors and employees of the Party who could reasonably be expected to have Knowledge or information with respect to the matter in question.

Legal Requirement. "Legal Requirement" shall mean any federal, state, provincial, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Liability. "Liability" shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

License. "License" shall mean the grant of the Licensed Rights to the Licensee by the Licensor for the License Term.

License Term. "License Term" shall mean the period commencing on the Effective Date and continuing for a 30-year period thereafter through December 14, 2040, subject to earlier termination: (i) on occurrence of a Termination Event, in which case the License will terminate as described in the definition of "Termination Event," or (ii) on a Change in Control of Licensee, if Licensor shall not have provided written consent to the Change in Control of Licensee (which consent may be provided or withheld at the sole and absolute discretion of Licensor) prior to the date of such Change in Control, in which case the License Term will automatically be reduced to a period of twenty-four (24) months from the date of the Change in Control of Licensee, whereupon the License shall terminate without any further action by Licensor.

Licensed Rights. "Licensed Rights" shall mean a limited, non-exclusive, non-transferable and non-sublicensable license for the entire world issued to the Licensee by the Licensor to run, use, execute, display, commercialize, perform and otherwise exploit (and reproduce for internal use only) the Licensed IP in the Target Markets for consumer use on the Web Site and Private Label Sites. For avoidance of doubt, the use or reproduction of the Licensed IP on a Private Label Site shall not be deemed a sublicense of the Licensed IP but shall be a permitted use of the Licensed IP so long as the Fee Split is made as to all license fees, sublicense fees, royalties or other remuneration received by Licensee from the operation of the Private Label Site; *provided, however*, that in its sole discretion, Licensor may consent to a sublicense of the Licensed IP. The Licensed Rights pertaining to trademarks of Licensor shall include the right of Licensee to use such licensed trademarks in connection with the license, permitted sublicense, marketing, advertising, promotion, or other commercialization of these trademarks in the Target Markets.

Licensed Method. "Licensed Method" shall mean any method or process that, if used or performed by the Purchaser without the Licensed IP, would infringe the Licensed IP.

Licensed IP. "Licensed IP" shall mean the Patents, the patent applications disclosed by Licensor to Licensee at the date hereof, the Licensor's Registered IP, the Object Code for ZeroNines Always Available™ version 6.0 software and reissuances, modifications, updates and new versions of such Object Code during the term of the License, the ZeroNines Protocol Interface Wizard™ software and reissuances, modifications, updates, and new versions of such Object Code during the License Term, encryption technologies associated with the ZeroNines Always Available™ version 6.0 software, any and all documentation of the foregoing which shall be provided by Licensor to Licensee from time to time, and shall include any product or component thereof that (i) if made, used, licensed, sublicensed, or sold by Purchaser without the Licensed IP, would infringe the Licensed IP, or (ii) when used, performs a Licensed Method.

Material Adverse Effect. Any event, change, action, failure to act, liability, obligation, fact, circumstance, or any similar thing will be deemed to have a "Material Adverse Effect" if the effect thereof, individually or when aggregated with other effects, is materially adverse to the financial condition, properties, assets, liabilities, business, operations or results of operations of a Party, taken as a whole. Notwithstanding the foregoing, none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) absent fraud, a failure by the Purchaser to meet internal projections or forecasts; (ii) any adverse effect to the extent attributable to the execution of this Agreement or the announcement or pendency or actual offer of the Services, including cancellations in customer orders, reduction in sales, disruption in relationships with suppliers, strategic partners or similar relationships or loss of employees; (iii) general economic, political or financial market conditions that adversely affect the Parties hereto ; (iv) any adverse effect that results from the Purchaser taking any action at the written request of Seller, or (v) any adverse effect that results from any act of God, any act or any other similar event outside of the control of the Parties.

Non-Compete. "Non-Compete" shall mean the agreement herein of the Seller not to itself create, establish, maintain or offer a public or private web site during the License Term that will compete with the Web Site in the maintenance and accessibility of healthcare, medical, insurance, college/university, legal and personal finance information branded specifically for consumers; *provided, however*, that Licensor is not restricted in any manner by this Agreement or otherwise from licensing the Reserved IP to third parties which may engage in activities competitive with Purchaser.

Notice. "Notice" shall mean written notice by a Party to the other Party as described in Section 7.2 hereof.

Offering. "Offering" shall mean the best efforts offering of Series A Preferred Stock by the Purchaser on a 500,000 share minimum, 10,000,000 share maximum basis, all as set forth in the Purchaser's offering statement on Form 1-A, as filed with the SEC and as the same may be amended by the Purchaser from time to time.

Object Code. "Object Code" shall mean computer instructions, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing but without the intervening steps of compilation or assembly.

Open Source Code. "Open Source Code" shall mean any software code, including rtl and other hardware development languages, that is distributed as "free software" or "open source software" or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

Order. "Order" shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body entered into in connection with any Proceeding.

Ordinary Course of Business. An action taken by or on behalf of a Party shall not be deemed to have been taken in the "Ordinary Course of Business" unless:

(a) such action is recurring in nature, is consistent with the Party's past practices and is taken in the ordinary course of the normal day-to-day operations of the Party;

(b) such action is taken in accordance with sound and prudent business practices;

(c) such action is not required to be authorized by the shareholders of the Party, the board of directors of the Party or any committee of the board of directors of the Party and does not require any other separate or special authorization of any nature; and

(d) such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of Comparable Entities.

Patents. "Patents" shall mean (i) U.S. Patent Nos. 6,816,980 and 6,760,861 and patents containing related claims issued in France, the United Kingdom, and Germany, together with any foreign counterparts issued in any other country during the term of the License which contain identical or related claims to those in U.S. Patent Nos. 6,816,980 and 6,760,861, together with continuations, continuations-in-part, divisional, reexaminations, and reissues that may result in the issuance of additional patents to Licensor, and (ii) any patents issued to Licensor during the term of the License which contain claims covering Intellectual Property that, if used or relied upon by the Purchaser without the License, would infringe such patents.

Permitted Encumbrances. "Permitted Encumbrances" shall mean any Encumbrances for Taxes, assessments and other governmental charges or of landlords, liens of vendors, warehousemen, mechanics, and material men incurred in the Ordinary Course of Business, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings. Any lien placed upon the assets of Purchaser by Seller to secure the payment of the cash portion of the Purchase Price shall also be a Permitted Encumbrance.

Person. "Person" shall mean any individual, Entity or Governmental Body.

Personal Data. "Personal Data" shall mean a natural person's name, street address, telephone number, e-mail address, photograph, social security or national identification number, driver's license number, passport number, or customer or account number, any medical information or records that are identified to a natural person, or any other piece of information that allows the identification of a natural person.

Private Label Site. "Private Label Site" shall mean any web site, public or private, other than the Web Site which is established by Licensee, or by a licensee or sublicensee of Licensee, for the purpose of offering the Services to a Third Party using the Licensed IP.

Proceeding. "Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

Prosecution and Maintenance. Prosecution and Maintenance" shall mean, with respect to Registered IP that is the subject of the License, the preparation, filing, and prosecution of registration applications and maintenance of the Registered IP, as well as (where applicable) re-examinations, reissues, requests for extensions, conduct of interferences, the defense of oppositions and other similar proceedings with respect to the particular Registered IP. Patent application or Patent; and "*Prosecute and Maintain*" shall have the correlative meaning.

Purchase Price. "Purchase Price" means, collectively, a cash payment of $620,000 in U.S. dollars and the issuance of the Purchaser Shares to the Seller.

Purchaser Shares. "Purchaser Shares" shall mean the Series B Preferred Stock of Purchaser to be issued to Seller, the number of which shall be equal to the number of Founders' Shares outstanding at the Effective Date, and which may increase and/or decrease, as the case may be, in accordance with the designation of the rights, limitations and preferences of the Series B Preferred Stock in the Amended Articles, as the same may be amended from time to time, as a result of closings of the Offering that trigger the ownership equalization provisions of the designation contained in the Amended Articles.

Registered IP. "Registered IP" shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing which are held by Licensor.

Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

Reserved IP. "Reserved IP" means the Licensed IP, which shall and will remain at all times the sole property of Licensor.

SEC. "SEC" shall mean the United States Securities and Exchange Commission.

Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

Seller Product(s). "Seller Product(s)" shall mean any product or service designed, developed, offered, manufactured, marketed, distributed, provided, licensed, sublicensed or sold at any time by the Seller or any Subsidiary that is unrelated to the Web Site and includes, but is not be limited to, the past, present or future license or sublicense of the Reserved IP to parties other than the Licensee, the sale of the Reserved IP by Licensor, or Intellectual Property developed by the Seller that is unrelated to the Web Site, subject in each case to the Non-Compete.

Seller Records. "Seller Record(s)" shall mean all books, records, files and data of the Seller relating to or used in connection with the Assets, which will be stored in a separate file and delivered by Seller to Purchaser, to the extent that such books, records, files and data do not contain Confidential Information of the Seller that are not related to the Assets.

Services. "Services" shall mean collectively the services offered by the Web Site and Private Label Sites to Customers which enable Customers to securely store, maintain and retrieve personal health, medical, legal, finance, college/university, and insurance records and information for personal use and not for distribution or resale.

Sold IP. "Sold IP" means the ZenVault and ZenCode trademarks, whether registered or unregistered, together with each of the following that was created, used, or maintained by Seller in connection with the Web Site (but specifically excluding the Reserved IP) at the Effective Date: algorithms, application programming interfaces, apparatus, databases and data collections, diagrams, formulae, gate arrays, IP cores, inventions (whether or not patentable), know-how used in connection with the Services (excluding Reserved IP), logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, net lists, photomasks, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form including Source Code and Object Code associated with the Web Site, but excluding Reserved IP), subroutines, test results, test vectors, user interfaces, techniques, URLs, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, notebooks, prototypes, samples, studies, and summaries).

Source Code. "Source Code" shall mean computer instructions, other than Object Code, and related system documentation, comments and procedural computer instructions such as job control language, which may be printed out or displayed in human readable form.

Subsidiary. "Subsidiary" means Z9 Services Group, LLC.

Target Markets. "Target Markets" shall mean the healthcare, medical (including, without limitation, biomedical research and personal biomedical information), insurance, college/university, legal, finance and personal insurance markets as each pertains to the uploading, storage and retrieval of all types of personal information and personal data by end user Customers on the Web Site or on Private Label Sites. For avoidance of doubt, no License is granted herein to Licensee with respect to the use, commercialization, license, sublicense, or exploitation of the Licensed Rights outside the Target Markets.

Tax. "Tax" shall mean any tax (including any income tax, goods and services tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax-sharing agreement or similar Contract.

Termination Event. "Termination Event" shall mean any one or more of the following: (i) Licensee files, or has filed against it, any voluntary or involuntary bankruptcy proceeding or any other insolvency, dissolution, reorganization or similar proceeding and such proceeding is not terminated within sixty (60) days after the date such proceeding is initiated; (ii) Licensor reasonably determines that Licensee has violated the Intellectual Property Rights of Licensor in the Retained IP and such violation, if curable, has not been cured after Notice of violation from Licensor to Licensee; (iii) Licensee or its Representatives breach their obligation to hold in confidence any Licensor Confidential Information, unless (a) Licensee's breach is due to actions of a third party that is not under Licensee's direct or indirect control, and (b) Licensee takes prompt action to cure, to the extent curable, any breach of confidentiality after Notice of breach of confidentiality from Licensor to Licensee; (iii) Licensor reasonably concludes that Licensee has, or has attempted to, reverse engineer, decompile or disassemble the Object Code of the Licensed IP, and Licensee does not cease such efforts (if uncompleted) after Notice from Licensor to Licensee; (iv) a Customer breaches its agreement with Licensee in a manner that will or does result in a Material Adverse Effect on the Licensed IP, and Licensee fails to commence corrective action (including, where appropriate, a Proceeding) reasonably acceptable to Licensor to remedy such breach after Notice from Licensor to Licensee; (v) Licensee fails to take corrective action after Notice from Licensor of an event or circumstance that, if left uncorrected, may have a Material Adverse Effect on the Licensed IP; (vi) Licensee takes any action that Licensor reasonably deems to be highly likely to have a Material Adverse Effect on the Licensed IP, and such action is not cured or discontinued after Notice from Licensor to Licensee; and (vii) Licensee fails to pay Licensor its share of the Fee Split within 45 days of Licensee's receipt of cleared funds from a Customer or Customers, subject to an additional 15-day grace period where Licensee is providing hosting services for a Private Label Site. Except as otherwise specifically provided above, in each instance where a Termination Event occurs, Licensor shall not be entitled to terminate the License until at least fourteen (14) Business Days have elapsed from the date of Licensor's Notice to Licensee; *provided, however*, that if the Termination Event is capable of cure by Licensee and is cured before the end of the relevant period following Notice from Licensor to Licensee, then the License shall continue in full force and effect, subject to the continued compliance with the terms of the License as described in this Agreement; *provided further, however*, that Licensor may terminate the License five (5) Business Days after notice to Licensee that Licensee did reverse engineer the Licensed IP or a material portion thereof. Licensee shall have the right to request, on reasonable Notice to Licensor, that Licensor issue a certificate to Licensee confirming that the License is valid, in full force and effect, and that Licensee is in compliance with the material terms of the License, to the best Knowledge of Licensor.

Third Party. "Third Party" means any Person other than Licensor and Licensee and their respective Affiliates.

US GAAP. "US GAAP" shall mean generally accepted accounting principles in the United States.

User Data. "User Data" shall mean any Personal Data or other data or information collected by or on behalf of the Seller from users of the Website.

Web Site. "Web Site" shall mean the public website now maintained at *www.zenvault.com*, together with any enhancements, alterations, modifications, additions, or deletions thereto, and any successor or predecessor web sites, the function of which is to permit Customers to use the Services.

2. SALE AND PURCHASE OF ASSETS

2.1 Sale of Assets. As of the Effective Date, the Seller shall cause to be sold, assigned, transferred, conveyed and delivered to the Purchaser all of the Assets, free of any Encumbrances other than Permitted Encumbrances, on the terms and subject to the conditions set forth in this Agreement.

2.2 Purchase Price. The Purchaser will pay the Purchase Price as follows:

(i) At such time as the Purchaser has closed on the minimum Offering, the Purchaser shall pay to the Subsidiary at least 50% of the net proceeds received by the Purchaser from the Offering. Thereafter, as closings of the Offering take place from time to time, the Purchaser shall pay to the Subsidiary an amount equal to 50% of the net proceeds received by the Purchaser at each such subsequent closing of the Offering until the full cash portion of the Purchase Price of $620,000 has been paid to the Subsidiary. Once the Subsidiary has been paid $620,000, together with any interest accruing after June 30, 2012, the Purchaser's obligation to the Subsidiary under the Design and Build Contract will be satisfied and the Purchaser's obligations to pay the cash portion of the Purchase Price of the Assets shall likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 shall be due and payable from Purchaser to the Subsidiary and Seller, it being acknowledged and agreed by the Parties that the Assets being purchased by the Purchaser include the Web Site constructed pursuant to the Design and Build Contract, and (b) fifty percent (50%) of any revenue generated by Licensee shall be paid to Licensor by Licensee if such revenue is generated prior to the date on which the Offering proceeds have paid in full the cash portion of the Purchase Price, which shall reduce the amount payable from the Offering proceeds by an identical amount ; and

(ii) At or prior to the Effective Date, the Purchaser shall issue the Purchaser Shares to the Seller. For avoidance of doubt, the attributed per share purchase price of the Purchaser Shares is $.10 per share. The number of the Purchaser Shares shall be adjusted from time to time as described in the Amended Articles. Any such adjustments shall not be deemed to have increased or decreased the Purchase Price, but shall be treated as bargained-for provisions accepted by the Parties pursuant to the terms of this Agreement.

2.3 Management of Business and Conflicts. Following the Effective Date, the management and operations of the Purchaser shall be conducted in a manner that is determined by the Purchaser. The Parties acknowledge that the dual roles of officers and directors of the Seller in the operation of the Purchaser's business may present potential or actual conflicts of interest between the Seller and the Purchaser. In the event of such conflicts arising, the Parties agree that each Party's directors shall cause each Party to discharge that Party's fiduciary duties in the manner required by law. For the avoidance of doubt, the Parties agree that the pre-existing relationship between the Parties, and the continuing ownership of Purchaser Shares by Seller, shall not in any way affect the resolution of conflicts among the Parties. Rather, the Parties agree that any conflict of interest between them that arises from the subject matter of this Agreement or otherwise shall be negotiated in good faith and, to the extent practicable, by directors who are independent of the other Party.

2.4 Taxes. Following the Effective Date, each of the Parties shall be responsible for its own income Tax, business Tax, capital gains Tax or other type of Tax arising from the transactions contemplated by this Agreement, if any, and its own stamp duties payable on the transfer of the Assets. The Parties shall cooperate with each other and use commercially reasonable efforts to minimize such Taxes, including, upon request, obtaining any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated by this Agreement.

2.5 No Infringement for Use of Licensed IP Before Effective Date of License. Seller acknowledges and agrees that while the Web Site was under construction by the Subsidiary and after the inception date of Purchaser, it is possible that the Purchaser or its Representatives may have used, accessed or been the beneficiary of the Licensed IP at a time when the License contemplated by this Agreement was not yet in effect. If any such use or access occurred or if Purchaser was a beneficiary in any way of the Licensed IP prior to the Effective Date, Seller agrees that the License granted hereunder shall include a retroactive, non-exclusive license for the use, if any, of the Licensed IP during the period from Purchaser's inception to the Effective Date, such that Purchaser shall at no time since its inception have infringed upon the Licensed IP.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to and for the benefit of the Purchaser as of the date hereof, as follows:

3.1 Due Organization; Subsidiaries; Interests. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Seller's business, financial condition, or results of operations. The Seller does not have any subsidiaries except the Subsidiary, and does not own, beneficially or otherwise, any shares or other securities of, or any direct or indirect interest of any nature in, any other Entity except the Subsidiary and the Purchaser Shares being issued to the Seller in conjunction with this Agreement and the Design and Build Contract.

3.2 Title to Assets. The Seller owns, and has good and valid title to, all of the Assets, including all assets reflected in Seller Records, except for such imperfections of those which are not material in character, amount or extent. At the Effective Date, all of said Assets are owned by the Seller free and clear of any Encumbrances other than Permitted Encumbrances. The Assets will collectively constitute, as of the Effective Date, all of the properties, rights, interests and other tangible and intangible assets necessary to enable the Seller to conduct its business in the manner in which such business is currently being conducted and in the manner in which such business is proposed to be conducted by the Purchaser; provided, however, that the conduct of business by the Purchaser that is dependent on the Retained IP will be dependent upon the License being granted by Seller to Purchaser hereunder, it being acknowledged and agreed by the Parties that none of the Retained IP is being sold by Seller to Purchaser.

3.3 Sold IP. Except in respect of Open Source Code, the Seller exclusively owns all right, title, and interest to and in the Sold IP, free and clear of any Encumbrances as of the Effective Date other than Permitted Encumbrances. Without limiting the generality of the foregoing:

(i) Employees and Contractors. Each Person who (1) is or was a contractor, director or officer of the Seller or is or was an employee, contractor, director or officer of the Subsidiary, and (2) who is or was involved in the creation or development of any Sold IP has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights pertaining to such Sold IP to the Seller or the Subsidiary, as well as confidentiality provisions protecting the Sold IP. No current or former shareholder, officer, employee or director of the Seller or the Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any Sold IP. The Subsidiary has, if required to vest title in the Sold IP in the Seller, properly transferred and assigned all of its rights in the Sold IP to the Seller. To the Knowledge of the Seller, no employee of the Seller or the Subsidiary is (a) bound by or otherwise subject to any Contract restricting him from performing his duties for the Seller or Subsidiary, or (b) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his activities as an employee of the Seller or the Subsidiary.

(ii) Services. Seller has not assigned, transferred, or exclusively licensed or otherwise exclusively provided or agreed to assign, transfer or exclusively license or otherwise exclusively provide or offer to any Person any Seller Records, Sold IP or any other Intellectual Property Rights (excluding the Reserved IP) used in or necessary for the use, design, development, manufacture, offering, marketing, distribution, or provision of the Web Site.

(iii) Government Rights. No funding, facilities, or personnel of any Governmental Body or any public or private university, college, or other educational or research institution were used to develop or create, in whole or in part, any Sold IP.

(iv) Protection of Proprietary Information. The Seller and the Subsidiary have taken all reasonable steps to maintain the Purchaser Confidential Information as confidential and the confidentiality of and otherwise protect and enforce the Seller's rights in all proprietary information pertaining to the Sold IP. Without limiting the generality of the foregoing, no portion of the Source Code for any software ever owned or developed by the Seller has been disclosed or licensed to any escrow agent or other Person other than Seller, the Subsidiary, and the Purchaser.

(v) Past Sold IP Dispositions. The Seller has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Sold IP to any other Person. The Subsidiary has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Sold IP to any Person other than the Seller.

(vi) Standards Bodies. Neither the Seller nor the Subsidiary is and has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Seller or the Subsidiary to grant or offer to any other Person any license or right to any Sold IP.

(vii) Sufficiency. The Seller owns or otherwise has, all Intellectual Property Rights needed to conduct the business as currently conducted and planned by the Purchaser to be conducted on the Web Site after the Effective Date, and Purchaser will have all such Intellectual Property Rights needed to conduct the business as currently conducted and planned by the Seller to be conducted on the Web Site subject, however, to the License of the Retained IP.

(viii) Valid and Enforceable. All Registered IP included in the Sold IP is valid, subsisting, and enforceable, or in the case of applications, is applied for. Without limiting the generality of the foregoing:

(a) Misuse and Inequitable Conduct. Neither the Seller nor the Subsidiary has, to their Knowledge, engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Sold IP that is Registered IP.

(b) Trademarks. No trademark or trade name owned, used, or applied for by the Seller that is included in the Sold IP conflicts or interferes to the Knowledge of Seller with any trademark or trade name owned, used, or applied for by any other Person. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any trademark (whether registered or unregistered) owned, used, or applied for by the Seller that is included in the Sold IP.

(c) Legal Requirements and Deadlines. Each item of Sold IP that is Registered IP owned by the Seller is and at all times has been in material compliance with all legal requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Sold IP in full force and effect have been made by the applicable deadline. Seller has disclosed to Purchaser each action, filing, and payment that must be taken or made on or after the Effective Date in order to maintain such item of Sold IP in full force and effect.

(d) Interference Proceedings and Similar Claims. No interference, opposition, reissue, reexamination, or other Proceeding is or has been pending or, to the best of the Seller's Knowledge, threatened, in which the scope, validity, or enforceability of any Sold IP is being, has been, or could reasonably be expected to be contested or challenged. To the best of the Seller's Knowledge, there is no basis for a claim that any Sold IP is invalid or unenforceable.

(ix) Third-Party Infringement of Company IP. To the best of the Seller's Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Sold IP.

(x) Effects of This Agreement. Neither the execution, delivery, or performance of this Agreement or the Design and Build Contract, nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (a) a loss of, or Encumbrance (other than Permitted Encumbrances) on, any Sold IP; (b) a breach of or default under any Contract related to the Sold IP; (c) the release, disclosure, or delivery of any Sold IP by or to any escrow agent or other Person; or (d) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Sold IP.

(xi) No Infringement of Third Party IP Rights. Neither the Seller nor the Subsidiary has to their Knowledge ever infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person in connection with the development of the Sold IP or the Web Site, or engaged in unfair competition. No Sold IP, and no method or process used in the Web Site, infringes, violates, or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person, to the best of the Seller's Knowledge. To the best of the Seller's Knowledge, there is no legitimate basis for a claim that the Seller, the Subsidiary, or the Web Site has infringed or misappropriated any Intellectual Property Right of another Person in connection with the development of the Sold IP or the Web Site, or engaged in unfair competition. Without limiting the generality of the foregoing:

(a) Infringement Claims. No infringement, misappropriation, or similar claim or Proceeding concerning the Sold IP and the Web Site is pending or, to the best of the Seller's Knowledge, threatened against the Seller, the Subsidiary, or against any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by the Seller or the Subsidiary with respect to such claim or Proceeding. Neither the Seller nor any Subsidiary has ever received any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation by the Seller or the Subsidiary, any of their employees or agents, of any Intellectual Property Rights of another Person that concerns or relates to the Sold IP or the Web Site, including any letter or other communication suggesting or offering that the Seller or the Subsidiary obtain a license to any Intellectual Property Right of another Person to use the Sold IP or to create, maintain or operate the Web Site.

(b) Other Infringement Liability. Except with respect to standard indemnification agreements of its officers, directors, employees or contractors, neither the Seller nor the Subsidiary is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person (except as otherwise contemplated in this Agreement) with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation, or similar claim related to the Sold IP and the Web Site.

(c) Infringement Claims Affecting In-Licensed IP. To the best of the Seller's Knowledge, no claim or Proceeding which relates to Seller-licensed Intellectual Property Rights used in the Sold IP or the Web Site is pending or has been threatened.

(xii) Bugs. None of the software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed, or sold by the Seller (including any software that is part of, is distributed with, or is used in the design, development, provision, manufacturing, production, distribution, testing, maintenance, or support of the Sold IP and the Web Site, but excluding any third-party software that is generally available on standard commercial terms and is licensed to the Seller solely for internal use on a non-exclusive basis) (collectively, "***Seller Software***") (a) contains any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of data) that materially and adversely affects the use, functionality, or performance of such Seller Software or any product or system containing or used in conjunction with the Sold IP and the Web Site, or (b) fails to comply with any applicable warranty or other contractual commitment in the Design and Build Contract relating to the use, functionality, or performance of such Sold IP and the Web Site.

(xiii) Harmful Code. No Seller Software contains any "back door," "drop dead device," "time bomb," "Trojan horse," "virus," or "worm" (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user's consent.

(xiv) Source Code. The Source Code for all Seller Software contains clear and accurate annotations and programmer's comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions and best practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Seller Software. No source code for any Seller Software has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an officer of the Seller. Neither the Seller nor the Subsidiary has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Seller Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of the Source Code for any Seller Software to any other Person.

(xv) Open Source Code. Seller has disclosed to Purchaser (i) each item of Open Source Code that is contained in, distributed with, or used in the development of the Sold IP and the Web Site, (ii) the applicable license terms for each such item of Open Source Code, and (iii) the Asset to which each such item of Open Source Code relates.

(xvi) Seller Products. No Sold IP that is incorporated into or used in the Web Site contains, is derived from, is distributed with, or is being or was developed using Open Source Code that is licensed under any terms that (i) impose or could impose a requirement or condition that any Sold IP or part thereof (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making modifications or Derivative Works, or (C) be redistributable at no charge, or (ii) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability of the Purchaser to use the Sold IP or operate the Web Site.

(xvii) Privacy Policy. Seller has disclosed to Purchaser its Privacy Policy and identified, with respect to each Privacy Policy, (i) the period of time during which such privacy policy was or has been in effect, (ii) whether the terms of a later Privacy Policy apply to the data or information collected under such privacy policy, and (iii) if applicable, the mechanism (such as opt-in, opt-out, or notice only) used to apply a later Privacy Policy to data or information previously collected under such privacy policy.

(xviii) Personal Data. Seller has disclosed to Purchaser each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Seller at any time since January 1, 2010 (the "***Databases***"), the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database. No breach or violation of any such security policy has occurred or, to the best of the Seller's Knowledge, is threatened, and to the Seller's Knowledge, there has been no unauthorized or illegal use of or access to any of the data or information in any of the Databases.

(xix) Government Authorizations. No Government Authorizations are necessary for the operation of the Web Site, except those which have been obtained by the Seller or which are immaterial to the operation of the Web Site. The Seller has obtained the registration of the Registered IP included within the Sold IP.

3.4 Authority. The Seller has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement, and the execution, delivery and performance by the Seller of this Agreement, and the execution, delivery and performance by the Subsidiary of the Design and Build Contract, has each been duly authorized by all necessary action on the part of the Seller, the Subsidiary and its shareholders, members, board of directors and officers, as the case may be. This Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.5 Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by Seller by or in respect of, or filing with, any Governmental Body or Governmental Authorization.

3.6 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Seller, nor the execution and delivery of the Design and Build Contract by the Subsidiary, nor the consummation or performance of this Agreement and the Design and Build Contract will, directly or indirectly (with or without notice or lapse of time):

(a) contravene or result in a violation of, or give any Governmental Body or other Person the right to challenge this Agreement or the Design and Build Contract, or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Subsidiary or the Seller, or any of the Assets, is subject;

(b) cause the Purchaser or any Affiliate of the Purchaser to become subject to, or to become liable for the payment or increase in any Tax;

(c) contravene or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that relates to the Assets;

(d) contravene or result in a material violation or material breach of, or result in a material default under, any provision of any Contract;

(e) give any Person the right to (i) declare a default or exercise any remedy under any Contract, (ii) accelerate the maturity or performance of any Contract, or (iii) cancel, terminate or modify any Contract; or

(f) result in the imposition or creation of any Encumbrance (other than Permitted Encumbrances) upon or with respect to any of the Assets.

None of the Seller or the Subsidiary was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of this Agreement or the Design and Build Contract, or the sale of the Assets.

3.7 Brokers. Neither the Seller nor the Subsidiary has agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder's fee or similar commission or fee in connection with the sale of the Assets.

3.8 Certain Business Practices. None of the Seller or the Subsidiary or, to the Knowledge of the Seller or the Subsidiary, any of their respective directors, officers, managing members, agents, Representatives or employees (in their capacity as such) has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the business; (b) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authorization, in the United States or any other country, which is in any manner illegal under any Legal Requirement of the United States or any other country having jurisdiction; or (c) made any payment to any customer or supplier of the Seller or the Subsidiary or any officer, director, partner, employee or agent of any such customer or supplier for an unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in respect of the business.

3.9 Full Disclosure. This Agreement does not contain any Seller untrue statement of material fact or omit to state a material fact of Seller necessary to make any of the representations, warranties or other statements or Seller information contained herein not misleading. All of the Seller information set forth herein, and other information regarding the Seller, the Assets, and the Subsidiary, by or on behalf of the Seller or by any Representative of the Seller, is accurate and complete in all material respects.

3.10 Full Value Representation and Payment. The Purchase Price paid by the Purchaser to the Seller under the terms of this Agreement represents full and sufficient value for the sale of the Assets. The Seller is receiving the full Purchase Price payable under this Agreement irrespective of whether such Purchase Price is paid directly to the Seller or is paid indirectly at the direction of the Seller to the Subsidiary.

4. Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to and for the benefit of the Seller, as follows:

4.1 Corporate Existence and Power. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Colorado, and has all corporate power required to conduct its business as now conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Purchaser's business, financial condition, or results of operations.

4.2 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Body by Purchaser or the receipt of any Governmental Authorization by Purchaser.

4.3 No Conflicts; Consents. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby are not prohibited by, and will not violate or conflict with, any provision of the charter documents of the Purchaser, or any Legal Requirement or any provision of any Contract to which Purchaser is a party, except where any of the foregoing would not have, individually or in the aggregate, a Material Adverse Effect on the business, financial condition or results of operations of Purchaser.

4.4 Authority; Binding Nature of Agreements. The Purchaser has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and the Design and Build Contract, and the execution, delivery and performance by the Purchaser of this Agreement and the Design and Build Contract has been duly authorized by all necessary action on the part of the Purchaser. This Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.5 Brokers. The Purchaser has not become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder's fee or similar commission or fee in connection with the sale of the Assets or the grant of the License.

4.6 Valid Issuance. The Purchaser Shares to be issued pursuant to this Agreement (and the Design and Build Contract) will, when issued in accordance with the provisions of this Agreement (and the Design and Build Contract), be validly issued, fully paid and nonassessable, assuming the accuracy of the representations and warranties of Seller in this Agreement.

4.7 Compliance with Laws and Court Orders. Purchaser is in compliance with, and to the knowledge of Purchaser is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Legal Requirement, except, in each case, where the failure to comply with such Legal Requirements has not had or would reasonably be expected not to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Body outstanding against the Purchaser that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, or that in any manner seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby.

4.8 Litigation. There is no action, suit, investigation or proceeding pending against, or to the Knowledge of Purchaser, threatened against or affecting Purchaser before any arbitrator or any Governmental Body which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser or in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

4.9 Full Disclosure. This Agreement does not contain any Purchaser untrue statement of material fact or omit to state a material fact of Seller necessary to make any of the representations, warranties or other statements or Purchaser information contained herein not misleading. All of the Purchaser information set forth herein, and other information regarding the Purchaser and the Purchase Price, by or on behalf of the Purchaser or by any Representative of the Purchaser, is accurate and complete in all material respects.

4.10 Extended Payment Terms. The grant of extended payment terms by the Seller or the Subsidiary to the Purchaser hereunder, or under the Design and Build Contract, will not in any way diminish the obligation of Purchaser to pay the full Purchase Price to the Seller or the Subsidiary, as designated by the Seller.

5. GRANT OF LICENSE AND TERMS.

5.1 License Grant; Compensation; Inclusions. Licensor hereby grants the License to the Licensee for the License Term. The License shall cover all Licensed IP and all updates, versions and enhancements thereof as defined in Phase I of the Design and Build Contract. In consideration of the grant of the License, the Licensee shall pay Licensor its portion of the Fee Split, as defined herein. The Licensed IP may be used by Licensee at up to three physical locations in the United States, and may also be used by Licensee in conjunction with Private Label Sites operated by Customers, so long as such Customers are granted a sublicense by Licensee with the prior written

Consent of Licensor. Licensor shall have the sole and absolute right to approve or disapprove any sublicense of the Licensed IP by Licensee. The License shall include the right to use, employ, display, commercialize, run, exploit and reproduce the software portion of the Licensed IP, subject to the obligation of Licensee to assign to Licensor any Derivative Technology that Licensee develops using the software portion of the Licensed IP. The License includes the grant to Licensee of the unlimited right to use, employ, display, commercialize, run, exploit and reproduce the software portion of the Licensed IP for internal use by Licensee.

5.2 Ownership and Exclusions. The grant of the License creates no ownership rights for Licensee in the Licensed IP, which remains and will remain the exclusive property of Licensor at all times relevant hereto, unless Licensor transfers such ownership to another Person, and all rights to apply or license the Licensed IP to Seller Products shall remain with Seller. Licensee shall own Assets and the Sold IP related to the Services offered to Customers through the Web Site and Private Label Sites; *provided, however*, that to the extent the Web Site and/or any Private Label Sites use the Licensed IP in the operation of same, that use shall not in any way constitute a transfer of ownership of the Licensed IP, which shall remain at all times the sole property of Licensor. Other than those rights as expressly set forth herein, no license or right, either express or implied, is granted herein, whether by implication, estoppel, reliance, or otherwise, by any Party to the other Party with respect to or under any of the other Party's Intellectual Property Rights.

5.3 Additional Obligations of Licensee. In addition to the obligation to pay Licensor its portion of the Fee Split, the Licensee agrees to:

(i) allow only Customers to have access to and use the Development Software and Licensed Software, solely and exclusively for the purpose of obtaining the Services;

(ii) use the Development Software and Licensed Software only in accordance with the applicable Documentation;

(iii) to abide by reasonable usage guidelines for trademarks and copyrights included in the Licensed IPi

(iv) provide Notice to Licensor if Licensee has reason to believe a Customer will use any Licensed IP outside the Target Markets, and not to permit the use of the Licensed IP by any Customer if Licensee knows, or has reason to know, that such Licensed IP may be sold or transferred, directly or indirectly, for use outside the Target Markets;

(v) shall undertake such other steps as the Licensor may reasonably request to assist the Licensor in monitoring the quality of the Services provided by the Licensee using the Licensed IP, so as to ensure that the use of the Licensed IP is consistent with the reputation for quality and prestige of services associated with the Licensed IP;

(vi) include on any copy of the Licensed IP all relevant Intellectual Property Rights notices that are provided by Licensor to Licensee;

(vii) remove all copies of the Licensed IP from any computer or storage device that Licensee divests itself from;

(viii) not modify, reverse engineer, reverse compile or otherwise disassemble the Object Code of, or otherwise determine the Source Code for, the software portion of the Licensed IP, except as may be specifically permitted hereunder;

(ix) not sell, license, sublicense, lend, lease, distribute or otherwise transfer the software portion of the Licensed IP to any third party, except as specifically provided in Section 5.1;

(x) not make or have made any copies of the software portion of the Licensed IP except as required in furtherance of Licensee's rights and obligations under this Agreement or any sublicense approved by Licensor;

(xi) destroy all copies of a prior release or version of the software portion of the Licensed IP once Licensee no longer has any technical support obligations to Customers for Services which incorporates, or works in conjunction with, such prior release or version; *provided however*, that Licensee may retain one (1) copy of each prior release and version of the software portion of the Licensed IP for archival purposes only;

(xii) protect the Licensed IP from any use, reproduction, publication, distribution or disclosure not specifically authorized by this Agreement;

(xiii) Licensee will be solely responsible for providing, in a manner consistent with good industry practice, First Level Support Services to Customers in connection with the Services. Licensee may not refer any Customer to Licensor for First Level Support Services unless Licensor consents to such referral. As used herein, "***First Level Support Services***" means the technical support that Licensee, or a third-party on behalf of Licensee, provides to Customers, including, but not limited to, the following:

(a) All equipment, connectivity and all other costs associated with deploying a portal, including but not limited to all bandwidth and co-location charges;

(b) Providing first-line support for Customers consisting of fielding and promptly addressing, via a telephone support line, the Internet, email, *etc.*, all questions from Customers; *provided, however*, that Licensee may engage the assistance of Licensor via Second Level Support Services if Licensee is unable to respond adequately to Customers without such assistance from Licensor;

(c) Addressing all Discrepancies reported by Customers and making a best effort attempt to determine the cause of such Discrepancy; and

(d) Promptly reporting to Licensor all Discrepancies that Licensee is unable to correct, delivering to Licensor the information and data needed or requested by Licensor to enable Licensor to reproduce and correct such Discrepancies, and delivering to Customers work-around solutions to assure the provision of the Services to Customers, as necessary under the circumstances.

5.4 Obligations of Licensor. In addition to the obligation to pay Licensee its portion of the Fee Split in those instances where Licensor hosts the Web Site or one or more Private Label Sites, Licensor agrees to:

(i) provide support and maintenance services to Licensee (but not to Customers except at Licensor's sole discretion)("***Second Level Support Services***"), in connection with Licensee's use of the Licensed IP, subject to payment by Licensee of all applicable Support Services Fees, including addressing Discrepancies as requested by Licensee's First Level Support Services personnel, creating Corrections, and If required, escalating unresolved Discrepancies to highly experienced personnel of Licensor for assistance with the creation and testing of emergency patches to the software included in the Licensed IP or the creation and testing of new releases and/or new versions of such software;

(ii) to abide by the Non-Compete for the License Term. In this regard, the Parties agree that the restriction contained in this Section 5.4 (ii) are no greater than is reasonable and necessary for the protection of the interest of Licensee, but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be and to the minimum extent necessary to make it valid and enforceable. Licensee agrees that nothing in this Agreement shall restrict the Licensor from continuing to conduct its business or otherwise exploiting any of its Intellectual Property Rights and the Retained IP from and after the Effective Date by license or sublicense to third party customers of Licensor;

(iii) maintain the Licensed IP free and clear of all liens, claims or other similar encumbrances that would materially interfere, or the exercise of which would materially interfere, with Licensee exercising the rights granted in this Agreement;

(iv) shall permit Licensee to access, reproduce and use all know-how included in the Licensed IP in connection with Licensee's exercise of rights and performance of obligations under this Agreement, including enhancements or updates to such know-how. The content and means of such access shall be determined by the Parties with the goals of disclosure of all necessary information that Licensee requires in order to offer the Services to its Customers, bearing in mind the need for efficiency and cost-effectiveness. Without limiting the foregoing, Licensor shall, at the reasonable request of Licensee exercised not more than once per calendar quarter, make available such personnel reasonably familiar with the Licensed IP to consult with and assist the Licensee during normal business hours in implementing such Licensed IP, including the know-how related to the Licensed IP; and

(v) shall control, at its own cost and expense and in its discretion, the Prosecution and Maintenance of all Registered IP. Accordingly, prosecution costs and governmental fees (including filing fees, taxes and annuities) relating to the worldwide Prosecution and Maintenance of the Registered IP included in the Licensed IP will be borne by Licensor. If Licensor decides that it will not continue to Prosecute and Maintain one or more portions of the Registered IP, then Licensor shall promptly notify Licensee at least sixty (60) days prior to the lapse of the registration of the Registered IP.

5.5 Mutual Obligations of Licensor and Licensee. Licensor and Licensee agree that:

(i) Each of Licensee and Licensor shall maintain complete and accurate accounting records and other documentation, for a period of at least three (3) years to support each Party's compliance with this Agreement. On or before the forty-fifth (45th) day after the end of each calendar quarter, each Party shall provide the other Party documentation for each calendar quarter during the License Term of (a) revenue derived from the Services and received by the reporting Party from Customers; (b) all third party cloud, network, storage and management costs or charges incurred by a reporting Party which are reimbursed to the reporting Party, including supporting documentation that may be requested by the non-reporting Party necessary to verify the amount of such charges; and (c) the number of Customers who subscribed, directly or indirectly, to the Services and the license or sublicense fees paid by each Customer. The foregoing financial information shall be calculated in accordance with GAAP. Each Party shall further provide to the other Party copies of any reviewed and/or audited financial statements within twenty (20) Business Days after they become available. If the non-reporting Party identifies any material inconsistency with any of the information provided by the Reporting Party, then the Reporting Party shall permit the non-Reporting Party to examine during normal business hours any relevant books and records of the Reporting Party as may be reasonably necessary to verify the accuracy of any such information. Each Party shall also have the right to engage a certified public accounting firm to audit the records of the other Party with respect to the foregoing financial information, provided, however, that a Party may request an audit only once within any 12-month period during the License Term. Such accountants may be required by the requesting Party to enter into a reasonably acceptable confidentiality agreement, and such accountants shall disclose to the requesting Party, with a copy to the non-requesting Party, only whether the Fee Split and associated reports or accountings are correct or incorrect, and the amount of discrepancy, if any. If an audit determines that an underpayment amount is greater than five percent (5%) of the amount payable to the requesting Party, the non-requesting Party will promptly reimburse the requesting Party for all reasonable fees and costs that the requesting Party incurred in performing such audit, in addition to any Fee Split due to the other Party.

(ii) During the License Term, neither Party shall enter into any Contract that conflict with the provisions of this Agreement or prevents a Party from performing its obligations under the Agreement.

(iii) Each Party receiving Confidential Information (a "***Receiving Party***") recognizes that Confidential Information of the Disclosing Party constitutes highly valuable assets of the Disclosing Party. For clarity, to the extent the Sold IP and related information relates to the Services, such information shall be deemed Confidential Information of Licensee, and to the extent information relates to the Reserved IP or Licensor's business after the Effective Date, such information shall be deemed Confidential Information of Licensor. Each Receiving Party agrees that from and after the Effective Date it will not disclose, and will cause its Affiliates and licensees and sublicensees and their respective Representatives not to disclose, any Confidential Information of the Disclosing Party and it will not use, and will cause its Affiliates and sublicensees and their respective Representatives not to use, any Confidential Information of the Disclosing Party except as expressly permitted under this Agreement. For avoidance of doubt, each Disclosing Party agrees that disclosure of its Confidential Information may be made by the Receiving Party to its Affiliates and Representatives to enable the Receiving Party to exercise its rights or to carry out its responsibilities under this Agreement; *provided, however*, that, any such disclosure shall only be made on a need-to-know basis in each case under appropriate confidentiality provisions. In addition, Licensor agrees that Licensee may disclose its Confidential Information (a) on a need-to-know basis to Licensee's legal and financial advisors, (b) as reasonably necessary in connection with an actual or potential (i) Licensor-permitted sublicenses of Licensee's rights hereunder, (ii) debt or equity financing of Licensee, or (iii) transfer or sale of all or substantially all of Licensee's assets or business (or the portion of such business which includes the development and commercialization of the Web Site or Private Label Sites contracted to use the Services), or the Licensee's merger, consolidation, change in control or similar transaction, (c) for any other purpose with Licensor's written consent, not to be unreasonably withheld, conditioned or delayed; provided, that, any such disclosure or transfer under clause (a), (b) or (c) shall only be made under appropriate confidentiality provisions consistent with the nature of the Confidential Information so disclosed. In addition, each Disclosing Party agrees that the Receiving Party may disclose its Confidential Information as required by applicable laws or regulations; provided, that, in the case of any such disclosure, the Receiving Party shall if practicable, provide the Disclosing Party with reasonable advance notice of and an opportunity to comment on any such required disclosure, and cooperate with the other Party in obtaining confidential treatment or a protective order with respect to any such disclosure, at the Disclosing Party's expense.

(iv) Unless otherwise expressly stated in this Agreement, all amounts specified in this Agreement are in United States Dollars, and all payments under this Agreement shall be paid in United States Dollars. If any currency conversion shall be required in connection with the payment of the Fee Split, such conversion shall be calculated by the paying Party using the exchange rate on the date of payment from a Customer; provided, however, that if the number of Customers in countries outside the United States is greater than 5,000, then in that event the exchange rate will be calculated by the paying Party using the date of payment of the Fee Split;

(v) Each Party shall promptly bring to the attention of the other Party any infringement or misappropriation of the Licensed IP by any Third Party.

(vi) Each Party shall inform the other Party of any notification or other information whether received, directly or indirectly, regarding adverse events or other issues that could reasonably affect the security, licensing, sublicensing, quality, or effectiveness of the Licensed IP or its function in offering the Services, and/or which may have a Material Adverse Effect on the business of Licensee or Licensor, in each case in a timely manner commensurate with the seriousness of the event or issue.

(vii) Each Party shall keep the other Party reasonably informed of any communications with any Governmental Body that are (or reasonably could be) material to the other Party's business or operations.

5.5 Infringement by Third Parties. The Parties further agree:

(i) subject to (iii) below, Licensee shall have the first right, but not the obligation, after notice to Licensor, to take enforcement action or defend against any Infringer with respect to the Target Markets ("***Licensee Action***"). In the event of any Licensee Action, Licensee shall have the sole right and discretion to select counsel and to conduct and control any action or litigation (including settlement thereof), and shall be entitled to any awards or sums resulting therefrom; provided that Licensee shall keep Licensor reasonably informed of the progress of any such Licensee Action (including status of any settlement negotiations and the terms of any offer related thereto) and consider in good faith any impact such Licensee Action may have on the rights of Licensor in the Licensed IP. In any such Licensee Action, as requested by Licensee, Licensor shall provide reasonable cooperation, including, joining as a party to such action to the extent necessary to maintain the action (such as through standing). All recoveries in any such Licensee Action will be retained solely by Licensee.

(ii) subject to (iii) below, Licensor shall have the sole obligation to take enforcement action or defend against any Infringer that is infringing on the Licensed IP outside of the Target Markets ("***Licensor Action***"). In the event of any Licensor Action, Licensor shall have the sole right and discretion to select counsel and to conduct and control any action or litigation (including settlement thereof); provided that Licensor will consider in good faith any impact such Licensor Action may have on the rights of Licensee in the Licensed IP. Licensor shall be solely entitled to any awards or sums resulting from such Licensor Action. In any Licensor Action, as requested by Licensor, Licensee shall provide reasonable cooperation at Licensor's expense.

(iii) in the case of any Infringer acting in both the Target Markets (or any one of such markets) and outside of the Target Markets, the Parties shall first consult with each other regarding any actions to be taken against such Infringer. In the event that the Parties cannot agree on any joint action against such Infringer, each Party may take an enforcement action or defend against such Infringer as provided under (i) and (ii) above ("***Other Action***"). If the Party with the initial right to enforce against such Infringer as set forth in (i) and (ii) above fails to take an Other Action within sixty (60) days of its receipt of notice of such infringement or misappropriation (or shorter period as reasonably necessary to preserve the right to commence an enforcement action therefor), then the other Party may commence or defend and control such Other Action, at its own expense. The Party commencing or defending any such Other Action (the "***Enforcing Party***") shall keep the other Party reasonably informed of the progress of any such Other Action, and such other Party shall have the right to join, but not to control, such Other Action with counsel of its own choice, at its own expense. In any event, the other Party shall reasonably cooperate with the Enforcing Party, including providing information and materials, at the Enforcing Party's request and expense. In the event that the Enforcing Party is unable to initiate or prosecute such Other Action solely in its own name or it is otherwise advisable in order to obtain an effective remedy, the other Party will join, but not control, at the Enforcing Party's request and expense, such Other Action and will execute all documents necessary for the Enforcing Party to initiate litigation and prosecute and maintain such Other Action. Each Party will keep the other Party informed of developments in and the status of any such Other Action, including status of any settlement negotiations and the terms of any offer related thereto; provided, however, no settlement, compromise or other disposition of any such Other Action shall be completed without the prior written consent of both Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

5.6 Termination. The License shall commence on the Effective Date and terminate at the end of the License Term, subject to earlier termination as described below, under "License Term," and under "Termination Event." Licensor may terminate this Agreement immediately upon written notice to Licensee if Licensee or any of its Affiliates commences or actively participates in an action in which it challenges the validity or enforceability of any of the Registered IP, except to the extent such challenge is made in defense of a suit or other action by Licensor or its Affiliates asserting Registered IP against Licensee or its Affiliates.

5.7 Consequences of Termination. If this Agreement is terminated by Licensor prior to the expiration of the License Term, and any breach or violation which led to the termination is and remains uncured at the end of the relevant cure period, if any:

(i) the License by Licensor to Licensee shall immediately terminate;

(ii) Licensee shall promptly return all Confidential Information of Licensor; provided, that Licensee may retain one (1) copy of Confidential Information of Licensor in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder; and

(iii) each sublicensee of Licensee shall be considered a direct licensee of Licensor; provided, that, (i) such sublicensee is then in material compliance with all terms and conditions of its sublicense, (ii) all accrued payments obligations of such sublicensee to Licensee have been paid, and (iii) such sublicensee agrees in writing to remain in compliance with all terms and conditions of the sublicense (subject to any notice and cure period provisions contained in any such sublicense agreement with such sublicensee).

6. INDEMNIFICATION.

6.1 Licensor/Seller Indemnification.

(i) Licensor shall defend, indemnify, and hold Licensee and Licensee's Affiliates and their respective licensees and sublicensees and in each case, their Representatives (the "***Licensee Indemnitees***") harmless from and against any and all liabilities, damages, expenses, and recoveries (including court or arbitration costs and reasonable attorneys' fees, expert witness fees, and expenses) (collectively, "***Liabilities***") resulting from Third Party claims, suits, proceedings, actions, and demands (collectively, "***Claims***") to the extent that such Claims arise out of, are based on, or result from (a) the authorized use, license, sublicense, offer, and other commercialization of Licensed IP after the Effective Date (including products liability or similar Claims by licensees or sublicensees of the Licensed IP pursuant to licenses or sublicenses granted by Licensor or its Affiliates to other customers of Licensor (other than Licensee or its Affiliates, licensees, or sublicensees); or (b) the willful misconduct or negligent acts of Licensor, its Affiliates or Representatives, or Licensor's licensees or sublicensees of the Licensed IP other than Licensee and its Affiliates. The foregoing indemnity obligation shall not apply to the extent that the Licensee Indemnitees fail to comply with the indemnification procedures set forth in Section 6.3 and Licensor's defense of the relevant Claims is prejudiced by such failure, or to the extent that any Claim or Liability arises from, is based on, or results from (a) the unauthorized use, license, sublicense, offer, and other commercialization of Licensed IP by Licensee, its Affiliates, or their respective licensees or sublicensees; (b) a material breach of any of Licensee's representations, warranties, or obligations under this Agreement; or (c) the willful misconduct or negligent acts of Licensee, its Affiliates, or their respective licensees or sublicensees, or in each case, their respective Representatives.

(ii) Seller shall defend, indemnify, and hold Purchaser and its Affiliates and their respective Representatives (the "***Purchaser Indemniees***") harmless from and against any and all Liabilities resulting from (a) Third Party Claims to the extent that such Claims arise out of, are based on, or result from (i) the Seller's sale of the Assets, including all right, title and interest thereto, to Purchaser, and Purchaser's ownership of the Assets, or (ii) a material breach of Seller's representations, warranties or obligations contained in this Agreement related to the Assets, and (b) Claims by Licensor or its Affiliates related to the sale of the Assets to Licensee hereunder. The foregoing Third Party indemnity obligation shall not apply to the extent that the Purchaser Indemnitees fail to comply with the indemnification procedures set forth in Section 6.3 and Licensor's defense of the relevant Claims is prejudiced by such failure, or to the extent that any Claim or Liability arises from, is based on, or results from (a) a material breach of any of Purchaser's representations, warranties, or obligations under this Agreement; or (b) the willful misconduct or negligent acts of Purchaser, its Affiliates, or their respective Representatives. The foregoing indemnity obligation as it pertains to Claims asserted by Seller or its Affiliates against Purchaser or its Affiliates shall not apply to the extent that any Claim or Liability arises from, is based on, or results from a material breach of any of Purchaser's representations, warranties, or obligations under this Agreement.

6.2 Licensee/Purchaser Indemnification.

(i) Licensee shall defend, indemnify, and hold Licensor and Licensor's Affiliates and their respective licensees and sublicensees and in each case, their Representatives (the "***Licensor Indemnitees***") harmless from and against any and all Liabilities resulting from Third Party Claims to the extent that such Claims arise out of, are based on, or result from (a) the unauthorized use, license, sublicense, offer, and other commercialization of Licensed IP after the Effective Date by Licensee or its Affiliates, licensees or sublicensees (including products liability or similar Claims by licensees or sublicensees of the Licensed IP pursuant to licenses or sublicenses granted by Licensee or its Affiliates to Customers, and including, without limitation, any Claims related to use of the Licensed IP outside of the Target Markets); or (b) the willful misconduct or negligent acts of Licensee, its Affiliates or Representatives, or Licensee's licensees or sublicensees of the Licensed IP. The foregoing indemnity obligation shall not apply to the extent that the Licensor Indemnitees fail to comply with the indemnification procedures set forth in Section 6.3 and Licensee's defense of the relevant Claims is prejudiced by such failure, or to the extent that any Claim or Liability arises from, is based on, or results from (a) the use, license, sublicense, offer, and other commercialization of Licensed IP by Licensor, its Affiliates, or their respective licensees or sublicensees (other than to Licensee, its Affiliates, and Customers); (b) a material breach of any of Licensor's representations, warranties, or obligations under this Agreement, including compliance with the Non-Compete; or (c) the willful misconduct or negligent acts of Licensor, its Affiliates, or their respective licensees or sublicensees (other than Licensee, its Affiliates, and Customers), or in each case, their respective Representatives. In this regard, Licensor's consent to a license or sublicense by Licensee or its Affiliates shall not be construed as waiving any right to indemnification hereunder.

(ii) Purchaser shall defend, indemnify, and hold Seller and its Affiliates and their respective Representatives (the "***Seller Indemniees***") harmless from and against any and all Liabilities resulting from (a) Third Party Claims to the extent that such Claims arise out of, are based on, or result from (i) the Purchaser's ownership, use, and maintenance of the Assets after the Effective Date, or (ii) a material breach of Purchaser's representations, warranties or obligations contained in this Agreement related to the Assets, and (b) Claims by Licensor related to the payment or non-payment of the Purchase Price for the Assets. The foregoing Third Party indemnity obligation shall not apply to the extent that the Seller Indemnitees fail to comply with the indemnification procedures set forth in Section 6.3 and Licensee's defense of the relevant Claims is prejudiced by such failure, or to the extent that any Claim or Liability arises from, is based on, or results from (a) a material breach of any of Seller's representations, warranties, or obligations under this Agreement; or (b) the willful misconduct or negligent acts of Seller, its Affiliates, or their respective Representatives. The foregoing indemnity obligation as it pertains to Claims asserted by Purchaser or its Affiliates against Seller or its Affiliates shall not apply to the extent that any Claim or Liability arises from, is based on, or results from a material breach of any of Seller's representations, warranties, or obligations under this Agreement.

6.3 Indemnification Procedures. The Party claiming indemnity under this Section 6 (the "***Indemnified Party***") shall give written notice to the Party from whom indemnity is being sought (the "***Indemnifying Party***") promptly after learning of such Claim. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party's expense, in connection with the defense of the claim for which indemnity is being sought. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense; provided, however, the Indemnifying Party shall have the right to assume and conduct the defense of the claim with counsel of its choice. The Indemnifying Party shall not settle any claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld, unless the settlement involves only the payment of money. So long as the Indemnifying Party is actively defending the claim in good faith, the Indemnified Party shall not settle any such claim without the prior written consent of the Indemnifying Party. If the Indemnifying Party does not assume and conduct the defense of the claim as provided above, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to the claim in any manner the Indemnified Party may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (ii) the Indemnifying Party will remain responsible to indemnify the Indemnified Party as provided in this Section 6.

6.4 Set-Off Right. In additional to any rights and remedies available under this Agreement and applicable Law, the Indemnified Party shall be entitled to offset any and all amounts incurred by Indemnified Party or its Affiliates or their respective licensees or sublicensees with respect to which the Indemnified Party or its Affiliate or their respective licensees or sublicensees are entitled to indemnification hereunder against amounts payable by the Indemnified Party to the Indemnifying Party pursuant to this Agreement; *provided, however*, that the Indemnified Party may not effect any such offset unless and until one of the following shall have occurred: (i) the Indemnifying Party shall have acknowledged in writing its obligation to indemnify hereunder and shall not dispute the indemnification obligation, (ii) the Indemnifying Party shall have failed to give written notice to the Indemnified Party within twenty (20) Business Days of the receipt by the Indemnifying Party of a written notice of claim pursuant to this Section 6 to dispute the Indemnifying Party's obligation to indemnify hereunder or the amount of such claim, or (iii) if the Indemnifying Party shall have timely given the notice described in clause (ii) of this sentence, the Indemnified Party deposits the amount of such offset in escrow to be held and disbursed by an escrow agent pending the outcome of the resolution of any dispute.

6.5 Insurance. Each Party, but only to the extent consistent with the financial position of each Party, shall procure and maintain insurance, including product liability insurance, adequate to cover its obligations hereunder and consistent with normal business practices of prudent companies similarly situated at all times during the License Term. It is understood that such insurance shall not be construed to create a limit of either Party's liability with respect to its indemnification obligations under this Section 6 or that the maintenance of such insurance shall not be construed to relieve either Party of its other obligations under this Agreement. Each Party shall provide the other with written evidence of such insurance upon request. Each Party shall provide the other with written notice at least thirty (30) days prior to the cancellation, non-renewal or material change in such insurance.

6.6 Sole Remedy. The indemnification provisions provided for hereunder will be the exclusive remedy for any breach of this Agreement; *provided however*, nothing in this Agreement shall limit the rights and remedies of any Indemnified Party in connection with (i) any fraud or willful breach of this Agreement, or (ii) seeking any equitable remedies, including any injunctive or other provisional relief.

7. MISCELLANEOUS.

7.1 Attorneys' Fees. If any legal or arbitration action or other legal or arbitration proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Party to this Agreement, the prevailing Party shall be entitled to recover reasonable attorneys' and expert witness fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled), except as otherwise directed by the relevant court or arbitrator(s), as the case may be.

7.2 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, U.S. Postal Service, or by courier service) to the address set forth beneath the name of such party below (or to such other address or a facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to the Seller/Licensor:

ZeroNines Technology, Inc.
450 East Happy Canyon Road
Castle Rock, Colorado 80108
Attention: John C. Botdorf

with a copy to (which shall not constitute notice):

Alan S. Gin
308 42nd Avenue
San Mateo, California 94403

if to Purchaser:

ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80111
Attention: John C. Botdorf

with copies to (which shall not constitute notice):

Alan S. Gin
308 42nd Avenue
San Mateo, California 94403

Robert W. Walter, Esq.
Richardson & Patel, LLP
9660 East Prentice Circle
Greenwood Village, Colorado 80111

7.3 Time of the Essence. Time is of the essence of this Agreement.

7.4 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.5 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

7.6 Governing Law; Venue; Arbitration.

(i) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Colorado (without giving effect to principles of conflicts of laws).

(ii) Except as otherwise set forth in this Section 7, the Parties hereby consent to the jurisdiction of the courts located in the County of Douglas, State of Colorado, United States, for any claim relating to the enforcement of, or any rights under this Agreement.

(iii) In the event that there is a dispute relating to this Agreement, such dispute (an "***Arbitrable Dispute***") shall be settled by binding arbitration pursuant to this Section 7. For avoidance of doubt, nothing in this Section 7 shall prevent any Party from seeking preliminary injunctive relief or the enforcement of any arbitration award from a court of competent jurisdiction in any venue.

(iv) Except as herein specifically stated, any Arbitrable Dispute shall be resolved by arbitration in Denver, Colorado in accordance with the Commercial Arbitration Rules, as then amended and in effect, of the

American Arbitration Association (the "*AAA Rules*"). However, in all events, the provisions contained herein shall govern over any conflicting rules which may now or hereafter be contained in the AAA Rules. Any judgment upon the award rendered by the arbitrators shall be entered in any court having jurisdiction over the subject matter thereof. The arbitrators shall have the authority to grant any equitable and legal remedies that would be available if any judicial proceeding was instituted to resolve an Arbitrable Dispute. The final decision of the arbitrators, as entered by a court of competent jurisdiction, will be furnished by the arbitrators to the parties hereto in writing and will constitute a final, conclusive and non-appealable determination of the issue in question, binding upon the parties, and an Order with respect thereto may be entered in any court of competent jurisdiction.

(v) Any such arbitration will be conducted before a panel of three arbitrators, who will be compensated for their services at a rate to be determined by the Parties or by the American Arbitration Association (the "*AAA*"), but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon the rate of compensation.

(vi) The arbitrators shall be mutually agreed upon by Purchaser/Licensee and Seller/Licensor. In the event the Parties are unable to agree within fifteen (15) Business Days following submission of the dispute to the AAA by one of the Parties, each of the Parties will select one arbitrator, and the two arbitrators will select a third arbitrator from a list of arbitrators.

(vii) No arbitrator shall have any past or present family, business or other relationship with any Party or any Affiliate thereof or director or officer thereof, unless following full disclosure of all such relationships, the Parties agree in writing to waive such requirement with respect to an individual in connection with any dispute.

(viii) Subject to legal privileges, each Party will be entitled to discovery in accordance with the U.S. Federal Rules of Civil Procedure. The Parties agree to act in Good Faith to promptly exchange relevant documents.

(ix) At the arbitration hearing, each Party may make written and oral presentations to the arbitrators, present testimony and written evidence and examine witnesses. The arbitrators shall be instructed to render an award, with written opinion, no later than ten (10) Business Days after the conclusion of such hearing, in each case unless otherwise mutually agreed in writing by the Parties.

(x) The Parties will each pay fifty percent (50%) of the initial compensation to be paid to the arbitrator(s) in any such arbitration and fifty percent (50%) of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; *provided, however,* that: (A) the prevailing Party in any arbitration will be entitled to an award of reasonable and documented attorneys' fees and costs; and (B) all costs of arbitration, other than those provided for above, will be paid by the losing Party, and the arbitrator(s) will be authorized to determine the identity of the prevailing Party and the losing Party.

(xi) The arbitrator(s) chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provisions contained in this Section 7.

(xii) Except as specifically otherwise provided in this Section 7, arbitration will be the sole and exclusive remedy of the parties for any Arbitrable Dispute or any other dispute arising out of or relating to this Section 7 or this Agreement.

(xiii) Upon resolution of the arbitration described above in this Section 7, if the arbitrator's award is payable to a Party, the paying Party shall, within ten (10) Business Days following the entry of the arbitrator's decision by a court of competent jurisdiction, or such shorter period of time as may be set forth in the arbitrator's decision, pay the amount of the award specified in the arbitrator's decision, if any, to the other Party.

7.7 Successors and Assigns; Parties in Interest.

(i) This Agreement shall be binding upon: the Seller and its successors and assigns (if any); and the Purchaser and its successors and assigns (if any). This Agreement shall inure to the benefit of: the Seller; the Purchasers; the other Indemnitees ; and the respective successors and assigns (if any) of the foregoing.

(ii) The Purchaser shall not be permitted to assign any of its rights or benefits under this Agreement without the Seller's prior written consent, which may be granted or withheld in the sole discretion of the Seller. For the avoidance of doubt, no assignment of the License shall be valid unless Seller shall have consented in writing to such assignment after receipt of written notice of such proposed assignment from Licensee. Licensor may grant or withheld consent to any purported or proposed assignment at Licensor's sole and absolute discretion. Any assignment which occurs without the prior written consent of Licensor shall void the License 30 days after written notice from Licensor to Licensee. The Licensee shall not be permitted to delegate any of its obligations under this Agreement without the Licensor's prior written consent, provided however that the Licensee may delegate any of its obligations under this Agreement to (i) any licensee or sublicensee of Licensee for which Licensee or Licensor is to provide the Services through a Private Label Site, or (ii) any of its Affiliates if the Purchaser remains primarily liable for the obligations to be assigned, in each case with the prior written consent of the Seller. The Seller shall not be permitted to assign any of its rights or delegate any of its obligations under this Agreement except to the Subsidiary without Purchaser's prior written consent, which will not be unreasonably withheld.

(iii) Except for the provisions of Section 6 hereof, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the Parties to this Agreement and their respective successors and assigns (if any). Without limiting the generality of the foregoing, (i) no employee of the Seller or Purchaser shall have any rights under this Agreement, and (ii) no creditor of the Seller or the Subsidiary shall have any rights under this Agreement.

7.8 Remedies Cumulative; Specific Performance. The rights and remedies of the Parties hereto shall be cumulative (and not alternative). The Parties agrees that: (a) in the event of any Breach or threatened Breach by any Party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other Party to this Agreement, such other Party shall be entitled (in addition to any other remedy that may be available to them) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (ii) an injunction restraining such Breach or threatened Breach; and (b) such other Party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

7.9 Waiver.

(i) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(ii) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.10 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Purchaser and Seller.

7.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.12 Entire Agreement; Conflict. This Agreement set forth the entire understanding of the parties relating to the subject matter thereof and supersedes all prior agreements and understandings among or between any of the parties relating to the subject matter thereof. If the terms of this Agreement conflict with the provisions of any other agreement, this Agreement shall control.

7.13 Construction. For purposes

(i) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(ii) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(iii) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

(iv) Except as otherwise indicated, all references in this Agreement to "Sections" are intended to refer to Sections of this Agreement.

7.14 Further Assurances. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the express purposes and intent of this Agreement.

7.15 Force Majeure. Neither Party will be liable for, or will be considered to be in breach of or default under this Agreement on account of, any delay or failure to perform as required by this Agreement as a result of any causes or conditions that are beyond such Party's reasonable control and that such Party is unable to overcome through the exercise of commercially reasonable diligence. If any force majeure event occurs, the affected Party will give prompt written notice to the other Party and will use commercially reasonable efforts to minimize the impact of the event on the other Party.

The parties to this Agreement have caused this Agreement to be executed and delivered as of the Effective Date.

SELLER and LICENSOR:

ZERONINES TECHNOLOGY, INC.
a Colorado corporation

By: \s\
Print Name: John C. Botdorf
Title: Executive Chairman

PURCHASER and LICENSEE:

ZENVAULT MEDICAL CORPORATION
a Colorado corporation

By: \s\
Print Name: Alan S. Gin
Title: Chief Executive Officer